Exhibit 99.62

FIFTH AMENDMENT AGREEMENT

dated as of December 11, 2017

among

COMPUTERSHARE TRUST COMPANY OF CANADA, in its capacity as trustee of

MOGO FINANCE TRUST

as Borrower

and

FORTRESS CREDIT CO LLC

as Administrative Agent, Collateral Agent and Sole Lead Arranger

and

THE LENDER PARTY HERETO

FIFTH AMENDMENT AGREEMENT

This FIFTH AMENDMENT AGREEMENT (this “Amendment”), dated as of December 11, 2017, is entered into by and among COMPUTERSHARE TRUST COMPANY OF CANADA, in its capacity as trustee of MOGO FINANCE TRUST (in such capacity, the “Borrower”), FORTRESS CREDIT CO LLC, as Administrative Agent (in such capacity, the “Administrative Agent”), Collateral Agent (in such capacity, the “Collateral Agent”), and as Sole Lead Arranger (in such capacity, the “Arranger”), and DRAWBRIDGE SPECIAL OPPORTUNITIES FUND LP, as Lender.

RECITALS:

WHEREAS, pursuant to that certain Credit Agreement dated as of September 1, 2015 among the Borrower, the Administrative Agent, the Collateral Agent, the Arranger, the Additional Indemnitors and the lenders party thereto from time to time (the “Lenders”), as amended by the First Amendment Agreement among the parties hereto dated June 30, 2016, by the Second Amendment Agreement among the parties hereto dated December 13, 2016, by the Third Amendment Agreement among the parties hereto dated April 10, 2017 and by the Fourth Amendment Agreement among the parties hereto dated September 25, 2017 (collectively, the “Credit Agreement”), the Lenders agreed to make certain financial accommodations available to the Borrower; and

WHEREAS the parties hereto desire to enter into this Amendment to modify certain of the terms and provisions of the Credit Agreement;

NOW, THEREFORE, in consideration of the premises and the agreements, provisions and covenants herein contained, the parties hereto agree as follows:

ARTICLE 1

AMENDMENTS

1.1	The Credit Agreement is amended in its entirety to take the form attached hereto as Exhibit A.

ARTICLE 2

AFFIRMATION/REPRESENTATION

2.1	Affirmation of Credit Agreement.

Each of the Borrower and each Additional Indemnitor hereby expressly affirms all of its obligations and liabilities as set forth in the Credit Agreement and the other Credit Documents and agrees to be bound by and abide by and operate and perform under and pursuant to and comply fully with all of the terms, conditions, provisions, agreements, guarantees, representations, undertakings, warranties, indemnities, grants of security interests and covenants contained in the Credit Agreement and the other Credit Documents, as such obligations and liabilities may be modified by this Amendment, as though the Credit Agreement and the other Credit Documents were being re-executed on the date hereof by each of the Borrower and each Additional Indemnitor, except to the extent that such terms expressly relate to an earlier date.

Each of the Borrower and each Additional Indemnitor hereby represents and warrants that, upon effecting the amendments contemplated by this Amendment, each of the representations and warranties set forth in Section 4 of the Credit Agreement are true and correct as if made on the date hereof and that neither the Borrower, nor any Additional Indemnitor is in breach or default of any of its covenants, undertakings or other obligations under the Credit Agreement or any other Credit Document (as amended hereby).

ARTICLE 3

GENERAL PROVISIONS

3.1	Capitalized terms not otherwise defined herein shall have the meaning ascribed thereto in the Credit Agreement.

3.2	Except as expressly provided in this Amendment, the terms and provisions of the Credit Agreement shall remain in full force and effect and are hereby affirmed, confirmed and ratified in all respects.

3.3	This Amendment may be executed in any number of counterparts, each of which when so executed and delivered shall be deemed an original, but all such counterparts together shall constitute but one and the same instrument.

3.4	Section headings in this Amendment are included for convenience of reference only and shall not constitute a part hereof for any other purpose or be given any substantive effect.

3.5	This Amendment shall be construed in accordance with and governed by the laws of the Province of Ontario and the federal laws of Canada applicable therein.

3.6	The amendments to the Credit Agreement contemplated in this Amendment shall be deemed to have effect as of the date first above written notwithstanding the date of execution and delivery of this Amendment.

3.7	On or after the date first above written, each reference in the Credit Agreement to “this Agreement” words of like import or in any of the other Credit Documents to the Credit Agreement shall be deemed to refer to the Credit Agreement as amended hereby.

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IN WITNESS WHEREOF, the parties hereto have caused this Amendment to be duly executed and delivered as of the date first written above.

COMPUTERSHARE TRUST COMPANY OF CANADA, in its capacity as trustee of MOGO FINANCE TRUST, by its administrator, MOGO FINANCE TECHNOLOGY INC., as Borrower

By:	(signed) “Greg Feller”
Name: Greg Feller
Title: President & CFO

By:
Name:
Title:

Fifth Amending Agreement

FORTRESS CREDIT CO LLC, as Administrative Agent, Collateral Agent, and Arranger

By:	(signed) “Constantine M. Dakolias”
Name: Constantine M. Dakolias
Title: President

Fifth Amending Agreement

DRAWBRIDGE SPECIAL OPPORTUNITIES FUND LP, as Lender

By:	Drawbridge Special Opportunities GP LLC, its general partner

By:	(signed) “Constantine M. Dakolias”
Name: Constantine M. Dakolias
Title: President

Fifth Amending Agreement

Exhibit A

EXECUTION VERSION

(consolidated to Fifth Amendment)

CREDIT AGREEMENT

dated as of September 1, 2015

among

COMPUTERSHARE TRUST COMPANY OF CANADA, in its capacity as trustee of
MOGO FINANCE TRUST

as Borrower

FORTRESS CREDIT CO LLC

as Administrative Agent, Collateral Agent, Sole Lead Arranger and a Lender

and

THE LENDERS PARTY HERETO FROM TIME TO TIME

Senior Secured Credit Facility

i

(continued)

ii

(continued)

iii

(continued)

Page

APPENDICES:	A	Revolving Commitments	Appendix A-1
	B	Notice Addresses	Appendix B-1
	C	Eligibility Criteria	Appendix C-1
	D	Cumulative Default Rate Triggers	Appendix D-1

EXHIBITS:	A	Form of Funding Notice and Certificate
	B	Form of Note
	C	Form of Closing Date Certificate
	D	Form of Assignment Agreement
	E	Form of Solvency Certificate

iv

CREDIT AGREEMENT

This CREDIT AGREEMENT, dated as of September 1, 2015, is entered into by and among COMPUTERSHARE TRUST COMPANY OF CANADA, in its capacity as trustee of MOGO FINANCE TRUST (in such capacity, the “Borrower”), and FORTRESS CREDIT CO LLC (“Fortress”), as a Lender, the Administrative Agent (in such capacity, the “Administrative Agent”), the Collateral Agent (in such capacity, the “Collateral Agent”) and sole Lead Arranger, and the other Lenders party hereto from time to time.

RECITALS:

WHEREAS, the Lenders have agreed to extend a senior secured credit facility (the “Facility”) to the Borrower in an aggregate principal amount not to exceed $50,000,000, the proceeds of which will be used by the Borrower to acquire Borrower Receivables and to pay fees and expenses related to the foregoing; and

WHEREAS, the Borrower has agreed to secure all of its Obligations by granting to the Collateral Agent, for the benefit of the Secured Parties, a First Priority Lien on all of its assets;

NOW, THEREFORE, in consideration of the premises and the agreements, provisions and covenants herein contained, the parties hereto agree as follows:

SECTION 1. DEFINITIONS AND INTERPRETATION

1.1.	Definitions.

The following terms used herein, including in the preamble, recitals, exhibits and schedules hereto, shall have the following meanings:

“Account Control Agreement” means a three-party agreement, in form and substance satisfactory to the Collateral Agent, entered into by the Borrower, the Collateral Agent and the applicable financial institution pursuant to which such financial institution, in respect of those accounts maintained at such financial institution identified in such agreement, inter alia, (a) acknowledges the Lien in favour of the Collateral Agent, for the benefit of the Secured Parties, under the Collateral Documents, (b) waives and subordinates any rights of set-off, consolidation or other Liens that may at any time exist in favour of such account financial institution, and (c) agrees to comply with the instructions and directions of the Collateral Agent in respect of such accounts without the further consent of the Borrower and to not comply with the instructions of the Borrower without the Collateral Agent’s consent.

“Accordion Fee” means, with respect to any increase in the Revolving Loan Commitment of Fortress pursuant to Section 2.1(b), an amount equal to 1% of such increase.

“Additional Deferred Servicing Fee” means, (a) if the Company is the Servicer, the “Additional Deferred Servicing Fee” as defined in the Company Servicing Agreement, and (b) if the Company is not the Servicer, nil.

“Additional Indemnitors” means each Approved Liquid Originating Subsidiary, the Company, Mogo Financial (B.C.) Inc., Mogo Financial (Alberta) Inc., Mogo Financial (Ontario) Inc., [Redacted – Personal Information].

“Adjusted LIBOR” means, for any Interest Period, the per annum rate equal to the greater of (i) 1.5% per annum and (ii) (a) the rate per annum (rounded to the nearest 1/100 of 1%) equal to the rate determined by the Administrative Agent to be the offered rate which appears on the page of the Reuters Screen which displays an average British Bankers Association Interest Settlement Rate (such page currently being Reuters Screen LIBOR01 Page) for deposits (for delivery on the first day of such period) for a one-month period in US Dollars, determined as of approximately 11:00 a.m. (London, England time) on the related Interest Rate Reset Date, or (b) in the event the rate referenced in the preceding clause (a) does not appear on such page or service or if such page or service shall cease to be available, the rate per annum (rounded to the nearest 1/100 of 1%) equal to the rate determined by the Administrative Agent to be the offered rate on such other page or other service which displays an average British Bankers Association Interest Settlement Rate for deposits (for delivery on the first day of such period) for a one-month period in US Dollars, determined as of approximately 11:00 a.m. (London, England time) on the related Interest Rate Reset Date, or (c) in the event the rates referenced in the preceding clauses (a) and (b) are not available, the rate per annum (rounded to the nearest 1/100 of 1%) equal to the offered quotation rate to first class banks in the London interbank market for deposits by any Lender selected by the Administrative Agent (for delivery on the first day of the relevant period) for a one month period in US Dollars, determined as of approximately 11:00 a.m. (London, England time) on such Interest Rate Reset Date.

“Administration Agreement” means the Administration Agreement dated as of September 1, 2015 between the Company and the Borrower in respect of the administration of the Borrower Trust.

“Administrative Agent” has the meaning ascribed thereto in the preamble hereto.

“Adverse Proceeding” means, with respect to any Person, any action, suit, proceeding, hearing (in each case, whether administrative, judicial or otherwise), governmental investigation or arbitration (whether or not purportedly on behalf of such Person) at law or in equity, or before or by any Governmental Authority, domestic or foreign, whether pending or, to the knowledge of such Person, threatened against or affecting such Person or its properties.

“Affected Person” has the meaning ascribed thereto in Section 2.15(e).

“Affiliate” means, as applied to any Person, any other Person directly or indirectly controlling (including any member of senior management of such Person), controlled by, or under common control with, that Person. For the purposes of this definition, “control” (including, with correlative meanings, the terms “controlling,” “controlled by” and “under common control with”), as applied to any Person, means the possession, directly or indirectly, of the power (a) to vote 10% or more of the Securities having ordinary voting power for the election of directors of such Person or (b) to direct or cause the direction of the management and policies of that Person, whether through the ownership of voting securities or by contract or otherwise.

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“Agent” means each of the Administrative Agent and the Collateral Agent.

“Aggregate Amounts Due” has the meaning ascribed thereto in Section 2.13.

“Agreement” means this Credit Agreement.

“Applicable Interest Rate” means Level I Interest Rate, Level II Interest Rate, or Level III Interest Rate, as applicable.

“Approved Contract” has the meaning ascribed thereto in the Master Purchase Agreement.

“Approved Liquid Originating Subsidiary” means (a) the Originator, and (b) each other Subsidiary of the Company which has been approved by the Administrative Agent to originate Liquid Receivables.

“Approved Province” means each of British Columbia, Alberta, Ontario and each other province or territory of Canada which has been approved by the Administrative Agent.

“Assignment Agreement” means an Assignment and Assumption Agreement substantially in the form of Exhibit D, with such amendments or modifications as may be approved by the Administrative Agent.

“August Investment Pool” means the Investment Pool comprised of Eligible Receivables that were originated by the Originator on or after August 1, 2015 and on or before August 31, 2015.

“Authorized Officer” means, as applied to any Person, any individual holding the position of chairman of the board (if an officer), chief executive officer, president or one of its vice presidents (or the equivalent thereof), and such Person’s chief financial officer or treasurer. As used herein, an Authorized Officer of the Borrower shall include each Authorized Officer of the Company so long as the Administration Agreement is in effect.

“Availability” means, as of any date of determination in respect of the Revolving Loan Investment Pool, an amount equal to (a) the related Borrowing Base, minus (b) the related Investment Pool Amount, in each case, as of such date.

“Backup Servicer” means PFSC Canada Inc.

“Backup and Successor Servicing Agreement” means the Backup and Successor Servicing Agreement dated as of the date hereof by and among the Backup Servicer, the Company, the Borrower and the Administrative Agent.

“Backup Servicing Fees” means (a) if the Backup Servicer is not the Servicer, the fees listed on Schedule 1 of the Backup and Successor Servicing Agreement and all related third-party costs and expenses incurred by the Backup Servicer and reimbursable pursuant to the Backup and Successor Servicing Agreement, and (b) if the Backup Servicer is the Servicer, nil.

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“Bad Boy Indemnities” means those indemnities from each of the Additional Indemnitors in favour of the Administrative Agent, for the benefit of each of the Secured Parties, dated the date hereof and effective from and after such date as specified therein.

“BIA” means the Bankruptcy and Insolvency Act (Canada).

“BMO” means Bank of Montreal.

“Borrower” has the meaning ascribed thereto in the preamble hereto.

“Borrower Declaration of Trust” means the declaration of trust dated September 1, 2015 establishing the Borrower Trust.

“Borrower Receivable” means each Receivable that has been originated by an Approved Liquid Originating Subsidiary and sold by the Originator to the Borrower pursuant to the Master Purchase Agreement.

“Borrower Trust” means MOGO Finance Trust.

“Borrowing Base” means, as of any date of determination, with respect to any Investment Pool, an amount equal to (i) the Maximum Advance for such Investment Pool, plus (ii) all amounts on deposit in the Loan Account with respect to such Investment Pool, minus (iii) all accrued but unpaid interest, fees, expenses and Indemnified Liabilities for a sum certain with respect to the related Loan due and payable on the following Settlement Date, minus (iv) the Reserves with respect to such Investment Pool, in each case, as of such date.

“Borrowing Base Deficiency” means, as of any date of determination:

(a)	with respect to any Investment Pool, the amount by which the related Investment Pool Amount exceeds the related Borrowing Base, in each case, as of such date; and

(b)	with respect to the Facility, the amount by which the Facility Amount exceeds the Maximum Committed Amount, in each case, as of such date.

“Business Day” means any day excluding Saturday, Sunday and any day which is a legal holiday under the laws of the State of New York, the Province of Ontario or the Province of British Columbia or on which banking institutions located in any such jurisdiction are authorized or required by law or other governmental action to close.

“Capital Adequacy Adjustment Event” has the meaning ascribed thereto in Section 2.15(b).

“Capital Lease” means, as applied to any Person, any lease of any property (whether real, personal or mixed) by that Person (a) as lessee that, in conformity with GAAP, is or should be accounted for as a capital lease on the balance sheet of that Person or (b) as lessee which is a transaction of a type commonly known as a “synthetic lease” (i.e., a transaction that is treated as an operating lease for accounting purposes but with respect to which payments of rent are intended to be treated as payments of principal and interest on a loan for income tax purposes).

4

“Capital Stock” means any and all shares, interests, participations or other equivalents (however designated) of capital stock of a corporation, any and all equivalent ownership interests in a Person (other than a corporation), including, without limitation, partnership interests and membership interests, and any and all warrants, rights or options to purchase or other arrangements or rights to acquire any of the foregoing.

“CCAA” means the Companies’ Creditors Arrangement Act (Canada).

“Certification Date” shall mean the later of (i) the Closing Date, (ii) the most recent Settlement Date, and (iii) the most recent Credit Date.

“Change of Control” means, (a) in respect of any Approved Liquid Originating Subsidiary, the Company shall cease to directly beneficially own and control 100% on a fully diluted basis of the economic and voting interest in the Capital Stock of such Approved Liquid Originating Subsidiary, (b) in respect of the Company, any event, transaction or occurrence as a result of which (i) a Person who on the date hereof is a Control Person of the Company ceases to be a Control Person of the Company, (ii) a Person who on the date hereof is not a Control Person of the Company becomes a Control Person of the Company, or (iii) [Redacted – Personal Information] shall cease to collectively beneficially own and control greater than 12.5% on a fully diluted basis of the economic and voting interest in the Capital Stock of the Company, or (c) in respect of the Company or any Approved Liquid Originating Subsidiary, the Key Employees shall cease to collectively have primary responsibility for the operations of the Company or such Approved Liquid Originating Subsidiary, provided, however, that if any Key Employee ceases to have primary responsibility for the operations of the Company or such Approved Liquid Originating Subsidiary due to his termination, resignation, incapacity or death, the Company shall be afforded a period of sixty (60) days to procure a satisfactory replacement as determined by the Administrative Agent, provided, however, that if the Company is diligently engaged in the process of procuring a replacement Key Employee and requires an additional period to effect same, such sixty (60) day period shall be further extended by an additional sixty (60) days if consented to by the Administrative Agent.

“Charged-Off Receivable” means any Receivable with respect to which the earlier of any of the following shall have occurred (without duplication): (a) the related Obligor is deceased, (b) the related Obligor is subject to a proceeding under Debtor Relief Laws, (c) proceeds have been received which, in the Servicer’s good faith judgment, constitute the final amounts recoverable in respect of such Receivable, (d) such Receivable is 90 days or more past due, or (e) the Servicer has otherwise determined, in accordance with the Servicing Standards, that the related Receivable should be charged-off as uncollectible.

“Closing Date” means the date on which all the conditions set forth in Section 3.1 have been satisfied (or waived in accordance with Section 9.8).

“Closing Date Certificate” means a Closing Date Certificate substantially in the form of Exhibit C.

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“Collateral” means, collectively, all of the real and personal property in which Liens are purported to be granted pursuant to the Collateral Documents as security for the Obligations, including without limitation, the Receivable Collateral.

“Collateral Agent” has the meaning ascribed thereto in the preamble hereto.

“Collateral Documents” means the Security Agreement, each Account Control Agreement and all other instruments, documents and agreements delivered by the Borrower pursuant to this Agreement or any of the other Credit Documents in order to grant to the Collateral Agent, for the benefit of the Secured Parties, a Lien on any property of the Borrower as security for the Obligations.

“Collection Account” has the meaning ascribed thereto in Section 2.9(a).

“Collection Account Bank” means a financial institution acceptable to the Administrative Agent and which maintains the Collection Accounts. The initial Collection Account Bank is BMO.

“Collection Account Bank Fee” means the collection account bank fee as agreed by the Collection Account Bank and the Collateral Agent in their reasonable discretion.

“Collection Period” means, (a) with respect to the initial Settlement Date, the period beginning on the Initial Credit Date and ending on September 30, 2015, and (b) with respect to any other Settlement Date, the immediately preceding calendar month.

“Collections” means all collections on or in respect of the Borrower Receivables, including, without limitation, all Scheduled Receivable Payments, all non-scheduled payments, all prepayments, all late fees, all other fees, all insurance proceeds, all insurance premiums (including Western Premiums), all Expense Allowances, all liquidation proceeds, all Recoveries, all Originator Amounts, all investment earnings (including interest earned on amounts on deposit in the Collection Account or the Loan Account), payments received under any personal guarantee with respect to any Borrower Receivable and all other payments or proceeds received with respect to any Borrower Receivable.

“Company” means Mogo Finance Technology Inc.

“Company Servicing Agreement” means the Servicing Agreement dated as of the date hereof among the Company, the Borrower and the Administrative Agent.

“Company Standstill Agreement” means the Standstill Agreement among the Company, the Administrative Agent and the Borrower dated as of the date hereof.

“Company Subordinated Loan Agreement” means that certain Subordinated Loan Agreement dated as of the date hereof between the Company and the Borrower.

“Contract” has the meaning ascribed thereto in the Master Purchase Agreement.

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“Contractual Obligation” means, as applied to any Person, any provision of any Security issued by that Person or of any indenture, mortgage, deed of trust, contract, undertaking, agreement or other instrument to which that Person is a party or by which it or any of its properties is bound or to which it or any of its properties is subject.

“Control Person” means a “control person” as defined in the Securities Act (Ontario).

“Cost Increase Event” has the meaning ascribed thereto in Section 2.15(a).

“CP Interest Rate” means, as at any date of determination, a fraction, expressed as a percentage, the numerator or which is (a) the aggregate unpaid principal amount of the Loans less than or equal to $100 million multiplied by the Level I Interest Rate, plus (b) the aggregate unpaid principal balance of the Loans greater than $100 million and less than or equal to $150 million multiplied by the Level II Interest Rate, plus (c) the aggregate unpaid principal balance of the Loans greater than $150 million multiplied by the Level III Interest Rate, and the denominator of which is the the aggregate unpaid principal balance of the Loans, in each case, as at such date.

“Credit Date” means the date that a Revolving Loan is to be advanced pursuant to Section 2.1

“Credit Document” means any of (a) this Agreement, the Notes, if any, the Bad Boy Indemnities and the Collateral Documents, and (b) all other documents, instruments or agreements executed and delivered by the Borrower for the benefit of any Agent or any Lender in connection herewith.

“Cumulative Default Rate” means, as of any date of determination in respect of any Term Loan Investment Pool, a percentage, equal to a fraction, (a) the numerator of which is the Cumulative Defaults of such Investment Pool, and (b) the denominator of which is an amount equal to the aggregate original principal balance of all Borrower Receivables in such Term Loan Investment Pool, in each case, as of the last day of the most recently ended Collection Period.

“Cumulative Default Trigger Rate” means, (a) in respect of the Initial Investment Pool and in respect of the last day of a Collection Period following the related Origination Period, the rate ascribed thereto in column X of Appendix D, and (b) in respect of any Term Loan Investment Pool other than the Initial Investment Pool and in respect of the last day of a Collection Period following the related Origination Period, the sum of (i) the related Liquid A Rate multiplied by A%, plus (ii) the related Liquid B Rate multiplied by B%, plus (iii) the related Liquid C Rate multiplied by C%, plus (iv) the related Liquid D Rate multiplied by D%, plus (v) the related Liquid E Rate multiplied by E%, plus (vi) the related Liquid F Rate multiplied by F%, plus (vii) the related Liquid G Rate multiplied by G%, plus (vii) the related Liquid H Rate multiplied by H%, plus (ix) the related Liquid I Rate multiplied by I%, plus (x) the related Liquid J Rate multiplied by J%, plus (xi) the related Liquid K Rate multiplied by K%, in each case, in respect of such Term Loan Investment Pool as at such last day. In this definition, A, B, C, D, E, F, G, H, I, J and K shall, in respect of each Collection Period since the related Origination Period, have the values ascribed to them in Appendix D.

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“Cumulative Defaults” means, as of any date of determination in respect of any Term Loan Investment Pool, an amount equal to the aggregate unpaid principal balance of all Borrower Receivables in such Term Loan Investment Pool that became Charged-Off Receivables during the period beginning on the earliest date of origination of any Borrower Receivable in such Term Loan Investment Pool, and ending on the last day of the most recently ended Collection Period.

“Debtor Relief Laws” means any of the BIA, the CCAA, the WURA and any other applicable insolvency, corporate arrangement or restructuring or other similar law of any jurisdiction including any law of any jurisdiction permitting a debtor to obtain a stay or a compromise of the claims of its creditors against it.

“Default” means a condition or event that, after notice or lapse of time or both, would constitute an Event of Default.

“Default Rate” means the interest rate provided in Section 2.6.

“Deferred Purchase Price” has the meaning ascribed thereto in the Master Purchase Agreement.

“Delinquency Rate” means, as of any date of determination in respect of any Term Loan Investment Pool, a percentage, equal to a fraction, (a) the numerator of which is an amount equal to the aggregate unpaid principal balance of all Borrower Receivables in such Term Loan Investment Pool that are Delinquent Receivables, and (b) the denominator of which is an amount equal to the aggregate unpaid principal balance of all Borrower Receivables in such Investment Pool, in each case, as of the last day of the most recently ended Collection Period.

“Delinquency Trigger Rate” means, (a) in respect of the Initial Investment Pool, 7.73%, and (b) as of any date of determination in respect of any Term Loan Investment Pool other than the Initial Investment Pool, the sum of (i) the related Liquid A Rate multiplied by 4.45%, plus (ii) the related Liquid B Rate multiplied by 4.81%, plus (iii) the related Liquid C Rate multiplied by 5.30%, plus (iv) the related Liquid D Rate multiplied by 6.37%, plus (v) the related Liquid E Rate multiplied by 6.65%, plus (vi) the related Liquid F Rate multiplied by 7.07%, plus (vii) the related Liquid G Rate multiplied by 7.54%, plus (vii) the related Liquid H Rate multiplied by 8.03%, plus (ix) the related Liquid I Rate multiplied by 9.37%, plus (x) the related Liquid J Rate multiplied by 10.69%, plus (xi) the related Liquid K Rate multiplied by 11.87%, in each case, in respect of such Term Loan Investment Pool as at such date of determination.

“Delinquent Receivable” means a Receivable that is more than 29 days past due and less than 90 days past due.

“Document Certification” means the document certification contemplated in Schedule 1 of the Backup and Successor Servicing Agreement.

“Dollars” and the sign “$” mean the lawful money of Canada.

“Eligibility Criteria” means the criteria set forth on Appendix C; provided that the Administrative Agent may unilaterally amend the Eligibility Criteria upon notice to the Borrower in any manner that is more inclusive of Receivables qualifying as Eligible Receivables.

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“Eligible Obligor” means, with respect to any Receivable, an Obligor (i) in respect of which an Insolvency Event has not occurred, (ii) who is not an employee of the Company or any Affiliate of the Company, (iii) who is resident in an Approved Province, (iv) who is not an Obligor with respect to more than one Receivable with any Approved Liquid Originating Subsidiary or any of their Affiliates unless such Receivables has/have been, at all times, (i) less than eight days delinquent during the three month period immediately preceding approval by the related Approved Liquid Originating Subsidiary or an Affiliate thereof, as applicable, of such Obligor’s application for a Receivable, and (ii) less than 30 days delinquent during the three month period beginning six months prior to such Obligor’s application for a Receivable.

“Eligible Receivable” means, as at any date, a Borrower Receivable with respect to which the Eligibility Criteria are satisfied as of such date.

“ERISA” means the Employee Retirement Income Security Act of 1974.

“EROFR Agreement” means the Exclusivity and Right of First Refusal Agreement dated as of the date hereof between the Company and Fortress.

“Exchange Act” means the Securities Exchange Act of 1934.

“Event of Default” means any of the conditions or events set forth in Section 7.1.

“Expense Allowance” means, in respect of any Investment Pool, the “Expense Allowance”, as defined in the Western Insurance Agreement, payable by Western Insurance in respect of such Investment Pool.

“Facility” has the meaning ascribed thereto in the preamble hereto.

“Facility Amount” means, as of any date of determination, an amount equal to the aggregate Investment Pool Amounts as of such date.

“Federal Funds Rate” for any day, means (i) the weighted average of the rates on overnight federal funds transactions with members of the Federal Reserve System arranged by federal funds brokers, as published on the next succeeding Business Day by the Federal Reserve Bank of New York, or, if such rate is not so published for any day that is a Business Day, the average of the quotations for the day of such transactions received by the Administrative Agent from three federal funds brokers of recognized standing selected by it, plus (ii) plus 1/2 of 1%. The Administrative Agent’s determination of such rate shall be binding and conclusive absent manifest error.

“Financial Officer Certification” means, with respect to the financial statements for which such certification is required, the certification of an Authorized Officer of the Borrower, the Approved Liquid Originating Subsidiaries or the Servicer, as applicable, that such financial statements have been prepared in accordance with GAAP consistently applied and fairly present, in all material respects, the financial condition of the Borrower, the Approved Liquid Originating Subsidiaries or the Company, as applicable, as at the dates indicated and the results of their operations and their cash flows for the periods indicated.

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“First Payment Failure” means a Borrower Receivable in respect of which the initial Scheduled Receivable Payment was not received prior to 30 days past the due date thereof.

“First Payment Failure Rate” means, as of any date of determination in respect of any Term Loan Investment Pool, a percentage, equal to a fraction, (a) the numerator of which is an amount equal to the aggregate original principal balance of all Borrower Receivables in such Term Loan Investment Pool that are First Payment Failures, and (b) the denominator of which is an amount equal to the aggregate original principal balance of all Borrower Receivables in such Term Loan Investment Pool, in each case, as of the last day of the most recently ended Collection Period.

“First Payment Failure Trigger Rate” means, (a) in respect of the Initial Investment Pool, 5.38%, and (b) as of any date of determination in respect of any Term Loan Investment Pool other than the Initial Investment Pool, the sum of (i) the related Liquid A Rate multiplied by 4.57%, plus (ii) the related Liquid B Rate multiplied by 4.71%, plus (iii) the related Liquid C Rate multiplied by 4.78%, plus (iv) the related Liquid D Rate multiplied by 4.83%, plus (v) the related Liquid E Rate multiplied by 4.88%, plus (vi) the related Liquid F Rate multiplied by 5.11%, plus (vii) the related Liquid G Rate multiplied by 5.25%, plus (vii) the related Liquid H Rate multiplied by 5.53%, plus (ix) the related Liquid I Rate multiplied by 5.92%, plus (x) the related Liquid J Rate multiplied by 6.34%, plus (xi) the related Liquid K Rate multiplied by 6.63%, in each case, in respect of such Term Loan Investment Pool as at such date of determination.

“First Priority Lien” means, with respect to any Lien purported to be created in any Collateral pursuant to this Agreement or any other Credit Document, that such Lien is the only Lien to which such Collateral is subject other than Permitted Liens.

“Fiscal Quarter” means, with respect to a particular Fiscal Year, a fiscal quarter corresponding to such Fiscal Year.

“Fiscal Year” means for the Borrower, any consecutive twelve-month period commencing on the date following the last day of the previous Fiscal Year and ending on December 31.

“Fortress” has the meaning ascribed thereto in the preamble hereto.

“Funding Notice and Certificate” means a Funding Notice and Certificate substantially in the form of Exhibit A.

“GAAP” means, subject to the limitations on the application thereof set forth in Section 1.2, generally accepted accounting principles in effect in Canada as of the date of determination thereof as recommended in the Handbook of the Canadian Institute of Chartered Accountants, including IFRS.

“Governmental Authority” means any federal, state, provincial, territorial, municipal, national or other government, governmental department, commission, board, bureau, court, central bank, agency or instrumentality or political subdivision thereof or any entity or officer exercising executive, legislative, judicial, regulatory, administrative or quasi-governmental functions of or pertaining to any government or any court, in each case whether associated with a state of the United States, the United States, a province or territory of Canada, Canada or a foreign entity or government.

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“Governmental Authorization” means any permit, license, approval, authorization, plan, directive, consent order, consent decree, or other like instrument of, from or required by any Governmental Authority.

“Highest Lawful Rate” means the maximum lawful interest rate, if any, that at any time or from time to time may be contracted for, charged, or received under the laws applicable to any Lender which are presently in effect or, to the extent allowed by law, under such applicable laws which may hereafter be in effect and which allow a higher maximum nonusurious interest rate than applicable laws now allow.

“IFRS” means international accounting standards adopted by the International Accounting Standards Board, as amended from time to time.

“Increase Notice” has the meaning ascribed thereto in Section 2.1(b).

“Indebtedness,” as applied to any Person, means, without duplication, (a) all indebtedness for borrowed money; (b) that portion of obligations with respect to Capital Leases that is properly classified as a liability on a balance sheet in conformity with GAAP; (c) notes payable and drafts accepted representing extensions of credit whether or not representing obligations for borrowed money; (d) any obligation owed for all or any part of the deferred purchase price of property or services; (e) all indebtedness secured by any Lien on any property or asset owned or held by that Person regardless of whether the indebtedness secured thereby shall have been assumed by that Person or is nonrecourse to the credit of that Person; (f) the face amount of any letter of credit or bankers’ acceptance issued or accepted, as applicable, for the account of that Person or as to which that Person is otherwise liable for reimbursement of drawings or otherwise; (g) the direct or indirect guarantee, endorsement (otherwise than for collection or deposit in the ordinary course of business), co-making, discounting with recourse or sale with recourse by such Person of the obligation of another; (h) any obligation of such Person the primary purpose or intent of which is to provide assurance to an obligee that the obligation of the obligor thereof will be paid or discharged, or any agreement relating thereto will be complied with, or the holders thereof will be protected (in whole or in part) against loss in respect thereof; (i) any liability of such Person for an obligation of another through any agreement (contingent or otherwise) (A) to purchase, repurchase or otherwise acquire such obligation or any security therefor, or to provide funds for the payment or discharge of such obligation (whether in the form of loans, advances, stock purchases, capital contributions or otherwise) or (B) to maintain the solvency or any balance sheet item, level of income or financial condition of another if, in the case of any agreement described under subclauses (A) or (B) of this clause (i), the primary purpose or intent thereof is as described in clause (h) above; and (j) all obligations of such Person in respect of any exchange traded or over the counter derivative transaction, whether entered into for hedging or speculative purposes or otherwise.

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“Indemnified Liabilities” means, collectively, any and all liabilities, obligations, losses, damages, penalties, claims, costs, expenses and disbursements of any kind or nature whatsoever (including the reasonable, documented, out-of-pocket fees and disbursements of counsel for Indemnitees in connection with any investigative, administrative or judicial proceeding or order commenced by any Person, whether or not any such Indemnitee shall be designated as a party or a potential party thereto, and any reasonable, documented, out-of-pocket fees or expenses incurred by Indemnitees in enforcing the indemnification provisions of Section 9.6), whether direct, indirect or consequential and whether based on any federal, provincial, territorial, local, or foreign laws, statutes, rules or regulations (including securities and commercial laws, statutes, rules or regulations, based on common law or equitable cause or on contract or otherwise) that may be issued to, imposed on, incurred by, or asserted against any such Indemnitee, in any manner relating to or arising out of this Agreement or the other Credit Documents or the transactions contemplated hereby or thereby (including the Lenders’ agreement to advance any Loan or the use or intended use of the proceeds thereof, or any enforcement of any of the Credit Documents (including any sale of, collection from, or other realization upon any of the Collateral).

“Indemnitee” has the meaning ascribed thereto in Section 9.6(a).

“Independent Accountants” means (a) MNP LLP or (b) a firm of independent certified public accountants acceptable to the Administrative Agent.

“Initial Credit Date” means the date on which the initial Credit Date occurs.

“Initial Investment Pool” means the Investment Pool comprised of Eligible Receivables that were originated by the Originator on or before June 30, 2015 and purchased by the Borrower from the Originator on the Initial Credit Date.

“Initial Purchase Price” has the meaning ascribed thereto in the Master Purchase Agreement.

“Insolvency Event” means, with respect to a specified Person, (a) the institution of a proceeding or the filing of a petition against such Person seeking the entry of a decree or order for relief by a court having jurisdiction in the premises in respect of such Person or any substantial part of its property in an involuntary case or proceeding under any Debtor Relief Laws seeking the appointment of a receiver, liquidator, assignee, custodian, trustee, sequestrator or similar official for such Person or for any substantial part of its property, or ordering the winding-up or liquidation of such Person’s affairs, and such proceeding or petition, decree or order shall remain unstayed or undismissed for a period of thirty (30) consecutive days or an order or decree for the requested relief is earlier entered or issued; or (b) the commencement by such Person of a voluntary case or proceeding under any applicable Debtor Relief Laws or the consent by such Person to the entry of an order for relief in an involuntary case or proceeding under any such law, or the consent by such Person to the appointment of or taking possession by, a receiver, liquidator, assignee, custodian, trustee, sequestrator, or similar official for such Person or for any substantial part of its property, or the making by such Person of any general assignment for the benefit of creditors, or the failure by such Person generally to pay its debts as such debts become due, or the taking of any action by such Person in furtherance of any of the foregoing, or the board of directors (or similar governing body) of such Person shall pass any resolution or otherwise authorize any action to approve any of the foregoing.

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“Interest Period” means, with respect to any Settlement Date, (a) with regard to the first such period, the period commencing on (and including) the Initial Credit Date to but excluding such Settlement Date; and (b) thereafter, the period commencing on (and including) the immediately preceding Settlement Date to but excluding such Settlement Date.

“Interest Rate Reset Date” means, with respect to any Interest Period, the date that is two (2) Business Days prior to the first day of such Interest Period.

“Investment” means, in respect of any Person, (a) any direct or indirect purchase or other acquisition by such Person of, or of a beneficial interest in, any of the Securities of any other Person; (b) any direct or indirect redemption, retirement, purchase or other acquisition for value by such Person from any other Person, of any Capital Stock of such other Person; (c) any direct or indirect loan, advance or capital contributions by such Person to any other Person, including all indebtedness and accounts receivable from that other Person; and (d) the acquisition or purchase of any interest in any asset or property by such Person.

“Investment Pool” has the meaning ascribed thereto in Section 2.1(d).

“Investment Pool Amount” means with respect to any Investment Pool, as of any date of determination, an amount equal to the aggregate outstanding principal amount of the Loans related to such Investment Pool as of such date.

“Investment Pool Ratio” means, as of any date of determination and with respect to any Investment Pool, a percentage, equal to a fraction, (a) the numerator of which is the Investment Pool Amount related to such Investment Pool and (b) the denominator of which is the Facility Amount, in each case, as of such date.

“July Investment Pool” means the Investment Pool comprised of Eligible Receivables that were originated by the Originator on or after July 1, 2015 and on or before July 31, 2015 and purchased by the Borrower from the Originator on the Initial Credit Date.

“Key Employees” means [Redacted – Personal Information], in each case, or the replacement thereof approved by the Administrative Agent in accordance with clause (c) of the definition of Change of Control.

“Lender” means each financial institution listed on the signature pages hereto as a Lender, and any other Person that becomes a party hereto pursuant to an Assignment Agreement.

“Level I Interest Rate” means, with respect to any Interest Period, the Adjusted LIBOR for such Interest Period, plus the 8%.

“Level II Interest Rate” means, with respect to any Interest Period, the Adjusted LIBOR for such Interest Period, plus the 7%.

“Level III Interest Rate” means, with respect to any Interest Period, the Adjusted LIBOR for such Interest Period, plus the 6.4%.

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“Lien” means any mortgage, deed of trust, pledge, hypothecation, adverse claim, assignment, deposit arrangement, lien, lease or other right of use or occupation, charge, claim, security interest, right of detention or seizure, right of set-off or consolidation, deemed trust, mechanics’ or repairers’ lien, right of distraint, easement or encumbrance, call or similar right, option to purchase, right of first refusal, conditional sale or other title retention agreement, or preference, priority or other security agreement or preferential arrangement of any kind or nature whatsoever having a similar economic effect as any of the foregoing (including an agreement to give any of the foregoing).

“Liquid A Rate” means, as of any date of determination in respect of any Investment Pool, a percentage, equal to a fraction, (a) the numerator of which is an amount equal to the aggregate initial principal balance of all Borrower Receivables in such Investment Pool that are Liquid A Receivables, and (b) the denominator of which is an amount equal to the aggregate initial principal balance of all Borrower Receivables in such Investment Pool.

“Liquid A Receivable” [Redacted – Commercially Sensitive Loan Product Term, Amounts and Interest Rates].

“Liquid B Rate” means, as of any date of determination in respect of any Investment Pool, a percentage, equal to a fraction, (a) the numerator of which is an amount equal to the aggregate initial principal balance of all Borrower Receivables in such Investment Pool that are Liquid B Receivables, and (b) the denominator of which is an amount equal to the aggregate initial principal balance of all Borrower Receivables in such Investment Pool.

“Liquid B Receivable” [Redacted – Commercially Sensitive Loan Product Term, Amounts and Interest Rates].

“Liquid C Rate” means, as of any date of determination in respect of any Investment Pool, a percentage, equal to a fraction, (a) the numerator of which is an amount equal to the aggregate initial principal balance of all Borrower Receivables in such Investment Pool that are Liquid C Receivables, and (b) the denominator of which is an amount equal to the aggregate initial principal balance of all Borrower Receivables in such Investment Pool.

“Liquid C Receivable” [Redacted – Commercially Sensitive Loan Product Term, Amounts and Interest Rates].

“Liquid D Rate” means, as of any date of determination in respect of any Investment Pool, a percentage, equal to a fraction, (a) the numerator of which is an amount equal to the aggregate initial principal balance of all Borrower Receivables in such Investment Pool that are Liquid D Receivables, and (b) the denominator of which is an amount equal to the aggregate initial principal balance of all Borrower Receivables in such Investment Pool.

“Liquid D Receivable” [Redacted – Commercially Sensitive Loan Product Term, Amounts and Interest Rates].

“Liquid E Rate” means, as of any date of determination in respect of any Investment Pool, a percentage, equal to a fraction, (a) the numerator of which is an amount equal to the aggregate initial principal balance of all Borrower Receivables in such Investment Pool that are Liquid E Receivables, and (b) the denominator of which is an amount equal to the aggregate initial principal balance of all Borrower Receivables in such Investment Pool.

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“Liquid E Receivable” [Redacted – Commercially Sensitive Loan Product Term, Amounts and Interest Rates].

“Liquid F Rate” means, as of any date of determination in respect of any Investment Pool, a percentage, equal to a fraction, (a) the numerator of which is an amount equal to the aggregate initial principal balance of all Borrower Receivables in such Investment Pool that are Liquid F Receivables, and (b) the denominator of which is an amount equal to the aggregate initial principal balance of all Borrower Receivables in such Investment Pool.

“Liquid F Receivable” [Redacted – Commercially Sensitive Loan Product Term, Amounts and Interest Rates].

“Liquid G Rate” means, as of any date of determination in respect of any Investment Pool, a percentage, equal to a fraction, (a) the numerator of which is an amount equal to the aggregate initial principal balance of all Borrower Receivables in such Investment Pool that are Liquid G Receivables, and (b) the denominator of which is an amount equal to the aggregate initial principal balance of all Borrower Receivables in such Investment Pool.

“Liquid G Receivable” [Redacted – Commercially Sensitive Loan Product Term, Amounts and Interest Rates].

“Liquid H Rate” means, as of any date of determination in respect of any Investment Pool, a percentage, equal to a fraction, (a) the numerator of which is an amount equal to the aggregate initial principal balance of all Borrower Receivables in such Investment Pool that are Liquid H Receivables, and (b) the denominator of which is an amount equal to the aggregate initial principal balance of all Borrower Receivables in such Investment Pool.

“Liquid H Receivable” [Redacted – Commercially Sensitive Loan Product Term, Amounts and Interest Rates].

“Liquid I Rate” means, as of any date of determination in respect of any Investment Pool, a percentage, equal to a fraction, (a) the numerator of which is an amount equal to the aggregate initial principal balance of all Borrower Receivables in such Investment Pool that are Liquid I Receivables, and (b) the denominator of which is an amount equal to the aggregate initial principal balance of all Borrower Receivables in such Investment Pool.

“Liquid I Receivable” [Redacted – Commercially Sensitive Loan Product Term, Amounts and Interest Rates].

“Liquid J Rate” means, as of any date of determination in respect of any Investment Pool, a percentage, equal to a fraction, (a) the numerator of which is an amount equal to the aggregate initial principal balance of all Borrower Receivables in such Investment Pool that are Liquid J Receivables, and (b) the denominator of which is an amount equal to the aggregate initial principal balance of all Borrower Receivables in such Investment Pool.

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“Liquid J Receivable” [Redacted – Commercially Sensitive Loan Product Term, Amounts and Interest Rates].

“Liquid K Rate” means, as of any date of determination in respect of any Investment Pool, a percentage, equal to a fraction, (a) the numerator of which is an amount equal to the aggregate initial principal balance of all Borrower Receivables in such Investment Pool that are Liquid K Receivables, and (b) the denominator of which is an amount equal to the aggregate initial principal balance of all Borrower Receivables in such Investment Pool.

“Liquid K Receivable” [Redacted – Commercially Sensitive Loan Product Term, Amounts and Interest Rates].

“Liquid Receivable” means a Receivable that is a Liquid A Receivable, Liquid B Receivable, Liquid C Receivable, Liquid D Receivable, Liquid E Receivable, Liquid F Receivable, Liquid G Receivable, Liquid H Receivable, Liquid I Receivable, Liquid J Receivable or a Liquid K Receivable.

“Loan” means a Revolving Loan or a Term Loan.

“Loan Account” has the meaning ascribed thereto in Section 2.9(a).

“Loan Account Bank” means a financial institution acceptable to each of the Borrower and to the Administrative Agent and which maintains the Loan Account. The initial Loan Account Bank is BMO.

“Loan Account Bank Fee” means the loan account bank fee as agreed by the Loan Account Bank and the Collateral Agent in their reasonable discretion.

“Loan Exposure” means, with respect to any Lender (a) prior to the advance on the Initial Credit Date, that Lender’s Revolving Loan Commitment; and, (b) following the advance on the Initial Credit Date, the outstanding principal amount of the Loans made by such Lender.

“LTV Rate” means, as of any date of determination, in respect of any Term Loan Investment Pool, a percentage, equal to a fraction, (a) the numerator of which is the Investment Pool Amount for such Term Loan Investment Pool, and (b) the denominator of which is the Net Eligible Receivables Balance for such Term Loan Investment Pool, in each case, as of such date.

“Master Purchase Agreement” means that certain Master Receivables Purchase Agreement dated as of the date hereof among the Originator, the Borrower and the Administrative Agent.

“Material Adverse Effect” means, a material adverse effect on (a) the business operations, assets, condition (financial or otherwise), liabilities or prospects of the Borrower and/or any Approved Liquid Originating Subsidiary and/or the Company, (b) the ability of the Borrower and/or any Approved Liquid Originating Subsidiary and/or the Company to fully and timely perform its Obligations under any of the Credit Documents or any of the Related Agreements; (c) the legality, validity, binding effect, or enforceability against the Borrower and/or any Approved Liquid Originating Subsidiary and/or the Company of any Credit Document or any Related Agreement to which it is a party; or (d) the rights, remedies and benefits available to, or conferred upon, any Agent, any Lender or any Secured Party under any Credit Document or any Related Agreement.

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“Material Contract” means any contract or other arrangement to which the Borrower and/or any Approved Liquid Originating Subsidiary and/or the Company is a party (other than the Credit Documents) for which breach, nonperformance, cancellation or failure to renew could reasonably be expected to have a Material Adverse Effect.

“Maturity Date” means that date which is five years following the Closing Date.

“Maximum Advance” means, as of any date of determination:

(a)	with respect to the Revolving Loan Investment Pool, the product of (i) the Maximum Advance Rate for such Investment Pool, and (ii) the Net Eligible Receivables Balance for such Investment Pool, in each case, as of such date; and

(b)	with respect to any Term Loan Investment Pool, the product of (i) the Net Eligible Receivables Balance for such Investment Pool as of such date, and (ii) the lesser of (A) the Maximum Advance Rate, and (B) the lowest LTV Rate of such Term Loan Investment Pool determined as at any Settlement Date preceding such date.

“Maximum Advance Rate” means 85%.

“Maximum Committed Amount” means the aggregate Revolving Loan Commitments of all Lenders.

“Modified Receivable” means a Receivable in respect of which a payment due thereunder has been deferred or any other modification not expressly contemplated by the related Contract has been made.

“Monthly Servicing Report” has the meaning ascribed thereto in the Company Servicing Agreement.

“Net Eligible Receivables Balance” means, as of any date of determination, with respect to any Investment Pool, the aggregate unpaid principal balance of all Eligible Receivables in such Investment Pool as of such date; provided that Eligible Receivables shall be excluded from the determination of Net Eligible Receivables Balance to the extent necessary to ensure that the following concentration limits are not exceeded, in each case, as of such date:

(a)	the aggregate unpaid principal balance of Eligible Receivables in such Investment Pool that are Liquid A Receivables shall not exceed 20% of the aggregate unpaid principal balance of all Eligible Receivables in such Investment Pool;

(b)	the aggregate unpaid principal balance of Eligible Receivables in such Investment Pool that are Liquid B Receivables shall not exceed 20% of the aggregate unpaid principal balance of all Eligible Receivables in such Investment Pool;

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(c)	the aggregate unpaid principal balance of Eligible Receivables in such Investment Pool that are Liquid C Receivables shall not exceed 30% of the aggregate unpaid principal balance of all Eligible Receivables in such Investment Pool;

(d)	the aggregate unpaid principal balance of Eligible Receivables in such Investment Pool that are Liquid D Receivables shall not exceed 20% of the aggregate unpaid principal balance of all Eligible Receivables in such Investment Pool;

(e)	the aggregate unpaid principal balance of Eligible Receivables in such Investment Pool that are Liquid E Receivables shall not exceed 40% of the aggregate unpaid principal balance of all Eligible Receivables in such Investment Pool;

(f)	the aggregate unpaid principal balance of Eligible Receivables in such Investment Pool that are Liquid F Receivables shall not exceed 40% of the aggregate unpaid principal balance of all Eligible Receivables in such Investment Pool;

(g)	the aggregate unpaid principal balance of Eligible Receivables in such Investment Pool that are Liquid G Receivables shall not exceed 40% of the aggregate unpaid principal balance of all Eligible Receivables in such Investment Pool;

(h)	the aggregate unpaid principal balance of Eligible Receivables in such Investment Pool that are Liquid H Receivables shall not exceed 40% of the aggregate unpaid principal balance of all Eligible Receivables in such Investment Pool;

(i)	the aggregate unpaid principal balance of Eligible Receivables in such Investment Pool that are Liquid I Receivables shall not exceed 40% of the aggregate unpaid principal balance of all Eligible Receivables in such Investment Pool;

(j)	the aggregate unpaid principal balance of Eligible Receivables in such Investment Pool that are Liquid J Receivables shall not exceed 40% of the aggregate unpaid principal balance of all Eligible Receivables in such Investment Pool;

(k)	the aggregate unpaid principal balance of Eligible Receivables in such Investment Pool that are Liquid K Receivables shall not exceed 40% of the aggregate unpaid principal balance of all Eligible Receivables in such Investment Pool;

(l)	the Delinquency Rate of such Investment Pool shall not exceed 90% of the Delinquency Rate Trigger of such Investment Pool;

(m)	the aggregate unpaid principal balance of all Eligible Receivables in such Investment Pool that have a Equifax Credit Score at origination of less than 625 shall not exceed 50% of the aggregate unpaid principal balance of all Eligible Receivables in such Investment Pool;

(n)	the aggregate unpaid principal balance of all Eligible Receivables in such Investment Pool that have an original term of greater than 48 months shall not exceed 60% of the aggregate unpaid principal balance of all Eligible Receivables in such Investment Pool;

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(o)	the weighted average annual rate of interest of all Eligible Receivables in such Investment Pool shall not be less than 13.1%;

(p)	the weighted average Equifax Credit Score of the Obligors of all Eligible Receivables in such Investment Pool shall not be less than 600;

(q)	the weighted average original term of all Eligible Receivables in such Investment Pool shall not be greater than 55 months; and

(r)	the aggregate unpaid principal balance of Eligible Receivables in such Investment Pool that are Modified Receivables shall not exceed 2.0% of the aggregate unpaid principal balance of all Eligible Receivables in such Investment Pool.

“Note” means a promissory note substantially in the form of Exhibit B, as amended, supplemented or otherwise modified from time to time in accordance with the terms thereof.

“Obligations” means all obligations of every nature of the Borrower from time to time owed to the Agents (including former Agents), the Lenders or any of them, under any Credit Document, whether for principal, interest (including interest which, but for the filing of a petition in bankruptcy with respect to the Borrower, would have accrued on any Obligation, whether or not a claim is allowed against the Borrower for such interest in the related bankruptcy proceeding), fees, expenses, indemnification or otherwise.

“Obligor” means, with respect to a Receivable, the Person who owes or may be liable for payments under such Receivable.

“Organizational Documents” means (a) with respect to any corporation or company, its certificate, memorandum, or articles of incorporation, organization, amalgamation, or association, its letters patent or other constating documents and its by-laws, (b) with respect to any limited partnership, its certificate or declaration of limited partnership, and its partnership agreement, together with the Organizational Documents of it general partners, (c) with respect to any general partnership, its partnership agreement, (d) with respect to any limited liability company, its articles of organization, and its operating agreement, and (e) with respect to any trust, its declaration of trust.

“Originating Documentation” means all documentation (including web screen shots and credit applications, whether in paper or electronic form) relating to the online or retail credit application process and related documentation governing the Borrower Receivables.

“Origination Period” means, in respect of any Term Loan Investment Pool, the calendar month (or such other period selected by the Administrative Agent pursuant to Section 1.4) in which any Eligible Receivables allocated to such Term Loan Investment Pool were originated; provided that for the Initial Investment Pool, the Origination Period shall be deemed to be June, 2015.

“Originator” means Mogo Financial Inc.

“Originator Account” means the following account (or such other bank account as may be designated by the Borrower from time to time):

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Beneficiary Bank:	[Redacted – Bank Account Details]
Beneficiary Bank Swift Code:	[Redacted – Bank Account Details]
Beneficiary Routing Number:	N/A
Beneficiary Account Name:	[Redacted – Bank Account Details]
Beneficiary Account Number:	[Redacted – Bank Account Details]

“Originator Amounts” means any and all amounts received by the Borrower from the Originator pursuant to Section 2.4 and Section 5.1 of the Master Purchase Agreement or otherwise with respect to the Borrower Receivables.

“Originator Standstill Agreement” means the Standstill Agreement among the Originator, the Administrative Agent and the Borrower dated as of the date hereof.

“Patriot Act” has the meaning given to it in Section 4.22.

“Payment Account” means the following account (or such other bank account as may be designated by the Administrative Agent from time to time):

Beneficiary Bank:	[Redacted – Bank Account Details]
Beneficiary Bank Swift Code:	[Redacted – Bank Account Details]
Account Number:	[Redacted – Bank Account Details]
Account Name:	[Redacted – Bank Account Details]
FFC Account Number:	[Redacted – Bank Account Details]
FCC Account Name:	[Redacted – Bank Account Details]

“Performance Trigger” means, at any time, any one or more of the following events shall have occurred:

(a)	in respect of any Term Loan Investment Pool, as of the last day of any Collection Period following the related Origination Period, the Cumulative Default Rate exceeds the related Cumulative Default Trigger Rate;

(b)	in respect of any Term Loan Investment Pool, (i) the aggregate unpaid principal balance of all Borrower Receivables in such Investment Pool exceeds 10% of the aggregate original principal balance of all Borrower Receivables in such Term Loan Investment Pool, and (ii) the Delinquency Rate shall exceed the related Delinquency Trigger Rate; and

(c)	in respect of any Term Loan Investment Pool, the First Payment Failure Rate exceeds the related First Payment Failure Trigger Rate.

“Permitted Liens” means:

(a)	Liens imposed by law for taxes, assessments or other governmental charges payable by the Borrower that are not yet due or are being contested in compliance with Section 5.3; and

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(b)	Liens arising in favor of the applicable financial institution under an Account Control Agreement in respect of the Loan Account or the Collection Account, as applicable.

provided, however, that no reference herein to Liens permitted hereunder (including Permitted Liens), including any statement or provision as to the acceptability of any Liens (including Permitted Liens), shall in any way constitute or be construed as to provide for a subordination of any rights of the Agents, the Lenders or other Secured Parties hereunder or arising under any of the other Credit Documents in favour of such Liens.

“Permitted Subordinated Indebtedness” means, at any time, Indebtedness (a) owing by the Borrower to the Originator pursuant to the Master Purchase Agreement on account of the Deferred Purchase Price relating to the Borrower Receivables purchased by the Borrower thereunder, which Indebtedness is subject to the Originator Standstill Agreement, and (b) owing by the Borrower to the Company pursuant to the Company Subordinated Loan Agreement, which Indebtedness is subject to the Company Standstill Agreement.

“Person” means and includes natural persons, corporations, limited partnerships, general partnerships, limited liability companies, unlimited liability companies, limited liability partnerships, joint stock companies, joint ventures, associations, companies, trusts, banks, trust companies, land trusts, business trusts or other organizations, whether or not legal entities, and Governmental Authorities.

“PPSA” means (a) the personal property security legislation as in effect in each Province of Canada (other than the Province of Quebec), and (b) the Civil Code of Quebec.

“Prepayment Premium” has the meaning ascribed thereto it in Section 2.7.

“Principal Office” means, for the [Redacted – Address Details] (or such other location as the Administrative Agent may from time to time designate in writing to the Borrower and each Lender).

“Pro Rata Share” means, with respect to any Lender and at any time, the percentage obtained by dividing (a) the Loan Exposure of that Lender, by (b) the aggregate Loan Exposure of all of the Lenders, in each case, at such time.

“Purchase Agreement” means a receivables purchase agreement among an Approved Liquid Originating Subsidiary (other than the Originator), the Originator, the Borrower and the Administrative Agent, in form and substance satisfactory to the Administrative Agent, pursuant to which such Approved Liquid Originating Subsidiary agrees to sell Receivables to the Originator.

“Receivable” means an account (as defined in the PPSA), together with (a) all obligations of the Obligor thereunder, and (b) monies paid or payable thereunder (whether Scheduled Receivable Payments, liquidation proceeds, prepayments, finance charges, interest, fees, prepayment penalties or bonuses or other charges with respect thereto).

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“Receivable Collateral” means, collectively, the Borrower Receivables, Collections, the Collections Account, the Loan Account, the Originating Documentation, the Related Agreements and, in each case, the proceeds thereof.

“Recoveries” means, with respect to a Borrower Receivable that is a Charged-Off Receivable, the monies collected from whatever source following the date such Borrower Receivable became a Charged-Off Receivable, net of any and all costs and expenses incurred in connection with the collection of such monies (including, without limitation, reasonable legal fees and disbursements, appraisal fees and auction costs) and any amounts required by law to be remitted to the related Obligor.

“Register” has the meaning ascribed thereto in Section 2.4(a).

“Related Agreements” means, collectively, the Master Purchase Agreement, each Purchase Agreement, the Company Subordinated Loan Agreement, the EROFR Agreement, the Administration Agreement, the Company Standstill Agreement, the Originator Standstill Agreement, the Company Servicing Agreement and the Backup and Successor Servicing Agreement.

“Replacement Person” has the meaning ascribed thereto in Section 2.15(e).

“Reporting Date” means, in respect of any Collection Period, the tenth (10th) calendar day following the expiration of such Collection Period (or if such day is not a Business Day, the immediately succeeding Business Day).

“Requisite Lenders” means one (1) or more of the Lenders having or holding Loan Exposure and representing more than 50% of the aggregate Loan Exposure of all of the Lenders.

“Reserves” means reserves against the Borrowing Base or other reserves, if any, in such amounts, and with respect to such matters affecting the Borrower or the Collateral, as the Administrative Agent in its reasonable discretion shall deem necessary or appropriate from time to time.

“Revolving Commitment Period” means the period from the Closing Date to but excluding the Revolving Commitment Termination Date.

“Revolving Commitment Termination Date” means December 31, 2018.

“Revolving Credit and Guarantee Agreement” means that Revolving Credit and Guarantee Agreement among, inter alios, the Company, DB FSLF 50 LLC, as administrative agent and collateral agent, and the lenders party thereto from time to time, dated September 25, 2017.

“Revolving Loan” means a loan made by the Lenders to the Borrower pursuant to Section 2.1.

“Revolving Loan Commitment” means the commitment of a Lender to make or otherwise fund Revolving Loans. As of the Closing Date, each Lender’s Revolving Loan Commitment is set forth on Appendix A, and is subject to any suspension, adjustment, increase or reduction pursuant to the terms and conditions hereof.

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“Revolving Loan Investment Pool” means, as of any date, the Investment Pool related to the Revolving Loans at such date.

“Scheduled Receivable Payment” means, in respect of a Receivable, those regularly scheduled payments required to be paid by the related Obligor pursuant to such Receivable.

“Secured Party” has the meaning ascribed thereto in the Security Agreement.

“Securities” means any stock, shares, partnership interests, limited liability company interests, voting trust certificates, certificates of interest or participation in any profit-sharing agreement or arrangement, options, warrants, bonds, debentures, notes, or other evidences of indebtedness, secured or unsecured, convertible, subordinated or otherwise, or in general any instruments commonly known as “securities” or any certificates of interest, shares or participations in temporary or interim certificates for the purchase or acquisition of, or any right to subscribe to, purchase or acquire, any of the foregoing.

“Security Agreement” means the Security Agreement, dated as of the date hereof, by and between the Borrower and the Collateral Agent on behalf of the Secured Parties.

“Servicer” means, the Company, the Backup Servicer, or any other successor servicer appointed to service and administer the Borrower Receivables, whether pursuant to the Servicing Agreement or otherwise, as applicable.

“Servicer Termination Event” has the meaning ascribed thereto in the Company Servicing Agreement.

“Servicing Agreement” means the Company Servicing Agreement, the Backup and Successor Servicing Agreement or any other agreement among the Borrower and/or the Administrative Agent and the applicable Servicer, as applicable, in respect of the servicing and administration of the Receivables.

“Servicing Fee” means, (a) if the Company is the Servicer, the “Servicing Fees” as defined in the Company Servicing Agreement, (b) if the Backup Servicer is the Servicer, those fees listed on Schedule 2 of the Backup and Successor Servicing Agreement and all related third-party costs and expenses incurred by the Backup Servicer and reimbursable pursuant to the Backup and Successor Servicing Agreement, and (c) if any other Person is the Servicer, those fees as agreed by such Person and the Administrative Agent.

“Servicing Standards” has the meaning ascribed thereto in the Company Servicing Agreement.

“Settlement Date” means, (a) in respect of any Collection Period, the fifteenth (15th) calendar day following the expiration of such Collection Period (or if such day is not a Business Day, the immediately succeeding Business Day), and (b) the Maturity Date.

“Solvency Certificate” means a Solvency Certificate of an Authorized Officer of the Borrower substantially in the form of Exhibit E.

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“Solvent” means, with respect to any Person, that as of the date of determination, (a) (i) the sum of such Person’s debt (including contingent liabilities) does not exceed the present fair saleable value of such entity's present assets; (ii) such Person’s capital is not unreasonably small in relation to its business as contemplated on the Closing Date; and (iii) such Person has not incurred and does not intend to incur, or believe (nor should it reasonably believe) that it will incur, debts beyond its ability to pay such debts as they become due (whether at maturity or otherwise); (b) such Person is "solvent" within the meaning given that term and similar terms under applicable laws relating to fraudulent transfers and conveyances, and (c) such Person is not an insolvent person as defined in the BIA. For purposes of this definition, the amount of any contingent liability at any time shall be computed as the amount that, in light of all of the facts and circumstances existing at such time, represents the amount that can reasonably be expected to become an actual or matured liability.

“Subsidiary” means, with respect to any Person, any corporation, partnership, limited liability company, unlimited company, association, joint venture or other business entity of which more than 50% of the total voting power of shares of stock or other ownership interests entitled (without regard to the occurrence of any contingency) to vote in the election of the Person or Persons (whether directors, managers, trustees or other Persons performing similar functions) having the power to direct or cause the direction of the management and policies thereof is at the time owned or controlled, directly or indirectly, by that Person or one or more of the other Subsidiaries of that Person or a combination thereof; provided, in determining the percentage of ownership interests of any Person controlled by another Person, no ownership interest in the nature of a “qualifying share” of the former Person shall be deemed to be outstanding.

“Tax” means any present or future tax, levy, impost, duty, assessment, charge, fee, deduction or withholding of any nature and whatever called, imposed by a Governmental Authority, on whomsoever and wherever imposed, levied, collected, withheld or assessed, including any interest, additions to tax or penalties applicable thereto; provided, “Tax on the overall net income” of a Person shall be construed as a reference to a Tax imposed by the jurisdiction in which that Person is organized or in which that Person’s applicable principal office (and/or, in the case of a Lender, its lending office) is located or in which that Person (and/or, in the case of a Lender, its lending office) is deemed to be doing business on all or part of the net income, profits or gains (of any nature and whatever called, whether worldwide, or only insofar as such income, profits or gains are considered to arise in or to relate to a particular jurisdiction, or otherwise) of that Person (and/or, in the case of a Lender, its applicable lending office) and shall include any backup or other withholding tax that shall be eligible to be credited against any such Tax.

“Term Loan” has the meaning ascribed thereto in Section 2.1(d).

“Term Loan Conversion Date” means, (a) with respect to the Initial Investment Pool, June 30, 2015, (b) with respect to the July Investment Pool, July 31, 2015, (c) with respect to the August Investment Pool, August 31, 2015, and (d) with respect to any other Investment Pool, the earlier to occur of (i) the Credit Date of the last Revolving Loan, the proceeds of which were used to purchase Eligible Receivables originated during the related Origination Period from the Originator pursuant to the Master Purchase Agreement, and (ii) the Revolving Commitment Termination Date.

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“Term Loan Investment Pool” means any Investment Pool with respect to which the Term Loan Conversion Date has occurred.

“Trustee” means Computershare Trust Company of Canada, as trustee under the Borrower Declaration of Trust.

“Underwriting Guidelines” means the underwriting and credit guidelines of the Approved Liquid Originating Subsidiary used by the Approved Liquid Originating Subsidiary in connection with the origination of Receivables as in effect on the Closing Date, as such policies may be amended from time to time in accordance with the Master Purchase Agreement.

“Upfront Fee” means $75,000.00.

“US Dollars” and the sign “$” mean the lawful money of the United States.

“Western Insurance” means Western Life Assurance Company.

“Western Insurance Agreement” means the Marketing Agreement for Group Creditor Insurance Plan MG001 dated as of January 1, 2011 between Western Insurance and Hornby Management Inc. (corporate predecessor to the Servicer).

“Western Premiums” means, in respect of any Investment Pool, all premiums, together with all applicable taxes thereon, required to be collected from Obligors by the Servicer pursuant to the Western Insurance Agreement in respect of such Investment Pool.

“WURA” means the Winding-Up and Restructuring Act (Canada).

1.2.	Accounting Terms.

(a)	Generally. All accounting terms not specifically or completely defined herein shall be construed in conformity with, and all financial data (including financial ratios and other financial calculations) required to be submitted pursuant to this Agreement shall be prepared in conformity with, GAAP applied on a consistent basis, as in effect from time to time, except as may be otherwise specifically prescribed herein.

(b)	Changes in GAAP. If at any time any change in GAAP would affect the computation of any financial ratio or requirement set forth in any Credit Document, and either the Borrower or the Administrative Agent shall so request, the Administrative Agent, the Lenders, and the Borrower shall negotiate in good faith to amend such ratio or requirement to preserve the original intent thereof in light of such change in GAAP; provided that, until so amended, (i) such ratio or requirement shall continue to be computed in accordance with GAAP prior to such change therein and (ii) the Borrower shall provide to the Administrative Agent and the Lenders financial statements and other documents required under this Agreement or as reasonably requested hereunder setting forth a reconciliation between calculations of such ratio or requirement made before and after giving effect to such change in GAAP.

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1.3.	Interpretation, etc.

Any of the terms defined herein may, unless the context otherwise requires, be used in the singular or the plural, depending on the reference. References herein to any Section, Appendix, Schedule or Exhibit shall be to a Section, an Appendix, a Schedule or an Exhibit, as the case may be, hereof unless otherwise specifically provided. The use herein of the word “include” or “including,” when following any general statement, term or matter, shall not be construed to limit such statement, term or matter to the specific items or matters set forth immediately following such word or to similar items or matters, whether or not no limiting language (such as “without limitation” or “but not limited to” or words of similar import) is used with reference thereto, but rather shall be deemed to refer to all other items or matters that fall within the broadest possible scope of such general statement, term or matter. The words “hereof”, “herein”, “hereunder” and words of similar import when used in this Agreement shall refer to this Agreement as a whole and not to any particular provision of this Agreement. Unless the context requires otherwise or otherwise specified in any applicable Credit Document, (a) a reference to any Person includes that Person’s successors and assigns (subject to any restrictions on assignments set forth herein), (b) any definition of or reference to any Credit Document, agreement, instrument or other document herein shall be construed as referring to such agreement, instrument or other document as from time to time amended, supplemented, joined or otherwise modified (subject to any restrictions on such amendments, supplements, or modifications set forth herein or therein), (c) any reference to any law or regulation herein shall refer to such law or regulation as amended, modified or supplemented from time to time and any successor thereto, (d) any reference to a particular time of day shall be to such time of day in the City of New York, and (e) any reference to the approval, consent, determination, acceptance or request of the Administrative Agent or the Collateral Agent shall mean such reference in its sole discretion acting in good faith.

1.4.	Origination Period.

The Borrower may request that the Origination Period be revised in respect of two or more consecutive Term Loan Investment Pools such that such Term Loan Investment Pools are combined into one Term Loan Investment Pool with a common Origination Period. The Administrative Agent may, in its sole discretion, approve such request. If the Administrative Agent agrees with such request, the definition of Origination Period with respect to such combined Term Loan Investment Pool shall be amended to mean such period selected by the Borrower and approved by the Administrative Agent, with such amendment to be effective from and after the time that the Administrative Agent provides its approval. For greater certainty, such amendment shall have no retroactive effect.

SECTION 2. LOANS

2.1.	Loans.

(a)	Revolving Loan Commitment. During the Revolving Commitment Period, subject to the terms and conditions hereof, each Lender severally agrees to make Revolving Loans to the Borrower, denominated in Dollars, in an aggregate amount up to but not exceeding such Lender’s Revolving Loan Commitment. Subject to Section 2.1(d)(iii), amounts borrowed pursuant to this Section 2.1(a) may be repaid and reborrowed during the Revolving Commitment Period. The Revolving Loan Commitments shall expire on the Revolving Commitment Termination Date and no new Revolving Loans shall be funded after such date. All Loans and all other Obligations owed hereunder or under the other Credit Documents with respect to the Loans shall be paid in full no later than the Maturity Date.

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(b)	Increase in Fortress Revolving Loan Commitment. From time to time, the Borrower may, by written notice to the Administrative Agent (an “Increase Notice”), request that Fortress or a Fortress Affiliate Lender provide additional Revolving Loan Commitments in an amount such that the aggregate of the Revolving Loan Commitments of Fortress and all Fortress Affiliate Lenders does not exceed $200,000,000. Each such request shall be in respect of an amount equal to $5,000,000 or more. Upon receipt of such Increase Notice, the Administrative Agent shall promptly notify Fortress of such request and forward to Fortress a copy of the Increase Notice. If Fortress or any Fortress Affiliate Lender, in its sole and absolute discretion, agrees to provide the additional Revolving Loan Commitment requested in the Increase Notice, Fortress or such Fortress Affiliate Lender shall notify the Administrative Agent of such agreement, following which the Administrative Agent shall forthwith notify the Borrower. Upon the Borrower receiving such notification from the Administrative Agent, the Borrower shall pay to Fortress or the applicable Fortress Affiliate Lender the related Accordion Fee. Upon receipt by Fortress or the applicable Fortress Affiliated Lender of the related Accordion Fee, the Revolving Loan Commitment of Fortress or the applicable Fortress Affiliate Lender, as the case may be, shall be increased by the amount specified in the Increase Notice and the Maximum Committed Amount shall be increased accordingly. If neither Fortress nor any Fortress Affiliate Lender notifies the Administrative Agent of its agreement to provide such additional Revolving Loan Commitment within 15 Business Days of receiving the Increase Notice from the Administrative Agent, Fortress and each Fortress Affiliate Lender shall be deemed to have elected not to provide such additional Revolving Loan Commitment.

(c)	Borrowing Mechanics for Loans.

(i)	No more than one Credit Date shall occur during any one week period.

(ii)	Each advance in respect of any Revolving Loan shall be made in an aggregate minimum amount of $250,000 and an aggregate maximum amount of the Availability in respect of the Revolving Loan Investment Pool.

(iii)	Whenever the Borrower desires that the Lenders make a Revolving Loan, the Borrower shall deliver to the Administrative Agent a fully executed and delivered Funding Notice and Certificate no later than 10:00 a.m. at least three Business Days in advance of the proposed Credit Date. Except as otherwise provided herein, a Funding Notice and Certificate shall be irrevocable and the Borrower shall be bound to make a borrowing in accordance therewith.

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(iv)	Notice of receipt of each Funding Notice and Certificate in respect of Revolving Loans, together with the amount of each Lender’s Pro Rata Share thereof, if any, together with the Applicable Interest Rate, shall be provided by the Administrative Agent to each applicable Lender by telefacsimile with reasonable promptness, but (provided the Administrative Agent shall have received such notice by 10:00 a.m.) not later than 2:00 p.m. on the same day as the Administrative Agent’s receipt of such Notice from the Borrower.

(v)	Each Lender shall make the amount of its Revolving Loan available to the Administrative Agent not later than 12:00 p.m. on the applicable Credit Date by wire transfer of same day funds in Dollars at the Administrative Agent’s Principal Office. Except as provided herein, upon satisfaction or waiver of the conditions precedent specified herein, the Administrative Agent shall make the proceeds of such Revolving Loans available to the Borrower on the applicable Credit Date by causing an amount of same day funds in Dollars equal to the proceeds of all such Revolving Loans received by the Administrative Agent from the Lenders to be credited to the Originator Account on account of the Initial Purchase Price attributable to such Investment Pool in respect of which such Loan was advanced.

(d)	Investment Pools.

(i)	Eligible Receivables shall be aggregated into a separate pool (each such pool, an “Investment Pool”) comprised of Eligible Receivables that have been allocated to (a) prior to the Term Loan Conversion Date in respect of such Investment Pool, the Revolving Loans, and (b) following the Term Loan Conversion Date in respect of such Investment Pool, the Term Loan in respect of such Investment Pool.

(ii)	On the Term Loan Conversion Date in respect of any Investment Pool, the Revolving Loans in such Investment Pool shall automatically convert into a single term loan (each such term loan, a “Term Loan”) in a principal amount equal to the Investment Pool Amount for such Investment Pool on such Term Loan Conversion Date.

(iii)	Upon conversion of the Revolving Loans in respect of any Investment Pool into a Term Loan, (A) the Borrower may not allocate any other Eligible Receivables to such Investment Pool, and (B) the Borrower may not repay or prepay such Term Loan other than pursuant to Section 2.7(a), Section 2.8, Section 2.10 and Section 2.11.

(iv)	There shall at no time be more than one Revolving Loan Investment Pool outstanding.

2.2.	Pro Rata Shares.

All Revolving Loans shall be made by the Lenders on the applicable Credit Date simultaneously and proportionately to their respective Pro Rata Shares, it being understood that no Lender shall be responsible for any default by any other Lender in such other Lender’s obligation to fund its Pro Rata Share of any Revolving Loan nor shall any Revolving Loan Commitment of any Lender be increased or decreased as a result of such a default by any other Lender.

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2.3.	Use of Proceeds.

The proceeds of the Revolving Loans shall be applied by the Borrower to finance the acquisition of Eligible Receivables from the Originator. No portion of the proceeds of any Revolving Loan shall be used in any manner that causes any Revolving Loan or the application of such proceeds to violate Regulation T, Regulation U or Regulation X of the Board of Governors of the Federal Reserve System or any other regulation thereof or to violate the Exchange Act.

2.4.	Register; Notes.

(a)	Register. The Administrative Agent shall maintain at its Principal Office a register for the recordation of the names and addresses of the Lenders, the Revolving Loan Commitments, and the Loans from time to time (the “Register”). The Register shall be available for inspection by the Borrower or any Lender at any reasonable time and from time to time upon reasonable prior notice to the Administrative Agent. The Administrative Agent shall record in the Register the Revolving Loan Commitments and the Pro Rata Share of the Loans of each Lender, and each repayment or prepayment (if any) in respect of the principal amount of each Loan, and any such recordation shall be conclusive and binding on the Borrower and each Lender, absent manifest error; provided, failure to make any such recordation, or any error in such recordation, shall not affect the Revolving Loan Commitments or the Borrower’s Obligations in respect of the Loans. The Borrower hereby designates the entity serving as the Administrative Agent to serve as the Borrower’s agent solely for purposes of maintaining the Register as provided in this Section 2.4, and the Borrower hereby agrees that, to the extent such entity serves in such capacity, the entity serving as the Administrative Agent and its officers, directors, employees, agents and affiliates shall constitute “Indemnitees”.

(b)	Notes. If so requested by any Lender prior to the Initial Credit Date, or upon two (2) Business Days prior written notice at any time after the Initial Credit Date, the Borrower shall execute and deliver to such Lender on the Initial Credit Date (or, if such notice is delivered after the Initial Credit Date, promptly after the Borrower’s receipt of such notice) one or more Notes, as so requested, to evidence such Lender’s Pro Rata Share of the Revolving Loans. On each Term Loan Conversion Date, each Lender shall return to the Borrower for cancellation any Notes evidencing Revolving Loans allocated to the Revolving Loan Investment Pool, and if the Lender so requests, the Borrower shall deliver to the Lender a new Note or Notes to evidence the Term Loan into which such Revolving Loans convert on such date.

2.5.	Interest on Loans.

(a)	Except as otherwise set forth herein, the Loans shall bear interest from the date made through repayment (whether by acceleration or otherwise) (i) on the aggregate unpaid principal balance thereof less than or equal to $100 million, at the Level I Interest Rate, (ii) on the aggregate unpaid principal balance thereof greater than $100 million and less than or equal to $150 million, at the Level II Interest Rate, and (iii) on the aggregate unpaid principal balance thereof greater than $150 million, at the Level III Interest Rate.

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(b)	Interest payable pursuant to Section 2.5(a) shall be computed on the basis of a 360-day year, in each case for the actual number of days elapsed in the period during which it accrues. In computing interest on a Loan, the Credit Date or the first day of an Interest Period applicable to such Loan shall be included, and the date of payment of such Loan or the expiration date of an Interest Period applicable to such Loan shall be excluded.

(c)	For the purposes of determining the interest payable pursuant to Section 2.5(a), the aggregate unpaid principal balance of the Loan shall be deemed to be:

(i)	for the period ending December 31, 2016, the actual aggregate unpaid principal balance of the Loans;

(ii)	for the period commencing on January 1, 2017 and ending on March 31, 2017, the greater of (x) the actual aggregate unpaid principal balance of the Loans, and (y) $24,000,000;

(iii)	for the period commencing on April 1, 2017 and ending on June 30, 2017, the greater of (x) the actual aggregate unpaid principal balance of the Loans, and (y) $26,000,000;

(iv)	for the period commencing on July 1, 2017 and ending on September 30, 2017, the greater of (x) the actual aggregate unpaid principal balance of the Loans, and (y) $31,000,000;

(v)	for the period commencing on October 1, 2017 and ending on March 31, 2018, the greater of (x) the actual aggregate unpaid principal balance of the Loans, and (y) $34,000,000;

(vi)	for the period commencing on April 1, 2018 and ending on June 30, 2018, the greater of (x) the actual aggregate unpaid principal balance of the Loans, and (y) $37,000,000;

(vii)	for the period commencing on July 1, 2018 and ending on September 30, 2018, the greater of (x) the actual aggregate unpaid principal balance of the Loans, and (y) $40,000,000; and

(viii)	for the period commencing on October 1, 2018 and ending on December 31, 2018, the greater of (x) the actual aggregate unpaid principal balance of the Loans, and (y) $44,000,000.

(d)	Except as otherwise set forth herein, interest on the Loans shall be payable in arrears on (i) each Settlement Date with respect to the related Interest Period; and (ii) with respect to any prepayment in whole or in part of any Loan, whether voluntary or mandatory, upon such prepayment in an amount equal to the interest accrued and unpaid on the amount so prepaid to the date of prepayment.

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(e)	For purposes of disclosure pursuant to the Interest Act (Canada), the annual rates of interest or fees to which the rates of interest or fees provided in this Agreement and the other Credit Documents (and stated herein or therein, as applicable, to be computed on the basis of a 360 day year or any other period of time less than a calendar year) are equivalent are the rates so determined multiplied by the actual number of days in the applicable calendar year and divided by 360 or the actual number of days in such other period of time, respectively.

2.6.	Default Interest.

Upon the occurrence and during the continuance of an Event of Default, to the extent not prohibited by applicable law, the principal amount of the Loans outstanding and any interest payments on the Loans or any fees or other amounts owed hereunder, shall thereafter bear interest (including post-petition interest in any proceeding under applicable Debtor Relief Laws) payable on demand at a rate that is 5% per annum in excess of the Applicable Interest Rate otherwise payable hereunder with respect to the Loans until no Event of Default is then continuing. Payment or acceptance of the increased rates of interest provided for in this Section 2.6 is not a permitted alternative to timely payment and shall not constitute a waiver of any Event of Default or otherwise prejudice or limit any rights or remedies of the Administrative Agent or any Lender.

2.7.	Call Protection.

(a)	Prior to the Maturity Date, the Borrower shall not repay or prepay the Term Loans (in whole or in part) other than pursuant to Section 2.8(a), Section 2.10, Section 2.11 and this Section 2.7(a). The Borrower may voluntarily prepay all, but not less than all, of the Term Loans at any time upon payment to the Administrative Agent, for the benefit of all of the Lenders entitled to a portion thereof, of a prepayment premium (the “Prepayment Premium”) equal (i) on or prior to the Revolving Commitment Termination Date, the product of (a) the Maximum Committed Amount, (b) the CP Interest Rate in effect as at the date of such prepayment, and (c) a fraction, the numerator of which is the number of days from such date of prepayment to the Maturity Date, and the denominator of which is 360; and (ii) following the Revolving Commitment Termination Date, the product of (a) the aggregate Investment Pool Amount in respect of all Term Loans, (b) the CP Interest Rate in effect as at the date of such prepayment, and (c) a fraction, the numerator of which is the number of days from such date of prepayment to the Maturity Date, and the denominator of which is 360. The Borrower agrees that any amount payable under this Section 2.7(a) is a reasonable calculation of the Lenders’ lost profits in view of the difficulties and impracticality of determining actual damages resulting from an early repayment of the Loans.

(b)	Upon repayment of the Term Loans pursuant to Section 2.7(a), any Revolving Loan then outstanding and all other Obligations shall be due and payable.

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2.8.	Mandatory Prepayments.

(a)	Borrowing Base Deficiency. If at any time there shall exist a Borrowing Base Deficiency in respect of any Investment Pool, the Borrower shall, within three Business Days, prepay the related Loan to the extent necessary to eliminate such Borrowing Base Deficiency. If at any time there shall exist a Borrowing Base Deficiency in respect of the Facility, the Borrower shall, within three Business Days, prepay the Loans to the extent necessary to eliminate such Borrowing Base Deficiency.

(b)	Acceleration. The Borrower shall repay the Loans and all other Obligations upon acceleration in accordance with Section 7.1.

(c)	Prepayment Certificate. Concurrently with any prepayment of the Loans pursuant to this Section 2.8, the Borrower shall deliver to the Administrative Agent a certificate of an Authorized Officer of the Borrower demonstrating the calculation of the amount of the applicable net proceeds.

2.9.	Loan Account and Collection Accounts.

(a)	From and after the Closing Date, the Borrower shall have caused to be established and shall maintain, a deposit account at a Collection Account Bank in the name of the Borrower designated as the Collection Account and subject to an Account Control Agreement (the “Collection Account”). From and after the Closing Date, the Borrower shall have caused to be established and shall maintain a deposit account at the Loan Account Bank in the name of the Borrower designated as a the Loan Account and subject to an Account Control Agreement (the “Loan Account”). As of the Closing Date, the Collection Account is account [Redacted – Bank Account Details] at the Collection Account Bank, and the Loan Account is account [Redacted – Bank Account Details] at the Loan Account Bank.

(b)	As between the Borrower and the Collateral Agent, the Borrower shall treat all interest earned from deposits in the Collection Account and the Loan Account as its income for federal, state, provincial, territorial, and local income tax purposes.

(c)	The Account Control Agreement in respect of the Collection Account will provide that all funds in such Collection Account will be swept daily into the Loan Account.

2.10.	Application of Collections – No Event of Default.

With respect to each Term Loan Investment Pool, provided that no Event of Default has occurred and is continuing, the Administrative Agent will instruct the Loan Account Bank, on each Settlement Date, to transfer all Collections which are attributable to such Term Loan Investment Pool for the related Collection Period held by the Loan Account Bank in the Loan Account, in the following amounts and priority in accordance with the related Monthly Servicing Report:

(i)	to Western Insurance, an amount equal to (1) all Western Premiums collected during such Collection Period related to such Term Loan Investment Pool, net of any charge-backs for certificate cancellations and terminations, minus (2) the Expense Allowance related to such Term Loan Investment Pool for such Collection Period;

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(ii)	to the Servicer, the Servicing Fees related to such Term Loan Investment Pool accrued and unpaid as of the last day of the related Collection Period, if any;

(iii)	on a pari passu basis:

1.	to the Backup Servicer, the Backup Servicing Fees accrued and unpaid as of the last day of the related Collection Period, if any, multiplied by the related Investment Pool Ratio;

2.	to the Collection Account Bank, accrued and unpaid fees due to the Collection Account Bank in respect of the Collection Account with respect to which the Administrative Agent has received an invoice from the Collection Account Bank, multiplied by the related Investment Pool Ratio; and

3.	to the Loan Account Bank, accrued and unpaid fees due to the Loan Account Bank in respect of the Loan Account with respect to which the Administrative Agent has received an invoice from the Loan Account Bank, multiplied by the related Investment Pool Ratio;

(iv)	to the Administrative Agent, for the ratable benefit of the Lenders, to pay any accrued and unpaid interest, fees and expenses or other amounts owing to the Administrative Agent, the Collateral Agent or any Lender pursuant to this Agreement (other than on account of principal), any other Credit Document or any Related Agreement related to such Term Loan Investment Pool; provided that if any such amounts cannot be allocated on an Investment Pool basis, then the amounts so payable shall be payable pro rata based on the related Investment Pool Ratio;

(v)	to the Administrative Agent, for the ratable benefit of the Lenders, to pay any amounts due and unpaid pursuant to Section 2.8(a) in respect of such Term Loan Investment Pool;

(vi)	to the Administrative Agent, for the ratable benefit of the Lenders, to pay any amounts due and unpaid pursuant to Section 2.8(a) in respect of any other Term Loan Investment Pools, on a pro rata basis;

(vii)	to the Servicer, the Additional Deferred Servicing Fees related to such Term Loan Investment Pool accrued and unpaid as of the last day of the related Collection Period, if any; and

(viii)	to the Borrower, or as it may otherwise direct, any remaining amounts.

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2.11.	Application of Payments – During an Event of Default.

With respect to each Term Loan Investment Pool, if an Event of Default has occurred and is continuing, the Administrative Agent will instruct the Loan Account Bank, on each Settlement Date, to transfer all Collections which are attributable to such Term Loan Investment Pool existing as at the end of the related Collection Period held by the Loan Account Bank in the Loan Account, in the following amounts and priority in accordance with the related Monthly Servicing Report:

(i)	to the Servicer, the Servicing Fees related to such Investment Pool accrued and unpaid as of the last day of the related Collection Period, if any;

(ii)	on a pari passu basis:

1.	to the Backup Servicer, the Backup Servicing Fees accrued and unpaid as of the last day of the related Collection Period, if any, multiplied by the related Investment Pool Ratio;

2.	to the Collection Account Bank, accrued and unpaid fees due to the Collection Account Bank in respect of the Collection Account with respect to which the Administrative Agent has received an invoice from the Collection Account Bank, multiplied by the related Investment Pool Ratio; and

3.	to the Loan Account Bank, accrued and unpaid fees due to the Loan Account Bank in respect of the Loan Account with respect to which the Administrative Agent has received an invoice from the Loan Account Bank, multiplied by the related Investment Pool Ratio;

(iii)	to the Administrative Agent, for the ratable benefit of the Lenders, to pay any accrued and unpaid interest, fees and expenses or other amounts owing to the Administrative Agent, the Collateral Agent or any Lender pursuant to this Agreement (other than on account of principal), any other Credit Document or any Related Agreement related to such Investment Pool; provided that if any such amounts cannot be allocated on an Investment Pool basis, then the amounts so payable shall be payable pro rata based on the related Investment Pool Ratio;

(iv)	to the Administrative Agent, for the ratable benefit of the Lenders, the amount, if any, necessary to reduce the Investment Pool Amount of such Investment Pool to nil;

(v)	to the Administrative Agent, for the ratable benefit of the Lenders, the amount, if any, necessary to reduce the Investment Pool Amount of any other Investment Pool to nil, on a pro rata basis;

(vi)	to the Servicer, the Additional Deferred Servicing Fees related to such Investment Pool accrued and unpaid as of the last day of the related Collection Period, if any; and

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(vii)	to the Borrower, or as it may otherwise direct, any remaining amounts.

2.12.	General Provisions Regarding Payments.

(a)	All payments by the Borrower of principal, interest, fees and other Obligations shall be made in Dollars in immediately available funds, without defense, recoupment, setoff or counterclaim, free of any restriction or condition, and delivered to the Administrative Agent, for the account of the Lenders, not later than 3:00 p.m. on the date due via wire transfer of immediately available funds to the Payment Account; funds not so received by the Administrative Agent at or before that time on such due date shall only be deemed to have been received by the Administrative Agent on the later of (i) the time such funds become available funds, and (ii) the applicable next Business Day (except to the extent such delay in payment results solely from the Loan Account Bank’s failure to distribute funds on deposit in the Loan Account and available for distribution as of 3:00 p.m. on such Business Day in accordance with Section 2.10 or 2.11). Interest shall continue to accrue on any principal as to which a non-conforming payment is made until such funds become available funds (but in no event less than the period from the date of such payment to the next succeeding applicable Business Day) at the Default Rate determined pursuant to Section 2.6 (if applicable) from the date such amount was due and payable until the date such amount is paid in full.

(b)	All payments in respect of the principal amount of the Loans shall be accompanied by payment of accrued interest on the principal amount being repaid or prepaid.

(c)	The Administrative Agent shall promptly distribute to each Lender at such address or via wire transfer as such Lender shall indicate in writing, such Lender’s applicable Pro Rata Share of all payments and prepayments of principal and interest due hereunder, together with all other amounts due with respect thereto, including, without limitation, all fees payable with respect thereto, to the extent received by the Administrative Agent.

(d)	Whenever any payment to be made hereunder shall be stated to be due on a day that is not a Business Day, such payment shall be made on the next succeeding Business Day and such extension of time shall be included in the computation of the payment of interest hereunder.

(e)	The Administrative Agent shall give prompt telephonic notice to the Borrower and each Lender (confirmed in writing) if any payment is not made in conformity with this Section 2.12.

(f)	Until the Borrower otherwise directs, the Borrower hereby directs that all payments contemplated in Section 2.10 or Section 2.11, in each case, net of $10, to be paid to the Borrower shall be paid to the Originator Account, which the Borrower confirms shall be applied on account of the Deferred Purchase Price attributable to the related Investment Pool.

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2.13.	Ratable Sharing.

The Lenders hereby agree among themselves that, except as otherwise provided in the Credit Documents, with respect to amounts realized from the exercise of rights with respect to Liens on the Collateral, if any of them shall, whether by voluntary payment (other than a voluntary prepayment of the Loans made and applied in accordance with the terms hereof), through the exercise of any right of set-off, consolidation, or banker’s lien, by counterclaim or cross action or by the enforcement of any right under the Credit Documents or otherwise, or as adequate protection of a deposit treated as cash collateral under Debtor Relief Laws, receive payment or reduction of a proportion of the aggregate amount of principal, interest, fees and other amounts then due and owing to such Lender hereunder or under the other Credit Documents (collectively, the “Aggregate Amounts Due” to such Lender) which is greater than the proportion received by any other Lender in respect of the Aggregate Amounts Due to such other Lender, then the Lender receiving such proportionately greater payment shall (a) notify the Administrative Agent and each other Lender of the receipt of such payment and (b) apply a portion of such payment to purchase participations (which it shall be deemed to have purchased from each seller of a participation simultaneously upon the receipt by such seller of its portion of such payment) in the Aggregate Amounts Due to the other Lenders so that all such recoveries of Aggregate Amounts Due shall be shared by all of the Lenders in their proportions of Aggregate Amounts Due; provided, if all or part of such proportionately greater payment received by such purchasing Lender is thereafter recovered from such Lender upon the bankruptcy or reorganization of the Borrower or otherwise, those purchases shall be rescinded and the purchase prices paid for such participations shall be returned to such purchasing Lender ratably to the extent of such recovery, but without interest. The Borrower expressly consents to the foregoing arrangement and agrees that any holder of a participation so purchased may exercise any and all rights of banker’s lien, consolidation, set-off or counterclaim with respect to any and all monies owing by the Borrower to that holder with respect thereto as fully as if that holder were owed the amount of the participation held by that holder.

2.14.	Making or Maintaining Loans.

(a)	Inability to Determine Applicable Interest Rate. In the event that the Administrative Agent shall have determined (which determination shall be final and conclusive and binding upon all parties hereto), on any Interest Rate Reset Date with respect to any Loan, that by reason of circumstances affecting the London interbank market adequate and fair means do not exist for ascertaining Adjusted LIBOR on the basis provided for in the definition of Adjusted LIBOR, the Administrative Agent shall on such Interest Rate Reset Date give notice (by telefacsimile or by telephone confirmed in writing) to the Borrower and each Lender of such determination, whereupon Adjusted LIBOR shall be deemed equal to the Federal Funds Rate in effect from time to time.

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(b)	Compensation for Breakage or Non-Commencement of Interest Periods. The Borrower shall compensate each Lender, upon written request by such Lender (which request shall set forth the basis for requesting such amounts), for all reasonable losses, expenses and liabilities (including any interest paid or calculated to be due and payable by such Lender to lenders of funds borrowed by it to make or carry its Loans and any loss, expense or liability sustained by such Lender in connection with the liquidation or re-employment of such funds but excluding loss of anticipated profits) which such Lender would sustain: (i) if for any reason (other than a default by such Lender) a borrowing of any Loan from such Lender does not occur on the date specified therefor in the related Funding Notice and Certificate; (ii) if any prepayment or other principal payment of any of its Loans occurs on any day other than a Settlement Date (whether voluntary, mandatory, automatic, by reason of acceleration, or otherwise); or (iii) if any prepayment of any of its Loans is not made on any date specified in a notice of prepayment given by the Borrower.

(c)	Assumptions Concerning Funding Loans. Calculation of all amounts payable to a Lender under this Section 2.14 and under Section 2.15 shall be made as though such Lender had actually funded each of its relevant Loans through the purchase of a deposit bearing interest at Adjusted LIBOR in an amount equal to the amount of such Loan; provided, however, each Lender may fund each of its Loans in any manner it sees fit and the foregoing assumptions shall be utilized only for the purposes of calculating amounts payable under this Section 2.14 and under Section 2.15.

2.15.	Increased Costs; Capital Adequacy.

(a)	Compensation For Increased Costs and Taxes. Subject to the provisions of Section 2.16 (which shall be controlling with respect to the matters covered thereby), in the event that any Lender shall determine (which determination shall, absent manifest error, be final and conclusive and binding upon all parties hereto) that any law, treaty or governmental rule, regulation or order, or any change therein or in the interpretation, administration or application thereof (including the introduction of any new law, treaty or governmental rule, regulation or order), or any determination of a Governmental Authority, in each case that becomes effective after the date hereof, or compliance by such Lender with any guideline, request or directive issued or made after the date hereof by any Governmental Authority (whether or not having the force of law): (i) subjects such Lender (or its applicable lending office) to any additional Tax (other than any Tax on the overall net income of such Lender) with respect to this Agreement or any of the other Credit Documents or any of its obligations hereunder or thereunder or any payments to such Lender (or its applicable lending office) of principal, interest, fees or any other amount payable hereunder; (ii) imposes, modifies or holds applicable any reserve (including any marginal, emergency, supplemental, special or other reserve), special deposit, compulsory loan, FDIC insurance or similar requirement against assets held by, or deposits or other liabilities in or for the account of, or advances or loans by, or other credit extended by, or any other acquisition of funds by, any office of such Lender (other than any such reserve or other requirements); or (iii) imposes any other condition (other than with respect to a Tax matter) on or affecting such Lender (or its applicable lending office) or its obligations hereunder; and the result of any of the foregoing is to increase the cost to such Lender of agreeing to make, making or maintaining the Loans hereunder or to reduce any amount received or receivable by such Lender (or its applicable lending office) with respect thereto (a “Cost Increase Event”); then, in any such case, the Borrower shall pay to such Lender within ten (10) Business Days of receipt of the statement referred to in the next sentence, such additional amount or amounts (in the form of an increased rate of, or a different method of calculating, interest or otherwise as such Lender in its sole discretion shall determine) as may be necessary to compensate such Lender for any such increased cost or reduction in amounts received or receivable hereunder; provided that (i) the related Cost Increase Event occurred within the 90 day period preceding the date on which the Borrower received such statement, or (ii) the Cost Increase Event has retroactive effects to a date prior to such 90 day period but the Borrower received such statement within 90 days of the occurrence of the Cost Increase Event. Such Lender shall deliver to the Borrower (with a copy to the Administrative Agent) a written statement, setting forth in reasonable detail the basis for calculating the additional amounts owed to such Lender under this Section 2.15(a), which statement shall be conclusive and binding upon all parties hereto absent manifest error.
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(b)	Capital Adequacy Adjustment. In the event that any Lender shall have determined that the adoption, effectiveness, phase-in or applicability after the Closing Date of any law, rule or regulation (or any provision thereof) regarding capital adequacy, or any change therein or in the interpretation or administration thereof by any Governmental Authority charged with the interpretation or administration thereof, or compliance by any Lender (or its applicable lending office) with any guideline, request or directive regarding capital adequacy (whether or not having the force of law) of any such Governmental Authority, has or would have the effect of reducing the rate of return on the capital of such Lender or any corporation controlling such Lender as a consequence of, or with reference to, the Loans or such Lender’s Revolving Loan Commitment or participations therein or other obligations hereunder with respect to the Loans to a level below that which such Lender or such controlling corporation could have achieved but for such adoption, effectiveness, phase-in, applicability, change or compliance (taking into consideration the policies of such Lender or such controlling corporation with regard to capital adequacy), (a “Capital Adequacy Adjustment Event”) then from time to time, within ten (10) Business Days after receipt by the Borrower from such Lender of the statement referred to in the next sentence, the Borrower shall pay to such Lender such additional amount or amounts as will compensate such Lender or such controlling corporation on an after-tax basis for such reduction; provided that (i) the related Capital Adequacy Adjustment Event occurred within the 90 day period preceding the date on which the Borrower received such statement, or (ii) the Capital Adequacy Adjustment Event has retroactive effects to a date prior to such 90 day period but the Borrower received such statement within 90 days of the occurrence of the Capital Adequacy Adjustment Event. Such Lender shall deliver to the Borrower (with a copy to the Administrative Agent) a written statement, setting forth in reasonable detail the basis for calculating the additional amounts owed to such Lender under this Section 2.15(b), which statement shall be conclusive and binding upon all parties hereto absent manifest error.

(c)	Dodd-Frank. For greater certainty, notwithstanding anything herein to the contrary, the Dodd-Frank Wall Street Reform and Consumer Protection Act, and all requests, rules, guidelines or directives promulgated thereunder shall be deemed to be a law that becomes effective after the Closing Date, regardless of the date enacted or adopted.

(d)	Basel III Framework. For greater certainty, notwithstanding anything herein to the contrary, all laws, regulations, rules, directives and guidelines attributable to the implementation or application of the Basel III Framework shall be deemed to be a law that becomes effective after the Closing Date, regardless of the date enacted or adopted. In this Agreement, “Basel III Framework” means the global regulatory standards on bank capital adequacy and liquidity referred to by the Basel Committee on Banking Supervision (“BCBS”) as “Basel III” or the “Basel III Framework” published in December 2010, together with any further guidance or standards in relation to “Basel III” or the “Basel III Framework” published or to be published by the BCBS.

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(e)	Borrower Rights. If any Lender demands payment with respect to amounts owed under Section 2.15(a) or (b), the Borrower shall have the right, if no Default or Event of Default has occurred and is then continuing, within ninety (90) days after receipt of such demand, to remove such Lender (the “Affected Person”) and to designate another lender (the “Replacement Person”) reasonably acceptable to the Administrative Agent to purchase the Affected Person’s outstanding Pro Rata Share of the Loans and to assume the Affected Person’s obligations under this Agreement; provided that increased costs incurred by such Lender prior to the date of its replacement shall have been paid as provided herein. The Affected Person agrees to sell to the Replacement Person its Pro Rata Share in the Loans (at par, with accrued interest through the date of purchase, in immediately available funds) and to delegate to the Replacement Person its obligations to the Borrower under this Agreement. Upon such sale and delegation by the Affected Person and the purchase and assumption by the Replacement Person, and compliance with the provisions of Section 9.9 hereof, the Affected Person shall cease to be a Lender hereunder and the Replacement Person shall become a Lender under this Agreement. Each Affected Person shall continue to be entitled to receive from the Borrower its share of interest, fees, costs and other sums which have not been assigned by the Affected Person to the Replacement Person.

2.16.	Taxes; Withholding, etc.

(a)	Payments to Be Free and Clear. All sums payable by the Borrower hereunder and under the other Credit Documents shall (except to the extent required by applicable law) be paid free and clear of, and without any deduction or withholding on account of, any Tax (other than a Tax on the overall net income of any Lender) imposed, levied, collected, withheld or assessed by or within Canada or any political subdivision in or of Canada or any other jurisdiction from or to which a payment is made by or on behalf of the Borrower or by any federation or organization of which Canada or any such jurisdiction is a member at the time of payment.

(b)	Withholding of Taxes. If the Borrower is required by law to make any deduction or withholding on account of any such Tax from any sum paid or payable by the Borrower in respect of interest paid or payable by the Borrower to the Administrative Agent or any Lender under any of the Credit Documents: (i) the Borrower shall notify the Administrative Agent as soon as practicable of any such requirement or any change in any such requirement as soon as the Borrower becomes aware of it; (ii) the Borrower shall pay any such Tax before the date on which penalties attach thereto, such payment to be made (if the liability to pay is imposed on any Person) for its own account or (if that liability is imposed on the Administrative Agent or such Lender, as the case may be) on behalf of and in the name of the Administrative Agent or such Lender; (iii) the sum payable by the Borrower in respect of which the relevant deduction, withholding or payment is required shall be increased to the extent necessary to ensure that, after the making of that deduction, withholding or payment, the Administrative Agent or such Lender, as the case may be, receives on the due date a net sum equal to what it would have received had no such deduction, withholding or payment been required or made; and (iv) within thirty (30) days (or as soon as practicable thereafter) after paying any sum from which it is required by law to make any deduction or withholding, and within thirty (30) days (or as soon as practicable thereafter) after the due date of payment of any Tax which it is required by clause (ii) above to pay, the Borrower shall use commercially reasonable efforts to deliver to the Administrative Agent evidence satisfactory to the other affected parties of such deduction, withholding or payment and of the remittance thereof to the relevant taxing or other authority.

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(c)	Payment of Taxes. The Borrower agrees to pay any Tax (other than a Tax on the overall net income of any Agent, Lender or other Secured Party) that arises from any payment made under any of the Credit Documents or from the execution, sale, transfer, delivery or registration of, or otherwise with respect to, any of the Credit Documents. The Borrower hereby agrees to indemnify each Agent, Lender and other Secured Party for the full amount of any Tax (other than Taxes on the overall net income of such Agent, Lender or Secured Party) paid by such Agent, Lender or other Secured Party and any liability (including penalties, interest and expenses) arising therefrom or with respect thereto, whether or not such Tax was correctly or legally asserted.

(d)	Notice; Mitigation. In the event the Borrower has actual knowledge that it is required to, or there arises, in the Borrower’s reasonable opinion, a substantial likelihood that the Borrower will be required to, pay an increased amount or otherwise indemnify such Lender for or on account of any Taxes pursuant to Section 2.16(b), the Borrower shall promptly notify such Lender of the nature of such Taxes and shall furnish such information to such Lender as it may reasonably request. In the event the Borrower provides the notice described in the previous sentence, such Lender shall consult with the Borrower in good faith to determine what action may be required to avoid or reduce such Taxes and shall use reasonable efforts to avoid or reduce such Taxes, provided that no action shall be required to be taken that would be disadvantageous to such Lender and would result in significantly increased cost to such Lender.

(e)	Confirmation of Tax Status. If requested by the Borrower, each Lender shall, to the extent it is legally entitled to do so, deliver to the Borrowers and the Administrative Agent executed originals of any form prescribed by applicable law as a basis for claiming exemption from or a reduction in Canadian federal withholding Tax, duly completed, together with such supplementary documentation as may be prescribed by applicable law to permit the Borrowers or the Administrative Agent to determine the withholding or deduction required to be made.

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SECTION 3. CONDITIONS PRECEDENT

3.1.	Closing Date Conditions Precedent.

The occurrence of the Closing Date is subject to the satisfaction, or waiver in accordance with Section 9.8, of the following conditions on or before the Closing Date:

(a)	Credit Documents. The Administrative Agent shall have received copies of each Credit Document originally executed and delivered by each party thereto.

(b)	Organizational Documents; Incumbency. The Administrative Agent shall have received copies of (i) each Organizational Document of each of the Borrower, the Originator and the Company, certified as of the Closing Date by an Authorized Officer of the Borrower, the Originator or the Company, as applicable, as being in full force and effect without modification or amendment; (ii) signature and incumbency certificates of the officers of the Borrower, the Originator and the Company; (iii) resolutions of board of directors, board of managers or similar governing body of the Borrower, the Originator and the Company approving and authorizing the execution, delivery and performance of this Agreement and the other Credit Documents and Related Agreements to which it is a party or by which it or its assets may be bound, certified as of the Closing Date by an Authorized Officer of the Borrower, the Originator or the Company, as applicable, as being in full force and effect without modification or amendment; (iv) a good standing certificate from the applicable Governmental Authority of the jurisdiction of incorporation, organization or formation of the Trustee, the Originator and the Company dated a recent date prior to the Closing Date; and (v) such other documents as the Administrative Agent may reasonably request.

(c)	Consummation of Transactions Contemplated by Related Agreements. The Administrative Agent shall have received a fully executed or conformed copy of each Related Agreement and any documents executed in connection therewith. Each Related Agreement shall be in full force and effect, shall include terms and provisions acceptable to the Administrative Agent and no provision thereof shall have been modified or waived in any respect determined by the Administrative Agent to be material, in each case without the consent of the Administrative Agent. All conditions precedent to the effectiveness of the Related Agreements shall have been satisfied.

(d)	Governmental Authorizations and Consents. The Borrower shall each have obtained all Governmental Authorizations and all consents of other Persons, in each case that are necessary or advisable in connection with the transactions contemplated by the Credit Documents and the Related Agreements and each of the foregoing shall be in full force and effect and in form and substance reasonably satisfactory to the Administrative Agent. All applicable waiting periods shall have expired without any action being taken or threatened by any competent authority which would restrain, prevent or otherwise impose adverse conditions on the transactions contemplated by the Credit Documents and the Related Agreements or the financing thereof and no action, request for stay, petition for review or rehearing, reconsideration, or appeal with respect to any of the foregoing shall be pending, and the time for any applicable agency to take action to set aside its consent on its own motion shall have expired.
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(e)	Collateral. In order to create in favor of the Collateral Agent, for the benefit of Secured Parties, a valid, perfected First Priority Lien in the Collateral, the Collateral Agent shall have received:

(i)	evidence satisfactory to the Administrative Agent of the compliance by the Borrower of its obligations under the Collateral Documents (including, without limitation, their obligations to authorize or execute, as the case may be, and deliver PPSA financing statements (or equivalent filings));

(ii)	the results of a recent search of all effective PPSA financing statements (or equivalent filings) made with respect to any personal property of the Borrower in each jurisdiction where the Collateral Agent, acting reasonably, considers it to be necessary or desirable that such searches be conducted, together with copies of all such filings disclosed by such search;

(iii)	PPSA termination or financing change statements (or similar documents) duly executed or authorized by all applicable Persons for filing in all applicable jurisdictions as may be necessary to terminate any effective PPSA financing statements (or equivalent filings) disclosed in any search with respect to the Collateral, or alternatively, confirmation from all applicable Persons that any PPSA financing statement filed in favour of such Person does not relate to or cover any Collateral;

(iv)	evidence that the Borrower shall have taken or caused to be taken any other action, executed and delivered or caused to be executed and delivered any other agreement, document and instrument and made or caused to be made any other filing and recording (other than as set forth herein) reasonably required by the Collateral Agent; and

(v)	opinions of counsel (which counsel shall be reasonably satisfactory to the Collateral Agent) in each jurisdiction which governs the validity, attachment, perfection, effect of perfection or of non-perfection of such Collateral with respect to the creation, attachment, validity and perfection of the security interests in favour of the Collateral Agent in such Collateral and such other matters as the Collateral Agent may reasonably request, in each case in form and substance reasonably satisfactory to the Administrative Agent.

(f)	Originating Documentation. The Administrative Agent shall have received true copies of the Originating Documentation in effect as of the Closing Date and be satisfied that such Originating Documentation is in compliance with applicable consumer protection, debt collection, payday loan or collection agency laws or regulations.

(g)	Insurance. The Administrative Agent shall have received the policies of insurance and related certificates required to be delivered to it pursuant to Section 5.9.

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(h)	Opinions of Counsel. The Administrative Agent shall have received an originally executed copy of the favorable written opinion of counsel as to such matters as the Administrative Agent may reasonably request, dated as of the Closing Date and otherwise in form and substance reasonably satisfactory to the Administrative Agent and its counsel.

(i)	Solvency Certificates. On the Closing Date, the Administrative Agent shall have received a Solvency Certificate from each of the Borrower, the Originator and the Company dated as of the Closing Date and addressed to the Administrative Agent and the Lenders, attesting that before and after giving effect to the consummation of the transactions contemplated by the Credit Documents and the Related Agreements, as applicable, each of the Borrower, the Originator and the Company is Solvent.

(j)	No Litigation. There shall not exist any action, suit, investigation, litigation or proceeding or other legal or regulatory developments, pending or, to the Borrower’s knowledge, threatened in any court or before any arbitrator or Governmental Authority that, in the reasonable opinion of the Administrative Agent, singly or in the aggregate, materially impairs the transactions contemplated by the Credit Documents, except as has been previously disclosed in writing to the Administrative Agent.

(k)	No New Information. The Administrative Agent shall not have become aware of any new information or other matters not previously disclosed to the Administrative Agent relating to the Borrower, the Receivables, any Servicer, or the transactions contemplated herein which the Administrative Agent, in its reasonable judgment, deems inconsistent in a material and adverse manner with the information or other matters previously disclosed to the Administrative Agent relating to such Persons or transactions.

(l)	Diligence.

(i)	The Administrative Agent shall have completed its diligence, including but not limited to, legal diligence and due diligence on the Borrower, the Originator, the Company and the Receivables and the results of such diligence are satisfactory to the Administrative Agent;

(ii)	The Administrative Agent shall be satisfied with the results of background investigations, if any, performed on principals and employees of the Borrower, the Originator and the Company; and

(iii)	The Administrative Agent shall be satisfied with the Borrower’s, the Originator’s and the Company’s cash management systems and other procedures and systems, the Underwriting Guidelines and the Servicing Standards.

(m)	Event of Default. As of the Closing Date, after giving effect to any Loan to be made on the Closing Date, no event shall have occurred and be continuing or would result from the consummation of the transactions contemplated herein that would constitute an Event of Default or a Default.

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(n)	Representations and Warranties. As of the Closing Date, the representations and warranties made by the Borrower contained herein shall be true and correct in all respects.

(o)	Upfront Fee. The Borrower shall have paid to the Administrative Agent the Upfront Fee.

(p)	Expenses. The Borrower shall have paid all amounts payable by it pursuant to Section 9.5 which have accrued due as of the Closing Date.

(q)	Material Adverse Effect. No Material Adverse Effect shall have occurred.

3.2.	Credit Date Conditions Precedent.

The obligation of the Lenders to make any Loan on any Credit Date, including the Initial Credit Date, is subject to the satisfaction, or waiver in accordance with Section 9.8, of the following conditions on or before the related Credit Date:

(a)	Funding Notice and Certificate. The Administrative Agent shall have received a duly executed Funding Notice and Certificate.

(b)	Lenders’ Revolving Loan Commitment. After making the Loans requested to be made on such Credit Date, the aggregate Obligations owing to any Lender shall not exceed such Lender’s Revolving Loan Commitment.

(c)	Borrowing Base Deficiency. After making the Loan requested on such Credit Date, no Borrowing Base Deficiency shall exist.

(d)	Representations and Warranties. As of such Credit Date, the representations and warranties contained herein or in any other Credit Document shall be true and correct in all respects.

(e)	Master Purchase Agreement. In respect of any Receivable to be purchased with the proceeds of such Loan, each of the conditions precedent set forth in Section 3.2 of the Master Purchase Agreement in respect of each Receivable have been fully satisfied and have not been waived.

(f)	No Default. As of such Credit Date, after giving effect to the Loans to be made on such Credit Date, no event shall have occurred and be continuing or would result from the consummation of the transactions contemplated herein that would constitute an Event of Default or a Default.

(g)	Data File. The Servicer has delivered the documents and other material contemplated in Schedule 1 (Document Certification and Archival) of the Backup and Successor Servicing Agreement in respect of Receivables to be purchased by the Borrower with the proceeds of such Loan.

(h)	Other. Such other approvals, opinions or documents as the Administrative Agent may request.

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SECTION 4. REPRESENTATIONS AND WARRANTIES

In order to induce the Agents and the Lenders to enter into this Agreement and to make the Loans to be made hereby, the Borrower represents and warrants to each Agent and each Lender, on and as of each Certification Date, that the following statements are true and correct:

4.1.	Organization; Requisite Power and Authority; Qualification; Other Names.

The Trustee is a trust company duly incorporated, validly existing and in good standing under the laws of Canada, and is duly qualified to do business and is in good standing in every jurisdiction where the nature of its business requires it to be so qualified, and has full power and authority to act as trustee of the Borrower Trust and to hold the properties and assets of the Borrower Trust. The Borrower Trust is a trust established under the Borrower Declaration of Trust and exists as a trust under the laws of the Province of Ontario. The Borrower has all requisite power and authority to own and operate its properties, to carry on its business as now conducted and as proposed to be conducted, including the business of the Borrower Trust, to enter into and perform its obligations under each Credit Document, and is qualified to do business and in good standing in every jurisdiction wherever necessary to carry out its business, including the business of the Borrower Trust. The jurisdiction in which the principal place of business, the chief executive office, and domicile (as contemplated by the Civil Code of Quebec) of the Borrower and the Borrower Trust is located is the Province of Ontario. The full and complete name of the Borrower Trust is Mogo Finance Trust. The Borrower Trust does not have a French form of name, and the Borrower Trust has not ever carried on business or acted under any name other than Mogo Finance Trust.

4.2.	No Conflict.

The execution, delivery and performance by the Borrower of the Credit Documents to which it is a party and the consummation of the transactions contemplated by the Credit Documents do not and will not (a) (i) violate any provision of any law or any governmental rule or regulation applicable to the Borrower, (ii) violate any of the Organizational Documents of the Borrower, or (iii) violate any order, judgment or decree of any Governmental Authority binding on the Borrower; (b) conflict with, result in a breach of or constitute (with due notice or lapse of time or both) a default under any Contractual Obligation of the Borrower; (c) result in or require the creation or imposition of any Lien upon any of the properties or assets of the Borrower (other than Liens in favour of the Collateral Agent for the benefit of Secured Parties); or (d) require any approval or consent of any Person, except for such approvals or consents which will be obtained on or before the Closing Date and disclosed in writing to the Administrative Agent.

4.3.	Governmental Consents.

The execution, delivery and performance by the Borrower of the Credit Documents to which it is a party and the consummation of the transactions contemplated by the Credit Documents do not and will not require any registration with, consent or approval of, or notice to, or other action to, with or by, any Governmental Authority, except for filings and recordings with respect to the Collateral to be made, or otherwise delivered to the Collateral Agent for filing and/or recordation, as of the Closing Date.

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4.4.	Binding Obligation.

Each Credit Document and Related Agreement to which the Borrower is a party has been duly executed and delivered by the Borrower and is the legally valid and binding obligation of the Borrower and is in full force and effect, enforceable against the Borrower in accordance with its respective terms, except as may be limited by bankruptcy, insolvency, reorganization, moratorium or similar laws relating to or limiting creditors’ rights generally or by equitable principles relating to enforceability.

4.5.	Receivables.

Each Borrower Receivable is a bona fide existing payment obligation of an Obligor, owed to the Borrower without defences, disputes, offsets, counterclaims, or rights of return or cancellation. Each Borrower Receivable is an Eligible Receivable.

4.6.	Adverse Proceedings, etc.

There are no Adverse Proceedings. The Borrower is not (a) in violation of any applicable laws, or (b) subject to or in default with respect to any final judgments, writs, injunctions, decrees, rules or regulations of any court or any federal, state, provincial, municipal or other governmental department, commission, board, bureau, agency or instrumentality, domestic or foreign.

4.7.	Payment of Taxes.

Except as otherwise permitted under Section 5.3, all tax returns and reports of the Borrower required to be filed have been timely filed, and all taxes shown on such tax returns to be due and payable and all assessments, fees and other governmental charges upon the Borrower and upon its properties, assets, income, businesses and franchises which are due and payable have been paid when due and payable. The Borrower knows of no proposed tax assessment against it which is not being actively contested by the Borrower in good faith and by appropriate proceedings; provided, such reserves or other appropriate provisions, if any, as shall be required in conformity with GAAP shall have been made or provided therefor.

4.8.	Title to Assets.

The Borrower has good and valid title to the Collateral, free and clear of Liens other than (a) Liens in favour of the Collateral Agent for the benefit of Secured Parties granted pursuant to any Credit Document, and (b) Permitted Liens. No effective financing statement, assignment or transfer or mortgage, hypothec or charge or other instrument similar in effect covering any Collateral is on file in any register, recording or land registry office, except PPSA filings in favour of the Collateral Agent relating to the Liens granted hereunder and under the other Credit Documents.

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4.9.	Liens of the Collateral Agent.

Each of the Liens in favour of the Collateral Agent in the Collateral granted hereunder or under the other Credit Documents is a valid and fully perfected First Priority Lien securing the payment and performance of the Obligations.

4.10.	No Indebtedness.

The Borrower does not have any Indebtedness, other than Indebtedness incurred under (or contemplated by) the Credit Documents or otherwise permitted hereunder.

4.11.	Conduct of the Borrower.

The Borrower does not engage in any business or activity other than the purchase, ownership and financing of the Borrower Receivables in accordance with the Credit Documents and Related Agreements and activities necessarily incidental thereto. The Borrower does not have any employees.

4.12.	No Defaults.

The Borrower is not in default in the performance, observance or fulfillment of any of the obligations, covenants or conditions contained in any of its Contractual Obligations, and to the Borrower’s knowledge no condition exists which, with the giving of notice or the lapse of time or both, could constitute such a default, except where such defaults have been waived.

4.13.	Governmental Regulation.

The Borrower is not registered or required to be registered under the Investment Company Act of 1940. The Borrower is not a company “controlled” by a “registered investment company” or a“principal underwriter” of a “registered investment company” as such terms are defined in the Investment Company Act of 1940.

4.14.	Margin Stock.

The Borrower is not engaged in the business of extending credit for the purpose of purchasing or carrying any Margin Stock. No part of the proceeds of the Loans made to the Borrower will be used directly or indirectly to purchase or carry any such Margin Stock, for the purpose of reducing or retiring any Indebtedness which was originally incurred to purchase or carry Margin Stock, to extend credit to others for the purpose of purchasing or carrying any such Margin Stock or for any purpose that violates, or is inconsistent with, the provisions of Regulation T, U or X of the Board of Governors of the Federal Reserve System.

4.15.	Certain Fees.

No broker’s or finder’s fee or commission will be payable by the Borrower with respect hereto or any of the transactions contemplated hereby.

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4.16.	Solvency and Fraudulent Conveyance.

The Borrower is Solvent. The Borrower is not granting a security interest in any Collateral with any intent to hinder, delay or defraud any of its creditors. The Borrower shall not use the proceeds from the transactions contemplated by this Agreement to give preference to any class of creditors. The Borrower has given fair consideration and reasonably equivalent value in exchange for the sale of the Borrower Receivables under the Master Purchase Agreement.

4.17.	Credit Documents; Related Agreements.

(a)	Delivery. The Borrower has delivered, or caused to be delivered, to the Administrative Agent complete and correct copies of each Credit Document and of each Related Agreement and, in each case, of all exhibits and schedules thereto as of the date hereof.

(b)	Representations and Warranties. Except to the extent otherwise expressly set forth herein or in the schedules hereto, and subject to the qualifications set forth therein, each of the representations and warranties given by the Borrower in any Credit Document is true and correct in all material respects. Notwithstanding anything in the Credit Document to the contrary, the representations and warranties the Borrower set forth in any Credit Document shall, solely for purposes hereof, survive for the benefit of the Lenders.

(c)	Governmental Approvals. All Governmental Authorizations and all other authorizations, approvals and consents of any other Person required by the Credit Documents or to consummate the transactions contemplated therein have been obtained and are in full force and effect.

4.18.	Compliance with Statutes, etc.

The Borrower is in compliance with all applicable statutes, regulations and orders of, and all applicable restrictions imposed by, all Governmental Authorities, in respect of the conduct of its business and the ownership of its property.

4.19.	Master Purchase Agreement.

Each of the conditions precedent set forth in Section 3.1 of the Master Purchase Agreement have been fully satisfied and have not been waived. Each of the conditions precedent set forth in Section 3.2 of the Master Purchase Agreement in respect of each Borrower Receivable have been fully satisfied and have not been waived. No breach, default or other violation exists under the Master Purchase Agreement, and no event has occurred which with the passage of time or giving of notice would constitute a breach, default or other violation under the Master Purchase Agreement.

4.20.	Administration Agreement.

Pursuant to the Administration Agreement, the Company has full power, capacity and authority to (a) enter into and deliver this Agreement and the other Credit Documents to which the Borrower is a party for and on behalf of the Borrower, (b) create legal, valid, binding and enforceable obligations of the Borrower pursuant to this Agreement and the other Credit Documents to which the Borrower is a party with the same force and effect as if the Borrower had executed and delivered same directly, and (c) perform the obligations of the Borrower under this Agreement and the Credit Documents to which the Borrower is a party.

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4.21.	No Material Adverse Effect.

There are no facts known (or which should upon the reasonable exercise of diligence be known) to the Borrower or the Company (other than matters of a general economic nature) that, individually or in the aggregate, could reasonably be expected to result in a Material Adverse Effect and that have not been disclosed herein.

4.22.	Money Control Acts.

To the extent applicable, the Borrower is in compliance, in all material respects, with the (a) Trading with the Enemy Act, and each of the foreign assets control regulations of the United States Treasury Department (31 C.F.R., Subtitle B, Chapter V) and any other enabling legislation or executive order relating thereto, (b) Uniting and Strengthening America by Providing Appropriate Tools Required to Intercept and Obstruct Terrorism (USA Patriot Act of 2001) (the “Patriot Act”), (c) the Proceeds of Crime (money laundering) and Terrorist Financing Act (Canada), (d) the Regulations Implementing the United Nations Resolutions on the Suppression of Terrorism (Canada), (e) United Nations Al-Qaida and Taliban Regulations (Canada), (f) Special Economic Measures Act (Canada) and any other applicable terrorism, sanction and money laundering laws. No part of the proceeds of any Loan will be used, directly or indirectly, for any payments to any governmental official or employee, political party, official of a political party, candidate for political office, or anyone else acting in an official capacity, in order to obtain, retain or direct business or obtain any improper advantage, in violation of the United States Foreign Corrupt Practices Act of 1977, the Corruption of Foreign Public Officials Act (Canada), or any other applicable anti-bribery or anti-corruption laws.

4.23.	Disclosure.

The representations and warranties of the Borrower contained in any Credit Document, Related Agreement or in any other documents, certificates or written statements furnished to any Agent of Lender by or on behalf of the Borrower for use in connection with the transactions contemplated hereby, taken as a whole, do not contain any untrue statement of a material fact or omit to state a material fact necessary in order to make the statements contained herein or therein not misleading in light of the circumstances in which the same were made. Any projections and pro forma financial information contained in such materials are based upon good faith estimates and assumptions by the preparer thereof believed to be reasonable at the time made, it being recognized by the Lenders that such projections as to future events are not to be viewed as facts and that actual results during the period or periods covered by any such projections may differ from the projected results.

SECTION 5. AFFIRMATIVE COVENANTS

The Borrower covenants and agrees that until payment in full of all of the Obligations (other than contingent indemnification obligations in respect of which no claim has been asserted), the Borrower shall perform all covenants in this Section 5.

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5.1.	Deliverables.

Unless otherwise provided below, the Borrower shall deliver, or cause to be delivered, to the Administrative Agent:

(a)	Backup Servicer. The Borrower shall deliver, or cause the Company to deliver, to the Backup Servicer within ten (10) Business Days of the Closing Date the documents and other material necessary to allow the Backup Servicer to complete the tasks contemplated in Schedule 1 (Set-Up and Data Mapping) of the Backup and Successor Servicing Agreement in a manner acceptable to the Administrative Agent.

(b)	Notice of Default. Promptly upon any Authorized Officer of the Borrower obtaining knowledge of (i) any condition or event that constitutes a Default or an Event of Default; (including a Servicer Termination Event) or (ii) the occurrence of any event or change that has caused or evidences, either individually or in the aggregate, a Material Adverse Effect, a certificate of its Authorized Officer specifying the nature and period of existence of such condition, event or change, or specifying the notice given and action taken by any such Person and the nature of such claimed Event of Default, Default, default, event or condition, and what action the Borrower has taken, is taking and proposes to take with respect thereto;

(c)	Notice of Litigation. Promptly upon any Authorized Officer of the Borrower obtaining knowledge of (i) the institution of, or non-frivolous threat of, any Adverse Proceeding not previously disclosed in writing by the Borrower to the Lenders, or (ii) any material development in any Adverse Proceeding, written notice thereof together with such other information as may be reasonably available to the Borrower to enable the Lenders and its counsel to evaluate such matters;

(d)	Breach of Representations and Warranties. Promptly upon any Authorized Officer of the Borrower becoming aware of a breach with respect to any representation or warranty made or deemed made by the Borrower in any Credit Document or in any certificate at any time given by the Borrower in writing pursuant hereto or thereto or in connection herewith or therewith, a certificate of its Authorized Officers specifying the nature and period of existence of such breach and what action the Borrower has taken, is taking and proposes to take with respect thereto;

(e)	Information Regarding Collateral. The Borrower will furnish to the Collateral Agent prior written notice of any change (i) in its name, (ii) in its identity, structure or jurisdiction of organization or (iii) in its sole place of business (if any) or chief executive office. The Borrower agrees not to effect or permit any change referred to in the preceding sentence unless all filings have been made under the PPSA or otherwise that are required in order for the Collateral Agent to continue at all times following such change to have a valid, legal and perfected security interest in all the Collateral;

(f)	Monthly Servicing Report. The Borrower shall cause the Servicer to deliver to the Administrative Agent the Monthly Servicing Report on or prior to the related Reporting Date as required pursuant to the Servicing Agreement;

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(g)	Financial Statements.

(i)	As soon as available and no later than one hundred and twenty (120) days after the end of each Fiscal Year, the Borrower shall deliver to the Administrative Agent one (1) copy of: (A) the consolidated and consolidating audited balance sheet of each of the Borrower, each Approved Liquid Originating Subsidiary and the Company as of the end of the Fiscal Year, setting forth in comparative form the figures for the previous Fiscal Year and accompanied by an opinion of the Independent Accountants stating that such balance sheet presents fairly the financial condition of the Person being reported upon and has been prepared in accordance with GAAP consistently applied (except for changes in application in which such accountants concur); and (B) audited consolidated and consolidating statement of income of each of the Borrower, each Approved Liquid Originating Subsidiary and the Company for such Fiscal Year; in each case setting forth in comparative form the figures for the previous Fiscal Year and accompanied by an opinion of the Independent Accountants stating that such financial statements present fairly the financial condition of the Person being reported upon and have been prepared in accordance with GAAP consistently applied (except for changes in application in which such accountants concur).

(ii)	As soon as available and no later than forty-five (45) days after the end of each Fiscal Quarter in each Fiscal Year, the Borrower shall deliver, or cause to be delivered, to the Administrative Agent one (1) copy of: (A) the internally prepared consolidated and consolidating balance sheet of each of the Borrower, each Approved Liquid Originating Subsidiary and the Company as of the end of such Fiscal Quarter, which balance sheet shall be prepared and presented in accordance with, and provide all necessary disclosure required by, GAAP (other than note disclosure) and shall be accompanied by a Financial Officer Certification; and (B) the internally prepared consolidated and consolidating statement of income of the Borrower for such Fiscal Quarter, which statements shall be prepared and presented in accordance with, and provide all necessary disclosure required by, GAAP (other than note disclosure) and shall be accompanied by a Financial Officer Certification.

(iii)	As soon as available and no later than thirty (30) days after the end of each fiscal month in each Fiscal Year, the Borrower, shall deliver, or cause to be delivered, to the Administrative Agent one (1) copy of: (A) the internally prepared consolidated and consolidating prepared balance sheet of each of the Borrower, each Approved Liquid Originating Subsidiary and the Company as of the end of such fiscal month, which balance sheet shall be prepared and presented in accordance with, and provide all necessary disclosure required by, GAAP (other than note disclosure) and shall be accompanied by a Financial Officer Certification; and (B) the internally prepared consolidated and consolidating prepared statement of income of each of the Borrower, each Approved Liquid Originating Subsidiary and the Company for such fiscal month, which statements shall be prepared and presented in accordance with, and provide all necessary disclosure required by, GAAP (other than note disclosure) and shall be accompanied by a Financial Officer Certification.

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5.2.	Existence.

The Borrower shall do or cause to be done all things necessary to keep in full force and effect the existence of the Borrower Trust as a trust under the laws of the Province of Ontario and all properties, rights, franchises, licenses and qualifications required to carry on the business of the Borrower Trust in each jurisdiction in which the Borrower owns property or carries on business from time to time.

5.3.	Payment of Taxes and Claims.

The Borrower shall pay all Taxes imposed upon it or any of its properties or assets or in respect of any of its income, businesses or franchises before any penalty or fine accrues thereon, and all claims (including claims for labour, services, materials and supplies) for sums that have become due and payable and that by law have or may become a Lien upon any of its properties or assets, prior to the time when any penalty or fine shall be incurred with respect thereto; provided, no such Tax or claim need be paid if it is being contested in good faith by appropriate proceedings promptly instituted and diligently conducted, so long as (a) adequate reserve or other appropriate provision, as shall be required in conformity with GAAP shall have been made therefor, and (b) in the case of a Tax or claim which has or may become a Lien against any of the Collateral, such contested proceedings conclusively operate to stay the sale of any portion of the Collateral to satisfy such Tax or claim.

5.4.	Audits of Borrower Receivables.

The Borrower shall, at any time and as frequently as may be reasonably requested by the Administrative Agent, at the Borrower’s expense, permit the Administrative Agent, or its agents or professional advisors, at reasonable times during business hours and upon reasonable notice to the Borrower, as applicable, to visit any premises and property of the Borrower and/or to audit the Borrower Receivables, whether in person or by requests for information, and to inspect, audit, copy, run comparative analysis on, and take extracts from its and their financial and accounting records, and to discuss its and their affairs, financings and accounts with any Person, including, without limitation, employees of the Borrower and independent public accountants. The Borrower agrees to pay the reasonable out-of-pocket expenses incurred by the Administrative Agent in connection with its field examinations and audits and the preparation of reports thereof performed or prepared.

5.5.	Compliance with Laws.

The Borrower shall comply with the requirements of (i) all applicable laws, rules, regulations and orders of any Governmental Authority, and (ii) all of its Contractual Obligations, in either case, the noncompliance with which could reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect.

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5.6.	Further Assurances.

At any time or from time to time upon the request of the Administrative Agent, the Borrower will, at its expense, promptly execute, acknowledge and deliver such further documents and do such other acts and things as the Administrative Agent or the Collateral Agent may reasonably request in order to effect fully the purposes of the Credit Documents and the Related Agreements, including providing the Lenders with any information reasonably requested pursuant to Section 9.25.

5.7.	Cash Management Systems.

The Borrower shall establish and maintain cash management systems as set forth below.

(a)	Lockbox System.

(i)	All Collections shall be directly deposited into the Collection Account.

(ii)	The Borrower shall not establish any new collection account, lockbox or lockbox arrangement without consent of the Administrative Agent, and prior to establishing any such new collection account, lockbox or lockbox arrangement, the Borrower shall cause each bank or financial institution with which it seeks to establish such a lockbox or lockbox arrangement to enter into an Account Control Agreement with respect thereto.

(iii)	Without the prior written consent of the Administrative Agent, the Borrower shall not (A) change the general instructions given to the Servicer in respect of payments on account of Borrower Receivables to be deposited to the Collection Account or (B) change any instructions given to any bank or financial institution which in any manner redirects the proceeds of any collections to any account which is not the Collection Account.

(iv)	The Borrower acknowledges and agrees that the funds on deposit in the Collection Account and the Loan Account shall be Collateral.

(v)	The Borrower shall ensure that the Administrative Agent shall at all times have online monitoring access to the Collection Account and the Loan Account

(b)	Payment Collection. The Borrower has directed, and will at all times hereafter direct, the Originator to deposit all Originator Amounts payable by the Originator to the Borrower pursuant to the Master Purchase Agreement directly to the Collection Account. The Borrower will direct the Servicer to (i) cause all pre-authorized debit payments on account of Borrower Receivables to be withdrawn from each of the related Obligors’ applicable accounts and deposited directly to the Collection Account, and (ii) promptly (and, except as set forth in the proviso to this Section 5.7(b), in no event later than two (2) Business Days following receipt) deposit all payments received by it on account of Borrower Receivables, whether in the form of cash, checks, notes, drafts, bills of exchange, money orders or otherwise, in the Collection Account in precisely the form in which they are received (but with any endorsements of the Borrower and/or Servicer necessary for deposit or collection), and until they are so deposited to hold such payments in trust for and as the property of the Collateral Agent; provided, however, that with respect to any payment received that does not contain sufficient identification of the account number to which such payment relates or cannot be processed due to an act beyond the control of the Servicer, such deposit shall be made no later than the second Business Day following the date on which such account number is identified or such payment can be processed, as applicable. In respect of any Collections received in respect of any Borrower Receivable, the term “Business Day” as used in this Section 5.7(b) shall not include legal holidays under the laws of the province or territory in which the related primary Obligor is resident or days on which banking institutions located in such jurisdiction are authorized or required by law or other governmental action to close, but only to the extent that such Collections are received in such jurisdiction.

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5.8.	Due Diligence; Access to Certain Documentation.

(a)	The Administrative Agent (and their respective agents or professional advisors) shall have the right under this Agreement, from time to time, at their discretion and upon reasonable prior notice to the relevant party, to examine and audit, during business hours or at such other times as might be reasonable under applicable circumstances, any and all Originating Documentation and any and all of the books, records, financial statements, credit and collection policies, legal and regulatory compliance, operating and reporting procedures and information systems, their respective directors, officers and employees, or other information and information systems (including without limitation customer service and/or whistleblower hotlines) of the Borrower, or held by another for the Borrower or on its behalf (including by the Servicer), concerning or otherwise affecting the Borrower Receivables or this Agreement. The Administrative Agent (and their respective agents and professional advisors) shall treat as confidential any information obtained during the aforementioned examinations which is not already publicly known or available; provided, however, that the Administrative Agent (and its agents or professional advisors) may disclose such information if required to do so by law or by any regulatory authority.

(b)	Upon notice and during regular business hours, the Borrower agrees to promptly provide (and shall cause the Servicer to promptly provide) the Administrative Agent (and its respective agents or professional advisors) with access to, copies of and extracts from any and all documents, records, agreements, instruments or information (including, without limitation, any of the foregoing in computer data banks and computer software systems) the Administrative Agent (and its respective agents or professional advisors) may reasonably require in order to conduct periodic due diligence relating to the Borrower in connection with the Borrower Receivables and this Agreement, including then current copies of Originating Documentation.

(c)	The Borrower will make available (and shall cause the Servicer to make available) to the Administrative Agent (and its respective agents or professional advisors) knowledgeable financial, accounting, legal and compliance officers employed by the Servicer or the Company for the purpose of answering questions with respect to the Borrower and the Borrower Receivables and to assist in the Administrative Agent’s diligence. In addition, the Borrower shall provide, or shall cause the Servicer to provide, the Administrative Agent with remote access to any electronic Originating Documentation and any related documents. The Borrower agrees that the Administrative Agent will have the right to confirm any information relating to the Borrower Receivables directly with the applicable Obligors.
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(d)	Without limiting the generality of the foregoing, the Borrower acknowledges that the Lenders shall make the Loans to the Borrower based solely upon the information provided by the Borrower to the Administrative Agent and the representations, warranties and covenants contained herein, and that the Administrative Agent has the right at any time and from time to time to conduct a partial or complete due diligence review, at their option, on some or all of the Borrower Receivables, including, without limitation, regenerating the information used to originate such Borrower Receivables.

(e)	All reasonable costs and expenses incurred by the Administrative Agent (and its agents or professional advisors) in connection with the due diligence and other matters outlined in this Section 5.8 shall be reimbursed to the Administrative Agent by the Borrower.

5.9.	Insurance.

The Borrower shall cause the Servicer to obtain an “errors and omissions” insurance policy and an employee fidelity insurance policy, in each case, (i) in an amount not less than $1,000,000, (ii) in a form reasonably acceptable to the Administrative Agent, (iii) with an insurance company reasonably acceptable to the Administrative Agent, and (iv) naming the Administrative Agent, for the benefit of the Secured Parties, as beneficiary and loss payee. The Borrower shall ensure that such insurance policy remains in full force and effect and that claims under any such policy on behalf of the Administrative Agent and the Lenders are prepared and presented in a timely fashion in accordance with the terms of such policy, and upon the filing of any claim on any such insurance policy, the Administrative Agent shall be promptly notified of such claim and the Borrower shall ensure that the proceeds of any such claim are deposited into the Loan Account. The Borrower shall deliver copies of such insurance policies to the Administrative Agent together with a certification from the applicable insurance company that such policy is in force on such date. The Borrower shall deliver proof of maintenance of such insurance policies and payment of premiums on or prior to the Closing Date and on each succeeding twelve month anniversary thereafter (or if such day is not a Business Day, the next succeeding Business Day).

5.10.	Servicing of Receivables.

The Borrower shall ensure that the Borrower Receivables are at all times serviced and administered in accordance with the Servicing Standards by the Servicer pursuant to the Servicing Agreement.

5.11.	Additional Approved Liquid Originating Subsidiaries.

In the event that the Administrative Agent approves of any Person becoming an Approved Liquid Originating Subsidiary, the Borrower shall, prior to and as a condition of such Person becoming an Approved Liquid Originating Subsidiary cause such Person to take all such actions and execute and deliver, or cause to be executed and delivered, all such documents, joinders, instruments, agreements, and certificates requested by the Administrative Agent or the Collateral Agent, including those which are similar to those described in Sections 3.1(a), 3.1(b), 3.1(c), 3.1(d), 3.1(e), 3.1(h) and 3.1(i).

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SECTION 6. NEGATIVE COVENANTS

The Borrower covenants and agrees that until payment in full of all of the Obligations (other than contingent indemnification obligations in respect of which no claim has been asserted), the Borrower shall perform all covenants in this Section 6.

6.1.	Indebtedness.

The Borrower shall not, without the prior written consent of the Administrative Agent, directly or indirectly, create, incur, assume or guarantee, or otherwise become or remain directly or indirectly liable with respect to any Indebtedness except for the Obligations and Permitted Subordinated Indebtedness.

6.2.	Liens.

The Borrower shall not, without the prior written consent of the Administrative Agent, directly or indirectly, create, incur, assume or permit to exist any Lien on or with respect to any property or asset of any kind (including any document or instrument in respect of goods or accounts receivable) of the Borrower, whether now owned or hereafter acquired, or any income or profits therefrom, or file or permit the filing of, or permit to remain in effect, any financing statement or other similar notice of any Lien with respect to any such property, asset, income or profits under the PPSA or under any similar filing, registration, recording or notice statute, except (i) Liens in favour of the Collateral Agent for the benefit of Secured Parties granted pursuant to any Credit Document, and (ii) Permitted Liens.

6.3.	Investments.

The Borrower shall not make or own any Investment, except Investments in the Receivable Collateral.

6.4.	Fundamental Changes

The Borrower shall not, without the prior written consent of the Administrative Agent, engage in any business or activity other than the purchase, ownership and financing of Borrower Receivables in accordance with the Credit Documents and Related Agreements and activities necessarily incidental thereto. The Borrower shall not enter into any transaction of amalgamation, merger or consolidation, or liquidate, wind-up or dissolve itself (or suffer any liquidation or dissolution).

6.5.	Disposition of Assets.

The Borrower shall not, without the prior written consent of the Administrative Agent, convey, sell, exchange, transfer or otherwise dispose of, in one transaction or a series of transactions, all or any part of the Receivable Collateral or any other of its assets or property of any kind whatsoever, whether now owned or hereafter acquired other than pursuant to the Related Agreements; provided, however, that this Section 6.5 shall not apply to the sale or other disposition of Charged-Off Receivables.

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6.6.	Commingle Assets.

The Borrower shall not commingle any Collateral with the assets of any other Person or with assets in which any other Person has an interest.

6.7.	Material Contracts and Organizational Documents.

The Borrower shall not, without the prior written consent of the Administrative Agent, (a) enter into any Material Contract with any Person; (b) agree to any material amendment, restatement, supplement or other modification to, or waiver of, any of its rights under any Related Agreement; or (c) amend or permit any amendments to its Organizational Documents, without in each case obtaining the prior written consent of the Administrative Agent to such entry, amendment, restatement, supplement, modification or waiver, as the case may be.

6.8.	Contractual Obligations.

The Borrower shall not fail to comply and fully satisfy any Contractual Obligation.

6.9.	Transactions with Shareholders and Affiliates.

The Borrower shall not directly or indirectly, enter into or permit to exist any transaction (including the purchase, sale, lease or exchange of any property or the rendering of any service) with any holder of 5% or more of any class of Capital Stock of the Company or any Affiliate thereof other than the transactions contemplated by the Credit Documents and Related Agreements.

6.10.	Fiscal Year.

The Borrower shall not change its Fiscal Year-end.

6.11.	Accounts.

The Borrower shall not, without the prior written consent of the Administrative Agent, establish or maintain a deposit account that is not the Collection Account or the Loan Account and the Borrower shall not, nor direct any Person to, deposit Collections in a deposit account that is not the Collection Account.

6.12.	Servicing Agreement.

The Borrower shall not (a) terminate the Servicing Agreement, or (b) select a replacement Servicer, in each case without the consent of the Administrative Agent.

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6.13.	Changes in Servicing Standards or Underwriting Guidelines.

The Borrower shall not make or permit any material changes or modifications to the Servicing Standards or Underwriting Guidelines without the prior written consent of the Administrative Agent.

SECTION 7. EVENTS OF DEFAULT

7.1.	Events of Default. If any one or more of the following conditions or events shall occur:

(a)	Failure to Make Payments When Due. The failure of the Borrower to pay any Obligation when due and such failure shall not have been remedied for a period of three Business Days; or

(b)	Breach of Certain Covenants. Failure of the Borrower to perform or comply with any covenant or other agreement contained in Section 5.2, Section 5.5, Section 5.7, Section 5.10, or Section 6; or

(c)	Breach of Representations, etc. Any representation, warranty, certification or other statement made or deemed made by the Borrower in any Credit Document or in any statement or certificate at any time given by the Borrower in writing pursuant thereto or in connection therewith shall be false in any material respect as of the date made or deemed made and shall not have been remedied or waived within ten (10) Business Days after the earlier of (i) an Authorized Officer of the Borrower becoming aware of such falsity, or (ii) receipt by the Borrower of written notice from the Administrative Agent or any Lender of such falsity; or

(d)	Other Defaults Under Credit Documents. The Borrower shall default in the performance of or compliance with any covenant or other term contained herein or any of the other Credit Documents, other than any such term referred to in any other provision of this Section 7.1 and such default shall not have been remedied or waived within ten (10) Business Days after the earlier of (i) an Authorized Officer of the Borrower becoming aware of such default, or (ii) receipt by the Borrower of written notice from the Administrative Agent or any Lender of such default; or

(e)	Consumer Protection Matters. Any applicable Governmental Authority issues an effective order against the Borrower, any Approved Liquid Originating Subsidiary or the Company in respect of any non-compliance, or alleged non-compliance, by the Borrower, any Approved Liquid Originating Subsidiary or the Company with any applicable consumer protection, debt collection, payday loan or collection agency law or regulation or any other law or regulation of similar purpose or that a Governmental Authorization required thereby has not been obtained or issued, the results of which could reasonably be expected to result in a Material Adverse Effect, as determined by the Administrative Agent; or

(f)	Insolvency Event. An Insolvency Event shall occur with respect to the Borrower or the Borrower Trust; or

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(g)	Judgments and Attachments. Any money judgment, writ or warrant of attachment or similar process shall be entered or filed against the Borrower, or any of its assets, and (A) shall remain undischarged, unvacated, unbonded or unstayed for a period of thirty (30) days (or in any event later than five (5) days prior to the date of any proposed sale thereunder in connection with any enforcement proceedings commenced by a creditor upon such judgment, writ, warrant of attachment or similar process) or (B) a decree or order is entered for the appointment of a receiver, liquidator, sequestrator, trustee, custodian or assignee for the benefit of creditors (or other officer having similar powers) over such assets; or

(h)	Dissolution. Any order, judgment or decree shall be entered against the Borrower decreeing the dissolution or split up of the Borrower or the Borrower Trust and such order shall remain undischarged or unstayed for a period in excess of thirty (30) days; or

(i)	Change of Control. A Change of Control shall occur without the prior written consent of the Administrative Agent; or

(j)	Credit Documents, Related Agreements. At any time after the execution and delivery thereof, any Credit Document or Related Agreement ceases to be in full force and effect (unless consented to by the Administrative Agent) or shall be declared null and void or the enforceability thereof shall be impaired in any material respect or a party thereto shall repudiate its obligations thereunder or shall contest the validity or enforceability thereof in writing, or the Collateral Agent shall not have or shall cease to have a valid and perfected First Priority Lien in any Collateral purported to be covered by the Collateral Documents, in each case for any reason other than the failure of the Collateral Agent or any Secured Party to take any action within its control; or

(k)	Related Agreements. A default, breach, termination event (including a Servicer Termination Event) or other similar circumstance shall occur by or in respect of any Person under any Related Agreement (other than the Administrative Agent or the Backup Servicer) and such default or breach shall continue beyond any applicable cure periods provided for therein, if any; or

(l)	Other Indebtedness. A default or event of default shall occur under any agreement or instrument governing any Indebtedness of the Borrower; or

(m)	Financial Reports. Any audit or report required to be delivered pursuant to Section 5.1(g) shall contain a material exception or qualification; or

(n)	Lender Audits. Any audit by or on behalf of the Administrative Agent of the Collateral or legal and compliance matters reveals a material exception or qualification; or

(o)	Material Adverse Effect. An event shall occur that has Material Adverse Effect; or

(p)	Performance Triggers. The occurrence of a Performance Trigger; or

(q)	Revolving Credit and Guarantee Agreement. The occurrence of an Event of Default (as defined in the Revolving Credit and Guarantee Agreement); or

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(r)	Key Employees. Any event shall occur or circumstance exist, other than a Change of Control, which materially interferes with or impairs the ability of the Key Employees to manage the day-to-day operations of the Borrower, each Approved Liquid Originating Subsidiary or the Company and such event or circumstance shall continue to exist for a period in excess of sixty (60) days; or

(s)	Bad Acts. The Borrower or any Additional Indemnitor shall commit any criminal act, civil fraud or intentionally provide to any Agent or Lender any misrepresentation with respect to the Borrower, any Approved Liquid Originating Subsidiary, the Company or any Additional Indemnitor or the business, affairs or financial condition thereof or the Collateral.

THEN, (A) upon the occurrence of any Event of Default described in Section 7.1(f) automatically, and (B) upon the occurrence of any other Event of Default, at the request of (or with the consent of) the Administrative Agent and the Requisite Lenders, upon written notice to the Borrower by the Administrative Agent, (x) the Revolving Loan Commitments, if any, shall immediately terminate; (y) each of the following shall immediately become due and payable, in each case without presentment, demand, protest or other requirements of any kind, all of which are hereby expressly waived by the Borrower: (1) the unpaid principal amount of and accrued interest on the Loans, and (2) all other Obligations; and (z) the Administrative Agent shall cause the Collateral Agent to enforce any and all Liens and security interests created pursuant to the Collateral Documents. In addition, upon the occurrence of any Event of Default, the Administrative Agent may terminate the Company Servicing Agreement, if applicable, and replace the Servicer with such other Servicer as the Administrative Agent may select in its sole discretion.

SECTION 8. AGENTS

8.1.	Appointment of Agents.

Fortress is hereby appointed the Administrative Agent and the Collateral Agent hereunder and under the other Credit Documents and each Lender hereby authorizes Fortress, in such capacities, to act as its agent in accordance with the terms hereof and the other Credit Documents. Each Agent hereby agrees to act upon the express conditions contained herein and the other Credit Documents, as applicable. The provisions of this Section 8 are solely for the benefit of Agents and the Lenders and the Borrower shall not have any rights as a beneficiary of any of the provisions thereof. In performing its functions and duties hereunder, each Agent shall act solely as an agent of the Lenders and does not assume and shall not be deemed to have assumed any obligation towards or relationship of agency or trust with or for the Borrower.

8.2.	Powers and Duties.

Each Lender irrevocably authorizes each Agent to take such action on such Lender’s behalf and to exercise such powers, rights and remedies hereunder and under the other Credit Documents as are specifically delegated or granted to such Agent by the terms hereof and thereof, together with such powers, rights and remedies as are reasonably incidental thereto. Each Agent shall have only those duties and responsibilities that are expressly specified herein and in the other Credit Documents. Each Agent may exercise such powers, rights and remedies and perform such duties by or through its agents or employees. No Agent shall have, by reason hereof or any of the other Credit Documents, a fiduciary relationship in respect of any Lender; and nothing herein or any of the other Credit Documents, expressed or implied, is intended to or shall be so construed as to impose upon any Agent any obligations in respect hereof or any of the other Credit Documents except as expressly set forth herein or therein.

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8.3.	Collateral Documents.

Each Lender hereby further authorizes the Administrative Agent or the Collateral Agent, as applicable, on behalf of and for the benefit the Lenders, to be the agent for and representative of the Lenders with respect to the Collateral and the Collateral Documents. Subject to Section 9.8, without further written consent or authorization from the Lenders, the Administrative Agent or the Collateral Agent, as applicable, may execute any documents or instruments necessary to release any Lien encumbering any item of Collateral that is the subject of a sale or other disposition of assets permitted hereby or to which the Requisite Lenders (or such other Lenders as may be required to give such consent under Section 9.8) have otherwise consented, or with respect to which the Requisite Lenders or the Administrative Agent (or such other Lenders as may be required to give such consent under Section 9.8) have otherwise consented.

SECTION 9. MISCELLANEOUS

9.1.	No Recourse; Actions of the Borrower.

The present and future debts, liabilities and obligations of the Trustee under this Agreement shall be obligations of the Trustee solely in its capacity as trustee of the Borrower Trust and not in its personal capacity. All recourse for payment or satisfaction of the obligations and liabilities of, or claims against, the Trustee under this Agreement shall be limited to the Trust Fund (as defined in the Borrower Declaration of Trust) and no recourse or execution shall be had for the payment of any amount owing by the Trustee under this Agreement, or for the payment by the Trustee of any fee in respect hereof or any other debt, liability, obligation or claim of or against the Trustee arising out of or based on this Agreement against the Trustee (or any successor to the Trustee as trustee of the Borrower Trust), in its personal capacity or any other capacity, or against its properties, assets or undertakings or against any shareholder, employee, officer, director, agent or incorporator of the Trustee (or any successor as trustee of the Borrower Trust); provided, however, that nothing in this section shall relieve any of the foregoing Persons from any liability which such Person may otherwise have in such capacity for his/her gross negligence or wilful misconduct. The agreements in this Section shall survive termination of this Agreement.

9.2.	Administration Agreement.

The Lenders acknowledge that the Borrower has entered into the Administration Agreement which provides, among other things, for the provision of certain services and the performance by the Company of certain obligations of the Borrower under this Agreement, the other Credit Documents and the Related Agreements to which it is a party. Accordingly, any obligation of the Borrower hereunder or thereunder performed by the Company on behalf of the Borrower will be deemed to have been performed by the Borrower and any payments referred to hereunder or thereunder received or received and applied against the Obligations by the Company on behalf of the Borrower will be deemed to have been received or received and applied by the Borrower. The Lenders may act and rely on any document, agreement, instrument or report referred to herein prepared or executed by the Company on behalf of the Borrower as if same had been prepared or executed, as the case may be, by the Borrower.

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9.3.	Power of Attorney.

For valuable consideration, the receipt and sufficiency of which are hereby acknowledged, the Borrower irrevocably constitutes and appoints the Administrative Agent and any officer or agent of the Administrative Agent, with full power of substitution, as its true and lawful attorney with full power and authority in the place and stead of the Borrower or in the Administrative Agent’s own name or that of the Administrative Agent’s agent or nominee, from time to time in the Administrative Agent’s sole discretion, to do any and all acts and things, complete any endorsements or registrations and execute and deliver all agreements, documents and instruments in relation to the Collateral as the Administrative Agent, in its sole discretion, considers necessary or desirable to carry out the provisions of this Agreement and the other Credit Documents and for purposes of exercising its rights and remedies hereunder and thereunder. The Borrower ratifies and agrees to ratify all acts of any attorney taken or done in accordance with this Section 9.3. This power of attorney being coupled with an interest shall not be revoked or terminated by any act and shall remain in full force and effect until this Agreement has been terminated.

9.4.	Notices.

Unless otherwise specifically provided herein, any notice or other communication herein required or permitted to be given by the Borrower, the Collateral Agent or the Administrative Agent shall be sent to such Person’s address as set forth on Appendix B or in the other relevant Credit Document, and in the case of any Lender, the address as indicated on Appendix B or otherwise indicated to the Administrative Agent in writing. Each notice hereunder shall be in writing and may be personally served, sent by courier service, facsimile or electronic mail and shall be deemed to have been given when delivered in person or by courier service and signed for against receipt thereof, upon receipt of facsimile or upon receipt of email; provided, no notice to any Agent shall be effective until received by such Agent.

9.5.	Expenses.

Whether or not the transactions contemplated hereby shall be consummated, the Borrower agrees to pay promptly all the Agents’ actual and reasonable, documented, out-of-pocket costs and expenses (i) contemplated herein or in any other Credit Document; (ii) in connection with the preparation of the Credit Documents and the Related Agreements, including all the reasonable, documented fees, expenses and disbursements of counsel to the Agents in connection with the negotiation, preparation and execution thereof; (iii) in connection with creating and perfecting Liens in favour of the Collateral Agent, for the benefit of the Secured Parties, including filing and recording fees, expenses and taxes, stamp or documentary taxes, search fees, title insurance premiums and reasonable fees, expenses and disbursements of counsel to each Agent; (iv) in connection with the administration of the Credit Documents and the Related Agreements; (v) in connection with the custody or preservation of any of the Collateral; (vi) in connection with the syndication of the Loans; (vii) in connection with the negotiation, preparation and execution of any consents, amendments, waivers or other modifications to any of the Credit Documents or Related Agreements; and (viii) after the occurrence of a Default or an Event of Default, incurred by any Agent and the Lenders in enforcing any Obligations of or in collecting any payments due from the Borrower hereunder or under the other Credit Documents or Related Agreements by reason of such Default or Event of Default (including in connection with the sale of, collection from, or other realization upon any of the Collateral) or in connection with any refinancing or restructuring of the credit arrangements provided hereunder in the nature of a “work-out” or pursuant to any insolvency or bankruptcy cases or proceedings.

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9.6.	Indemnity.

(a)	IN ADDITION TO THE PAYMENT OF EXPENSES PURSUANT TO SECTION 9.5, WHETHER OR NOT THE TRANSACTIONS CONTEMPLATED HEREBY SHALL BE CONSUMMATED, THE BORROWER AGREES TO DEFEND (SUBJECT TO INDEMNITEES’ SELECTION OF COUNSEL), INDEMNIFY, PAY AND HOLD HARMLESS, EACH AGENT AND EACH LENDER, THEIR AFFILIATES AND THEIR RESPECTIVE OFFICERS, PARTNERS, DIRECTORS, TRUSTEES, EMPLOYEES AND AGENTS OF EACH AGENT AND EACH LENDER (EACH, AN “INDEMNITEE”), FROM AND AGAINST ANY AND ALL INDEMNIFIED LIABILITIES, IN ALL CASES, WHETHER OR NOT CAUSED BY OR ARISING, IN WHOLE OR IN PART, OUT OF THE COMPARATIVE, CONTRIBUTORY, OR SOLE NEGLIGENCE OF SUCH INDEMNITEE; PROVIDED, THE BORROWER SHALL HAVE NO OBLIGATION TO ANY INDEMNITEE HEREUNDER WITH RESPECT TO ANY INDEMNIFIED LIABILITIES TO THE EXTENT SUCH INDEMNIFIED LIABILITIES ARISE FROM THE GROSS NEGLIGENCE, WILLFUL MISCONDUCT OR BAD FAITH OF SUCH INDEMNITEE, AS DETERMINED BY A COURT OF COMPETENT JURISDICTION IN A FINAL NON-APPEALABLE ORDER OR JUDGMENT. TO THE EXTENT THAT THE UNDERTAKINGS TO DEFEND, INDEMNIFY, PAY AND HOLD HARMLESS SET FORTH IN THIS SECTION 9.6 MAY BE UNENFORCEABLE IN WHOLE OR IN PART BECAUSE THEY ARE VIOLATIVE OF ANY LAW OR PUBLIC POLICY, THE BORROWER SHALL CONTRIBUTE THE MAXIMUM PORTION THAT IT IS PERMITTED TO PAY AND SATISFY UNDER APPLICABLE LAW TO THE PAYMENT AND SATISFACTION OF ALL INDEMNIFIED LIABILITIES INCURRED BY INDEMNITEES OR ANY OF THEM.

(b)	To the extent permitted by applicable law, the Borrower shall not assert, and hereby waives, any claim against the Lenders, the Agents and their respective Affiliates, directors, employees, attorneys or agents, on any theory of liability, for special, indirect, consequential or punitive damages (as opposed to direct or actual damages) (whether or not the claim therefor is based on contract, tort or duty imposed by any applicable legal requirement) arising out of, in connection with, as a result of, or in any way related to, this Agreement or any Credit Document or any agreement or instrument contemplated hereby or thereby or referred to herein or therein, the transactions contemplated hereby or thereby, the Loans or the use of the proceeds thereof or any act or omission or event occurring in connection therewith, and the Borrower hereby waives, releases and agrees not to sue upon any such claim or any such damages, whether or not accrued and whether or not known or suspected to exist in its favor.

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9.7.	Set-Off.

In addition to any rights now or hereafter granted under applicable law and not by way of limitation of any such rights, upon the occurrence of any Event of Default, each Lender and its Affiliates is hereby authorized by the Borrower at any time or from time to time subject to the consent of the Administrative Agent, without notice to the Borrower or to any other Person (other than the Administrative Agent) except to the extent required by applicable law, any such notice being hereby expressly waived to the maximum extent under applicable law, and subject to any requirements or limitations imposed by applicable law, to set off and to appropriate and to apply any and all deposits (general or special, including Indebtedness evidenced by certificates of deposit, whether matured or unmatured, but not including trust accounts (in whatever currency)) and any other Indebtedness at any time held or owing by such Lender to or for the credit or the account of the Borrower (in whatever currency) against and on account of the obligations and liabilities of the Borrower to such Lender arising hereunder or under the other Credit Documents, including all claims of any nature or description arising out of or connected hereto or with any other Credit Document, irrespective of whether or not (a) such Lender shall have made any demand hereunder, (b) the principal of or the interest on the Loans or any other amounts due hereunder shall have become due and payable pursuant to Section 2.1 or Section 7 and although such obligations and liabilities, or any of them, may be contingent or unmatured or (c) such obligation or liability is owed to a branch or office of such Lender different from the branch or office holding such deposit or obligation or such Indebtedness.

9.8.	Amendments and Waivers.

(a)	Requisite Lenders’ Consent. Subject to Sections 9.8(b) and 9.8(c), no amendment, modification, termination or waiver of any provision of the Credit Documents, or consent to any departure by the Borrower therefrom, shall in any event be effective without the written concurrence of the Borrower, the Administrative Agent, and the Requisite Lenders.

(b)	Affected Lenders’ Consent. Without the written consent of each Lender that would be affected thereby, no amendment, modification, termination, or consent shall be effective if the effect thereof would:

(i)	extend the Maturity Date;

(ii)	waive any condition to the Closing Date or the funding of a Loan;

(iii)	waive, reduce or postpone any repayment;

(iv)	reduce the rate of interest on the Loans or any fee payable hereunder;

(v)	extend the time for payment of any such interest or fees;

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(vi)	reduce the principal amount of the Loans;

(vii)	amend, modify, terminate or waive any provision of this Section 9.8(b) or Section 9.8(c);

(viii)	amend the definition of “Requisite Lenders” or “Pro Rata Share”;

(ix)	release all or substantially all of the Collateral, except as expressly provided in the Credit Documents; or

(x)	consent to the assignment or transfer by the Borrower of any of its rights or obligations under any Credit Document.

(c)	Other Consents. No amendment, modification, termination or waiver of any provision of the Credit Documents, or consent to any departure by the Borrower therefrom, shall:

(i)	increase the Revolving Loan Commitment of any Lender without the consent of such Lender;

(ii)	amend, modify, terminate or waive any provision of Section 3.2 with regard to the making of any Loan without the consent of the Lenders; or

(iii)	amend, modify, terminate or waive any provision of Section 8 as the same applies to any Agent, or any other provision hereof as the same applies to the rights or obligations of any Agent, in each case without the consent of such Agent.

(d)	Execution of Amendments, etc. The Administrative Agent may, but shall have no obligation to, with the concurrence of any Lender, execute amendments, modifications, waivers or consents on behalf of such Lender. Any waiver or consent shall be effective only in the specific instance and for the specific purpose for which it was given. No notice to or demand on the Borrower in any case shall entitle the Borrower to any other or further notice or demand in similar or other circumstances. Any amendment, modification, termination, waiver or consent effected in accordance with this Section 9.8 shall be binding upon each Lender at the time outstanding, each future Lender and, if signed by the Borrower, upon the Borrower. Notwithstanding anything to the contrary contained in this Section 9.8, if the Administrative Agent and the Borrower shall have jointly identified an obvious error or any error or omission of a technical nature, in each case that is immaterial (as determined by the Administrative Agent), in any provision of the Credit Documents, then the Administrative Agent (in its respective applicable capacities thereunder as the Administrative Agent or the Collateral Agent) and the Borrower shall be permitted to amend such provision and such amendment shall become effective without any further action or consent by the Requisite Lenders if the same is not objected to in writing by the Requisite Lenders within five (5) Business Days following receipt of notice thereof.

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9.9.	Successors and Assigns; Participations.

(a)	Generally. This Agreement shall be binding upon the parties hereto and their respective successors and assigns and shall inure to the benefit of the parties hereto and the successors and assigns of the Lenders. None of the Borrower’s rights or obligations hereunder nor any interest herein may be assigned or delegated without the prior written consent of all of the Lenders. Nothing in this Agreement, expressed or implied, shall be construed to confer upon any Person (other than the parties hereto, Indemnitees under Section 9.6, their respective successors and assigns permitted hereby and, to the extent expressly contemplated hereby, Lender Affiliates of each of the Agents and the Lenders) any legal or equitable right, remedy or claim under or by reason of this Agreement.

(b)	Register. The Borrower, the Administrative Agent and the Lenders shall deem and treat the Persons listed as “Lenders” in the Register as the holders and owners of the corresponding Pro Rata Share of the Loans listed therein for all purposes hereof, and no assignment or transfer of any such Pro Rata Share of the Loans shall be effective, in each case, unless and until an Assignment Agreement effecting the assignment or transfer thereof shall have been delivered to and accepted by the Administrative Agent and recorded in the Register as provided in Section 9.9(e). Prior to such recordation, all amounts owed with respect to the applicable Pro Rata Share of the Loans shall be owed to the Lender listed in the Register as the owner thereof, and any request, authority or consent of any Person who, at the time of making such request or giving such authority or consent, is listed in the Register as a Lender shall be conclusive and binding on any subsequent holder, assignee or transferee of the corresponding Pro Rata Share of the Loans.

(c)	Right to Assign. Each Agent and each Lender shall have the right at any time after the Closing Date to sell, assign, pledge or transfer all or a portion of its rights and obligations under this Agreement, including, without limitation, all or a portion of the Loans owing to it or other Obligations to any Person; provided, other than during the continuance of an Event of Default, no Lender shall assign all or any portion of its rights and obligations under this Agreement to any competitor of the Company, as determined by the Administrative Agent in its good faith business judgment.

(d)	Mechanics. The assigning Lender and the assignee thereof shall execute and deliver to the Administrative Agent an Assignment Agreement, together with such forms, certificates or other evidence, if any, with respect to income tax withholding matters as the assignee under such Assignment Agreement may be required to deliver to the Administrative Agent.

(e)	Notice of Assignment. Upon its receipt and acceptance of a duly executed and completed Assignment Agreement, and any forms, certificates or other evidence required by this Agreement in connection therewith, the Administrative Agent shall record the information contained in such Assignment Agreement in the Register, shall give prompt notice thereof to the Borrower and shall maintain a copy of such Assignment Agreement.

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(f)	Representations and Warranties of Assignee. Each assignee of any Lender, upon executing and delivering an Assignment Agreement, represents and warrants as of the applicable Effective Date (as defined in the applicable Assignment Agreement) that (i) it has experience and expertise in the making of or investing in commitments or loans such as the Loans; (ii) it will invest in its Pro Rata Share of the Loans for its own account in the ordinary course of its business; and (iii) such assignee does not own or control, or own or control any Person owning or controlling, any trade debt or Indebtedness of the Borrower other than the Obligations.

(g)	Effect of Assignment. Subject to the terms and conditions of this Section 9.9, as of the “Effective Date” specified in the applicable Assignment Agreement: (i) the assignee thereunder shall have the rights and obligations of a “Lender” hereunder to the extent such rights and obligations hereunder have been assigned to it pursuant to such Assignment Agreement and shall thereafter be a party hereto and a “Lender” for all purposes hereof; (ii) the assigning Lender thereunder shall, to the extent that rights and obligations hereunder have been assigned thereby pursuant to such Assignment Agreement, relinquish its rights (other than any rights which survive the termination hereof under Section 9.11) and be released from its obligations hereunder (and, in the case of an Assignment Agreement covering all or the remaining portion of an assigning Lender’s rights and obligations hereunder, such Lender shall cease to be a party hereto; provided, anything contained in any of the Credit Documents to the contrary notwithstanding, such assigning Lender shall continue to be entitled to the benefit of all indemnities hereunder as specified herein with respect to matters arising out of the prior involvement of such assigning Lender as a Lender hereunder); (iii) the Revolving Commitments shall be modified to reflect the Revolving Commitment of such assignee and any Revolving Commitment of such assigning Lender, if any; and (iv) if any such assignment occurs after the issuance of any Note hereunder, the assigning Lender shall, upon the effectiveness of such assignment or as promptly thereafter as practicable, surrender its applicable Notes to the Administrative Agent for cancellation, and thereupon the Borrower shall issue and deliver new Notes, if so requested by the assignee and/or assigning Lender, to such assignee and/or to such assigning Lender, with appropriate insertions, to reflect the new Pro Rata Share of the Loans of the assignee and/or the assigning Lender.

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(h)	Participations. Each Lender shall have the right at any time to sell one or more participations to any Person (other than the Borrower or any of its Affiliates) in all or any part of its Revolving Loan Commitments, Pro Rata Share of the Loans or in any other Obligation; provided, however, that notwithstanding the foregoing, no participations may be sold to any Person acquiring such participation with the assets of, or for the benefit of, any employee benefit plan subject to Title I of ERISA, any "plan" subject to Section 4975 of the Internal Revenue Code, or any entity whose underlying assets include plan assets by reason of a plan's investment in such entity. The holder of any such participation, other than an Affiliate of the Lender granting such participation, shall not be entitled to require such Lender to take or omit to take any action hereunder except with respect to any amendment, modification, termination, waiver or consent that would (i) extend the final scheduled maturity of any Loan or Note in which such participant is participating, or reduce the rate or extend the time of payment of interest or fees thereon or reduce the principal amount thereof, or increase the amount of the participant’s participation over the amount thereof then in effect (it being understood that an increase in any Revolving Loan Commitment or Loan shall be permitted without the consent of any participant if the participant’s participation is not increased as a result thereof), (ii) result in the assignment or transfer by the Borrower of any of its rights and obligations under this Agreement, (iii) release all or substantially all of the Collateral under the Collateral Documents (in each case, except as expressly provided in the Credit Documents) supporting the Loans hereunder in which such participant is participating, (iv) otherwise be required of any Lender under Sections 9.8(b) or 9.8(c), (v) waive or declare an Event of Default hereunder, (vi) result in any material change to the Eligibility Criteria, or (vii) result in an adverse regulatory impact on any such participant. The Borrower agrees that each participant shall be entitled to the benefits of Sections 2.14(a), 2.15, and 2.16 to the same extent as if it were a Lender and had acquired its interest by assignment pursuant to clause (c) of this Section 9.9; provided, a participant shall not be entitled to receive any greater payment under Section 2.15 and 2.16 than the applicable Lender would have been entitled to receive with respect to the participation sold to such participant, except to the extent such entitlement to receive a greater payment results from a change in law that occurs after the participant acquired the applicable participation. To the extent permitted by law, each participant also shall be entitled to the benefits of Section 9.7 as though it were a Lender. Notwithstanding any participation made hereunder (i) such selling Lender’s obligations under this Agreement shall remain unchanged, (ii) such Lender shall remain solely responsible to the Borrower for the performance of its obligations hereunder, and (iii) except as set forth above, the Borrower, the Agents and the other Lenders shall continue to deal solely and directly with such Lender in connection with such Lender’s rights and obligations under this Agreement, and such Lender shall retain the sole right to enforce the obligations of the Borrower relating to the Obligations and to approve, without the consent of or consultation with any participant, any amendment, modification or waiver of any provision of this Agreement; provided, however, that during the occurrence and continuance of an Event of Default, the participant (to the extent of its interest in any Loans) shall have the right to exercise any remedies hereunder and vote any claims with respect to the Borrower or the Loans in any bankruptcy, insolvency or similar type of proceeding of the Borrower. Each Lender that sells a participation shall maintain a register on which it enters the name and address of each participant and the principal amounts (and stated interest) of each participant’s participation (the “Participant Register”); provided that no Lender shall have any obligation to disclose all or any portion of the Participant Register (including the identity of any participant or any information relating to a Participant's interest in any Revolving Loan Commitments, Loans, or in any of its other Obligations) to any Person except to the extent that such disclosure is necessary to establish that such Revolving Loan Commitment, Loan, or other Obligation is in registered form under Section 5f.103-1(c) of the United States Treasury Regulations, if applicable, or to the extent reasonably necessary for the Administrative Agent to comply with its obligations under FATCA, if applicable. The entries in the Participant Register shall be conclusive, absent manifest error, and such Lender shall treat each Person whose name is recorded in the Participant Register as the owner of such participation for all purposes of this Agreement notwithstanding any notice to the contrary. For the avoidance of doubt, Fortress (in its capacity as the Administrative Agent) shall have no responsibility for maintaining a Participant Register
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(i)	Certain Other Assignments. In addition to any other assignment permitted pursuant to this Section 9.9, any Lender may assign, pledge and/or grant a security interest in, all or any portion of its Pro Rata Share of the Loans, the other Obligations owed by or to such Lender, and its Notes, if any, to secure obligations of such Lender including, without limitation, to any Federal Reserve Bank as collateral security pursuant to Regulation A of the Board of Governors of the Federal Reserve System and any operating circular issued by such Federal Reserve Bank; provided, such Lender, as between the Borrower and the Lender, shall not be relieved of any of its obligations hereunder as a result of any such assignment and pledge, and provided further, in no event shall the applicable Federal Reserve Bank, pledgee or trustee be considered to be a “Lender” or be entitled to require the assigning Lender to take or omit to take any action hereunder.

(j)	Fortress Affiliate Lenders. Notwithstanding anything to the contrary set forth in this Section 9.9, each party hereto acknowledges and agrees that (a) Fortress and/or its Affiliates may, in its sole discretion, at any time, and from time to time, in connection with any assignment to be made hereunder to any Affiliates of Fortress (each such Lender Affiliate, a “Fortress Affiliate Lender”), (i) assign to any Fortress Affiliate Lender all or any portion of Fortress’ or any Fortress Affiliate Lender’s Loans then existing and/or Fortress’ or any such Fortress Affiliate Lender’s Revolving Loan Commitments then outstanding in such percentages or fixed dollar amounts as Fortress or any such Fortress Affiliate Lender shall determine in their respective sole discretion, and (ii) in furtherance of the foregoing, request the Borrower to, and the Borrower shall, execute and deliver to Fortress or such Fortress Affiliate Lender, as the case may be, any Note (or replacement thereof) requested to reflect such assignment and (b) Fortress and one or more Fortress Affiliate Lenders may enter into agreements by and among Fortress and such Fortress Affiliate Lenders and (if applicable) the Administrative Agent with respect to such assignments, including, without limitation, the ability to create a sequential pay feature amongst Fortress and such Fortress Affiliate Lenders; provided that the terms of any such agreements do not affect the terms of the Credit Documents (other than the Assignment Agreement to the extent required to reflect such agreements) or the Borrower’s rights or obligations under any Credit Document; provided, further, that (1) the percentage or fixed dollar amount of such assignment is set forth in the related Assignment Agreement, (2) the aggregate Revolving Loan Commitment amongst Fortress and such Fortress Affiliate Lenders immediately following any such assignment remains unchanged from the aggregate Revolving Loan Commitments of Fortress and the Fortress Affiliate Lenders immediately prior to such assignment and (3) no such assignment shall increase any of the Borrower’s Obligations hereunder; and provided, further, that any such Fortress Affiliate Lender subject to any such assignment for any such percentage or fixed dollar amount (whether such assignment is solely of the existing Loans or the outstanding Revolving Loan Commitments, or both) shall be a “Lender” for all purposes hereunder, under the other Credit Documents subject, solely as among Fortress and the Fortress Affiliate Lenders, to such restrictions set forth amongst Fortress and any such Fortress Affiliate Lenders set forth in the related Assignment Agreement (including the ability for any such assignee to not be assigned any future funding obligations in respect of Revolving Loan Commitments other than to the extent of any repayments received by such assignee on the principal balance of the assigned Loan (provided that such Assignment Agreement shall also provide that the relevant assignor expressly retains any such future funding obligations beyond principal repayments to such assignee on the principal balance of such assigned Loan)).

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(k)	Costs of Assignment, Participations. The Borrower will not be liable for legal costs associated with any assignment or participation by a Lender.

9.10.	Independence of Covenants.

All covenants hereunder shall be given independent effect so that if a particular action or condition is not permitted by any of such covenants, the fact that it would be permitted by an exception to, or would otherwise be within the limitations of, another covenant shall not avoid the occurrence of a Default or an Event of Default if such action is taken or condition exists.

9.11.	Survival of Representations, Warranties and Agreements.

All representations, warranties and agreements made herein shall survive the execution and delivery hereof and the making of any Loan. Notwithstanding anything herein or implied by law to the contrary, the agreements of the Borrower set forth in Sections 2.14(a), 2.15, 2.16, 9.5, 9.6, 9.7 and 9.13 shall survive the repayment of the Loans and the termination hereof.

9.12.	No Waiver; Remedies Cumulative.

No failure or delay on the part of any Agent or any Lender in the exercise of any power, right or privilege hereunder or under any other Credit Document shall impair such power, right or privilege or be construed to be a waiver of any default or acquiescence therein, nor shall any single or partial exercise of any such power, right or privilege preclude other or further exercise thereof or of any other power, right or privilege. The rights, powers and remedies given to each Agent and each Lender hereby are cumulative and shall be in addition to and independent of all rights, powers and remedies existing by virtue of any statute or rule of law or in any of the other Credit Documents. Any forbearance or failure to exercise, and any delay in exercising, any right, power or remedy hereunder shall not impair any such right, power or remedy or be construed to be a waiver thereof, nor shall it preclude the further exercise of any such right, power or remedy.

9.13.	Marshalling; Payments Set Aside.

Neither any Agent nor any Lender shall be under any obligation to marshal any assets in favour of the Borrower or any other Person or against or in payment of any or all of the Obligations. To the extent that the Borrower makes a payment or payments to the Administrative Agent or the Lenders (or to the Administrative Agent, on behalf of the Lenders), or the Administrative Agent, the Collateral Agent or the Lenders enforce any security interests or exercise their rights of setoff, and such payment or payments or the proceeds of such enforcement or setoff or any part thereof are subsequently invalidated, declared to be fraudulent or preferential, set aside and/or required to be repaid to a trustee, receiver or any other party under any bankruptcy law, any other state, provincial or federal law, common law or any equitable cause, then, to the extent of such recovery, the obligation or part thereof originally intended to be satisfied, and all Liens, rights and remedies therefor or related thereto, shall be revived and continued in full force and effect as if such payment or payments had not been made or such enforcement or setoff had not occurred.

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9.14.	Severability.

In case any provision or obligation hereunder or under any Note or other Credit Document shall be invalid, illegal or unenforceable in any jurisdiction, the validity, legality and enforceability of the remaining provisions or obligations, or of such provision or obligation in any other jurisdiction, shall not in any way be affected or impaired thereby.

9.15.	Headings.

Section headings herein are included herein for convenience of reference only and shall not constitute a part hereof for any other purpose or be given any substantive effect.

9.16.	APPLICABLE LAW.

EXCEPT AS OTHERWISE EXPRESSLY PROVIDED IN ANY OF THE CREDIT DOCUMENTS, IN ALL RESPECTS, INCLUDING ALL MATTERS OF CONSTRUCTION, VALIDITY AND PERFORMANCE, THE CREDIT DOCUMENTS AND THE OBLIGATIONS SHALL BE GOVERNED BY, AND CONSTRUED AND ENFORCED IN ACCORDANCE WITH, THE LAWS OF THE PROVINCE OF ONTARIO AND THE LAWS OF CANADA APPLICABLE THEREIN WITHOUT REGARD TO CONFLICT OF LAWS PRINCIPLES THEREOF THAT WOULD RESULT IN THE APPLICATION OF ANY LAW OTHER THAN THE LAW OF THE PROVINCE OF ONTARIO AND THE LAWS OF CANADA APPLICABLE THEREIN.

9.17.	CONSENT TO JURISDICTION.

EACH PARTY HERETO HEREBY CONSENTS AND AGREES THAT THE COURTS OF THE STATE OF NEW YORK AND THE PROVINCE OF ONTARIO SHALL HAVE NON-EXCLUSIVE JURISDICTION TO HEAR AND DETERMINE ANY CLAIMS OR DISPUTES BETWEEN THE BORROWER, THE ADMINISTRATIVE AGENT, THE COLLATERAL AGENT AND LENDERS PERTAINING TO THIS AGREEMENT OR ANY OF THE OTHER CREDIT DOCUMENTS OR TO ANY MATTER ARISING OUT OF OR RELATING TO THIS AGREEMENT OR ANY OF THE OTHER CREDIT DOCUMENTS; PROVIDED, THAT NOTHING IN THIS AGREEMENT SHALL BE DEEMED OR OPERATE TO PRECLUDE ANY LEGAL ACTION BEING TAKEN IN ANY OTHER JURISDICTION OR THE ADMINISTRATIVE AGENT OR THE COLLATERAL AGENT FROM BRINGING SUIT OR TAKING OTHER LEGAL ACTION IN ANY OTHER JURISDICTION TO REALIZE ON THE COLLATERAL OR ANY OTHER SECURITY FOR THE OBLIGATIONS, OR TO ENFORCE A JUDGMENT OR OTHER COURT ORDER IN FAVOUR OF THE ADMINISTRATIVE AGENT OR THE COLLATERAL AGENT, AS APPLICABLE (EACH BEING REFERRED TO HEREIN AS AN “ENFORCEMENT JURISDICTION”). EACH PARTY HERETO EXPRESSLY SUBMITS AND CONSENTS IN ADVANCE TO THE JURISDICTION OF SUCH ENFORCEMENT JURISDICTION IN ANY ACTION OR SUIT COMMENCED IN ANY SUCH COURT, AND EACH PARTY HERETO HEREBY WAIVES ANY OBJECTION THAT SUCH PARTY MAY HAVE BASED UPON LACK OF PERSONAL JURISDICTION, IMPROPER VENUE OR FORUM NON CONVENIENS AND HEREBY CONSENTS TO THE GRANTING OF SUCH LEGAL OR EQUITABLE RELIEF AS IS DEEMED APPROPRIATE BY SUCH COURT OF SUCH ENFORCEMENT JURISDICTION. EACH PARTY HERETO HEREBY WAIVES PERSONAL SERVICE OF THE SUMMONS, COMPLAINT AND OTHER PROCESS ISSUED IN ANY SUCH ACTION OR SUIT AND AGREES THAT SERVICE OF SUCH SUMMONS, COMPLAINTS AND OTHER PROCESS MAY BE MADE BY REGISTERED OR CERTIFIED MAIL, RETURN RECEIPT REQUESTED, TO THE APPLICABLE PARTY AT ITS ADDRESS PROVIDED IN ACCORDANCE WITH SECTION 9.1 AND FURTHER AGREES THAT SERVICE AS PROVIDED IN SENTENCE IS SUFFICIENT TO CONFER PERSONAL JURISDICTION OVER THE APPLICABLE PARTY IN ANY SUCH PROCEEDING IN ANY SUCH COURT, AND OTHERWISE CONSTITUTES EFFECTIVE AND BINDING SERVICE IN EVERY RESPECT.

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9.18.	WAIVER OF JURY TRIAL.

EACH OF THE PARTIES HERETO HEREBY AGREES TO WAIVE ITS RESPECTIVE RIGHTS TO A JURY TRIAL OF ANY CLAIM OR CAUSE OF ACTION BASED UPON OR ARISING HEREUNDER OR UNDER ANY OF THE OTHER CREDIT DOCUMENTS OR ANY DEALINGS BETWEEN THEM RELATING TO THE SUBJECT MATTER OF THIS LOAN TRANSACTION OR THE LENDER/BORROWER RELATIONSHIP THAT IS BEING ESTABLISHED. THE SCOPE OF THIS WAIVER IS INTENDED TO BE ALL-ENCOMPASSING OF ANY AND ALL DISPUTES THAT MAY BE FILED IN ANY COURT AND THAT RELATE TO THE SUBJECT MATTER OF THIS TRANSACTION, INCLUDING CONTRACT CLAIMS, TORT CLAIMS, BREACH OF DUTY CLAIMS AND ALL OTHER COMMON LAW AND STATUTORY CLAIMS. EACH PARTY HERETO ACKNOWLEDGES THAT THIS WAIVER IS A MATERIAL INDUCEMENT TO ENTER INTO A BUSINESS RELATIONSHIP, THAT EACH HAS ALREADY RELIED ON THIS WAIVER IN ENTERING INTO THIS AGREEMENT, AND THAT EACH WILL CONTINUE TO RELY ON THIS WAIVER IN ITS RELATED FUTURE DEALINGS. EACH PARTY HERETO FURTHER WARRANTS AND REPRESENTS THAT IT HAS REVIEWED THIS WAIVER WITH ITS LEGAL COUNSEL AND THAT IT KNOWINGLY AND VOLUNTARILY WAIVES ITS JURY TRIAL RIGHTS FOLLOWING CONSULTATION WITH LEGAL COUNSEL. THIS WAIVER IS IRREVOCABLE, MEANING THAT IT MAY NOT BE MODIFIED EITHER ORALLY OR IN WRITING (OTHER THAN BY A MUTUAL WRITTEN WAIVER SPECIFICALLY REFERRING TO THIS SECTION 9.18 AND EXECUTED BY EACH OF THE PARTIES HERETO), AND THIS WAIVER SHALL APPLY TO ANY SUBSEQUENT AMENDMENTS, RENEWALS, SUPPLEMENTS OR MODIFICATIONS HERETO OR ANY OF THE OTHER CREDIT DOCUMENTS OR TO ANY OTHER DOCUMENTS OR AGREEMENTS RELATING TO THE LOANS MADE HEREUNDER. IN THE EVENT OF LITIGATION, THIS AGREEMENT MAY BE FILED AS A WRITTEN CONSENT TO A TRIAL BY THE COURT.

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9.19.	Usury Savings Clause.

If any provision of this Agreement or of any of the other Credit Documents would obligate the Borrower to make any payment of interest (as such term is construed under the Criminal Code (Canada)) payable to any Agent or any Lender in an amount or calculated at a rate which would result in a receipt by such Agent or Lender of interest in excess of the Highest Lawful Rate, then notwithstanding such provisions, such amount or rate shall be deemed to have been adjusted with retroactive effect to the maximum amount or rate of interest, as the case may be, as would not so result in a receipt by such Agent or such Lender of interest at a rate in excess of the Highest Lawful Rate, such adjustment to be effected, to the extent necessary, as follows: (1) firstly, by reducing the amount or rate of interest required to be paid to such Agent or such Lender under Section 2.6, and (2) thereafter, by reducing any fees, commissions, premiums and other amounts required to be paid to such Agent or such Lender which would constitute “interest” for purposes of determining the Highest Lawful Rate. Notwithstanding the foregoing, it is the intention of Lenders and the Borrower to conform strictly to any applicable usury laws, and after giving effect to all adjustments contemplated in the preceding sentence, if an Agent or Lender shall have received an amount in excess of the maximum permitted by application of the Highest Lawful Rate, the Borrower shall be entitled, by notice in writing to such Agent or such Lender, to obtain reimbursement from such Agent or such Lender in an amount equal to such excess and, pending such reimbursement, such amount shall be deemed to be an amount payable by such Agent or such Lender to the Borrower. Any amount or rate of interest referred to in this Section 9.19 shall be determined in accordance with GAAP as an effective annual rate of interest over the term that the Loans remains outstanding on the assumption that any charges, fees or expenses that fall within the meaning of “interest” for the purposes of determining the Highest Lawful Rate shall, if they relate to a specific period of time, be pro-rated over that period of time and otherwise be pro-rated over the period from the Initial Credit Date to the Maturity Date and, in the event of a dispute, a certificate of an actuary appointed by the Administrative Agent shall be conclusive for the purposes of such determination absent manifest error.

9.20.	Counterparts.

This Agreement may be executed in any number of counterparts, each of which when so executed and delivered shall be deemed an original, but all such counterparts together shall constitute but one and the same instrument. Delivery of an executed signature page to this Agreement by facsimile transmission or other electronic image scan transmission (e.g., “PDF” or “tif” via email) shall be as effective as delivery of a manually signed counterpart of this Agreement.

9.21.	Advice of Counsel; No Strict Construction.

Each of the parties represents to each other party hereto that it has discussed this Agreement and with its counsel. The parties hereto have participated jointly in the negotiation and drafting of this Agreement. In the event an ambiguity or question of intent or interpretation arises, this Agreement shall be construed as if drafted jointly by the parties hereto and no presumption or burden of proof shall arise favouring or disfavouring any party by virtue of the authorship of any provisions of this Agreement.

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9.22.	Time.

Time is of the essence in all respects hereof.

9.23.	Limitations Act, 2002.

Each of the parties hereto agree that any and all limitation periods provided for in the Limitations Act, 2002 (Ontario), shall be excluded from application to the Obligations and any undertaking, covenant, indemnity or other agreement provided for in this Agreement to fullest extent permitted by such Act.

9.24.	Effectiveness.

This Agreement shall become effective upon the execution of a counterpart hereof by each of the parties hereto and receipt by the Borrower and the Administrative Agent of written or telephonic notification of such execution and authorization of delivery thereof.

9.25.	Money Control Acts.

Each Lender and the Administrative Agent (for itself and not on behalf of the Lenders) hereby notifies the Borrower that pursuant to the requirements of the Patriot Act, it is required to obtain, verify and record information that identifies the Borrower, which information includes the name and address of the Borrower and other information that will allow the Lenders or the Administrative Agent, as applicable, to the Borrower in accordance with the Patriot Act.

9.26.	Prior Agreements.

This Agreement, the other Credit Documents and the Related Agreements contain the entire agreement of the parties hereto and thereto in respect of the transactions contemplated hereby and thereby, and all prior agreements among or between such parties, whether oral or written, are superseded by the terms of this Agreement, the other Credit Documents and the Related Agreements and unless specifically set forth in a writing contemporaneous herewith the terms, conditions and provisions of any and all such prior agreements do not survive execution of this Agreement.

9.27.	Confidentiality.

The Borrower agrees that the terms included in this Agreement and disclosed in connection with the consummation of the transactions contemplated hereby shall be kept strictly confidential, shall not be reproduced or disclosed (except as required by law, including, without limitation, the filing requirements of the Exchange Act), and shall not be used by the Borrower other than in connection with the transaction described herein except with the prior written consent of the Administrative Agent; provided, however, that the Administrative Agent hereby consents to the Borrower’s disclosure of (i) this Agreement to its respective officers, directors, employees, attorneys, accountants, agents and advisors who are directly involved in the implementation of the terms and conditions of this Agreement to the extent such persons agree to hold the same in confidence, and (ii) this Agreement as required by applicable law or compulsory legal process (in which case the Borrower agrees to inform the Administrative Agent promptly thereof).

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9.28.	Judgment Currency.

(a)	If, for the purpose of obtaining or enforcing judgment against the Borrower in any court in any jurisdiction, it becomes necessary to convert into any other currency (such other currency being hereinafter in this Section 9.28 referred to as the “Judgment Currency”) an amount due under any Credit Document in any currency (the “Obligation Currency”) other than the Judgment Currency, the conversion shall be made at the rate of exchange prevailing on the Business Day immediately preceding the date of actual payment of the amount due, in the case of any proceeding in the courts of the State of New York or in the courts of any other jurisdiction that will give effect to such conversion being made on such date, or the date on which the judgment is given, in the case of any proceeding in the courts of any other jurisdiction (the applicable date as of which such conversion is made pursuant to this Section 9.28 being hereinafter in this Section 9.28 referred to as the “Judgment Conversion Date”).

(b)	If, in the case of any proceeding in the court of any jurisdiction referred to in Section 9.28(a), there is a change in the rate of exchange prevailing between the Judgment Conversion Date and the date of actual receipt for value of the amount due, the Borrower shall pay such additional amount (if any, but in any event not a lesser amount) as may be necessary to ensure that the amount actually received in the Judgment Currency, when converted at the rate of exchange prevailing on the date of payment, will produce the amount of the Obligation Currency which could have been purchased with the amount of the Judgment Currency stipulated in the judgment or judicial order at the rate of exchange prevailing on the Judgment Conversion Date. Any amount due from the Borrower under this Section 9.28(b) shall be due as a separate debt and shall not be affected by judgment being obtained for any other amounts due under or in respect of any of the Credit Documents.

(c)	The term “rate of exchange” in this Section 9.28 means the rate of exchange at which the Administrative Agent, on the relevant date at or about 12:00 noon, would be prepared to sell, in accordance with the Administrative Agent’s normal course foreign currency exchange practices, the Obligation Currency against the Judgment Currency.

[Remainder of page intentionally left blank]

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IN WITNESS WHEREOF, the parties hereto have caused this Agreement to be duly executed and delivered by their respective officers thereunto duly authorized as of the date first written above.

COMPUTERSHARE TRUST COMPANY OF CANADA, in its capacity as trustee of MOGO FINANCE TRUST, by its administrative agent, MOGO FINANCE TECHNOLOGY INC.
as the Borrower

By:
Name:
Title:

By:
Name:
Title:

FORTRESS CREDIT CO LLC, as the Administrative Agent, the Collateral Agent, sole Lead Arranger and a Lender

By:
Name:
Title:

By:
Name:
Title:

76

APPENDIX A

Revolving Loan Commitments

Lender	Revolving Loan Commitment	Pro Rata Share
Fortress Credit Co LLC	$50,000,000	100%
Total	$50,000,000	100%

Appendix A-1

APPENDIX B

Notice Addresses

FORTRESS CREDIT CO LLC

as the Administrative Agent, the Collateral Agent, and a Lender

c/o Fortress Investment Group

1345 Avenue of the Americas, 46th Floor

New York, New York 10105

Attention: General Counsel – Credit Funds

Facsimile: [Redacted – Contact Details]

E-mail: [Redacted – E-mail Address]

COMPUTERSHARE TRUST COMPANY OF CANADA, in its capacity as trustee of

MOGO FINANCE TRUST

as the Borrower

c/o Mogo Finance Technology Inc.

#2100 – 401 W Georgia Street

Vancouver, BC

V6B 5A1

Attention: Gregory Feller

Facsimile: [Redacted – Contact Details]

E-mail: [Redacted – E-mail Address]

Appendix B-1

APPENDIX C

ELIGIBILITY CRITERIA

1.	Such Receivable represents a legal, valid binding obligation of the related Obligor.

2.	Such Receivable is denominated in Dollars.

3.	Such Receivable is not subject to, nor has there been asserted, any litigation or any right of rescission, set off, counterclaim or other defense of the related Obligor.

4.	Such Receivable was originated by an Approved Liquid Originating Subsidiary in accordance with the Underwriting Guidelines.

5.	The Backup Servicer has provided to the Administrative Agent a Document Certification in respect of such Receivable satisfactory to the Administrative Agent.

6.	[Redacted – Commercially Sensitive Loan Product Term and Interest Rate].

7.	The unpaid principal balance of such Receivable does not exceed $35,000.

8.	The related Obligor of such Receivable is an Eligible Obligor.

9.	Such Receivable was created, solicited and entered into, maintained and serviced in compliance with all applicable requirements of law.

10.	The Contract for such Receivable complies with all applicable requirements of law, does not contain any restriction on assignment and permits any assignee thereof to collect, use and disclose personal information (within the meaning of applicable Canadian privacy legislation) in connection with the purchase, sale or servicing of the related Receivable.

11.	Such Receivable has been purchased by the Borrower from the Originator pursuant to the Master Purchase Agreement free and clear of any Lien.

12.	If such Receivable was not originated by the Originator, such Receivable has been purchased by the Originator from an Approved Liquid Originating Subsidiary pursuant to a Purchase Agreement free and clear of any Lien.

13.	Following the purchase of such Receivable by the Borrower from the Originator, the Collateral Agent shall have a valid and perfected First Priority Lien on such Receivable.

14.	Such Receivable has been selected from the Approved Liquid Originating Subsidiaries’ portfolio of Receivables without adverse selection to the interests of the Borrower and using a selection methodology which has been approved by the Borrower and the Administrative Agent.

15.	Such Receivable is governed by an Approved Contract and has not had any of its terms, conditions or provisions amended, modified, restructured or waived in any manner inconsistent with the Servicing Standards.

Appendix C-1

16.	The proceeds of the Receivable were not used to by the related Obligor to refinance an existing Receivable which was been (i) seven or more days delinquent in the three months immediately preceding such refinancing, or (ii) thirty or more days delinquent in the three month period beginning six months prior to such refinancing.

17.	Since its date of origination, such Receivable has been serviced and administered in accordance with the Servicing Standards.

18.	Such Receivable is not a Charged-Off Receivable.

19.	[Redacted – Commercially Sensitive Loan Product Terms]

20.	Such Receivable was not a Delinquent Receivable at the time acquired from the Originator.

21.	Each representation and warranty provided for in Section 4.1 of the Master Purchase Agreement and, if applicable, the related Purchase Agreement, is true and correct in respect of such Receivable.

22.	The related Contract initially provides for the payment of all regularly scheduled payments on account of the Receivable by way of pre-authorized debit.

Appendix C-2

APPENDIX D

CUMULATIVE DEFAULT TRIGGER RATE

Number of Collection Periods elapsed since the related Origination Period	A	B	C	D	E	F	G	H	I	J	K	X
1	1.00	1.00	1.00	1.00	1.00	1.00	1.00	1.00	1.00	1.00	1.00	3.32
2	1.25	1.25	1.25	1.50	1.50	1.50	1.50	1.50	2.00	2.00	2.00	4.66
3	2.00	2.00	2.00	2.00	2.00	2.00	2.00	2.00	3.00	3.00	3.00	6.17
4	4.60	4.70	4.80	4.80	4.90	5.10	5.30	5.50	5.90	6.30	6.60	8.44
5	4.80	4.90	5.10	5.70	6.10	5.88	6.31	6.72	7.74	9.14	10.55	10.02
6	5.00	5.10	5.50	6.57	8.10	7.94	8.63	9.29	10.62	12.54	14.32	11.71
7	5.20	5.24	6.50	7.95	9.90	9.60	10.56	11.48	13.04	15.36	17.43	13.14
8	5.40	5.86	7.28	9.09	10.64	11.22	12.17	13.34	15.05	17.70	19.99	14.21
9	5.56	6.26	7.89	10.03	11.75	12.57	13.51	14.94	16.72	19.65	22.10	15.13
10	5.78	6.48	8.34	10.73	12.65	13.71	14.63	16.24	18.01	21.27	23.83	15.88
11	5.94	6.67	8.75	11.12	13.25	14.43	15.33	16.85	18.63	21.99	24.57	16.40
12	6.10	6.85	9.13	11.51	13.83	15.13	16.01	17.44	19.22	22.54	25.19	16.89
13	6.25	7.02	9.45	11.88	14.39	15.69	16.65	18.01	19.74	23.04	25.76	17.34
14	6.40	7.20	9.76	12.24	14.93	16.23	17.26	18.55	20.19	23.47	26.30	17.77
15	6.54	7.36	10.04	12.59	15.45	16.76	17.81	19.07	20.58	23.84	26.81	18.17
16	6.68	7.51	10.31	12.93	15.96	17.27	18.30	19.53	20.91	24.18	27.28	18.55
17	6.80	7.65	10.56	13.26	16.45	17.76	18.73	19.94	21.22	24.49	27.71	18.90
18	6.91	7.78	10.79	13.58	16.92	18.23	19.12	20.33	21.50	24.78	28.09	19.23
19	7.02	7.91	11.01	13.90	17.37	18.68	19.48	20.71	21.74	25.04	28.44	19.55
20	7.13	8.03	11.23	14.20	17.73	19.12	19.84	21.11	21.96	25.28	28.73	19.84
21	7.23	8.15	11.45	14.49	18.07	19.54	20.20	21.51	22.15	25.49	28.99	20.12
22	7.33	8.27	11.65	14.77	18.39	19.95	20.56	21.89	22.31	25.66	29.20	20.38
23	7.43	8.38	11.86	15.04	18.71	20.34	20.91	22.25	22.44	25.81	29.37	20.62
24	7.53	8.49	12.05	15.30	19.01	20.71	21.24	22.58	22.55	25.92	29.50	20.84
25	7.62	8.60	12.24	15.55	19.30	21.05	21.55	22.90	22.55	25.92	29.50	21.04
26	7.71	8.70	12.43	15.79	19.58	21.35	21.83	23.18	22.55	25.92	29.50	21.23
27	7.80	8.81	12.61	16.02	19.85	21.60	22.09	23.45	22.55	25.92	29.50	21.40
28	7.89	8.91	12.78	16.24	20.10	21.82	22.33	23.69	22.55	25.92	29.50	21.56
29	7.97	9.00	12.95	16.45	20.35	22.03	22.54	23.91	22.55	25.92	29.50	21.71
30	8.05	9.09	13.12	16.65	20.58	22.23	22.73	24.11	22.55	25.92	29.50	21.85

Appendix D-1

Number of Collection Periods elapsed since the related Origination Period	A	B	C	D	E	F	G	H	I	J	K	X
31	8.13	9.18	13.27	16.85	20.80	22.43	22.91	24.28	22.55	25.92	29.50	21.98
32	8.21	9.27	13.43	17.03	21.01	22.61	23.06	24.44	22.55	25.92	29.50	22.09
33	8.28	9.36	13.58	17.20	21.20	22.78	23.19	24.57	22.55	25.92	29.50	22.19
34	8.35	9.44	13.72	17.37	21.39	22.94	23.30	24.68	22.55	25.92	29.50	22.28
35	8.42	9.52	13.86	17.52	21.57	23.10	23.38	24.77	22.55	25.92	29.50	22.36
36	8.49	9.59	13.99	17.67	21.73	23.24	23.45	24.84	22.55	25.92	29.50	22.43
37	8.55	9.66	14.12	17.81	21.88	23.38	23.45	24.84	22.55	25.92	29.50	22.49
38	8.61	9.73	14.24	17.93	22.03	23.51	23.45	24.84	22.55	25.92	29.50	22.54
39	8.67	9.80	14.35	18.05	22.18	23.65	23.45	24.84	22.55	25.92	29.50	22.59
40	8.73	9.86	14.47	18.16	22.33	24.17	23.45	24.84	22.55	25.92	29.50	22.64
41	8.78	9.93	14.57	18.26	22.46	24.39	23.45	24.84	22.55	25.92	29.50	22.68
42	8.83	9.99	14.68	18.35	22.57	24.60	23.45	24.84	22.55	25.92	29.50	22.72
43	8.88	10.04	14.77	18.44	22.68	24.78	23.45	24.84	22.55	25.92	29.50	22.76
44	8.93	10.09	14.87	18.51	22.77	24.94	23.45	24.84	22.55	25.92	29.50	22.79
45	8.97	10.14	14.95	18.57	22.86	25.08	23.45	24.84	22.55	25.92	29.50	22.81
46	9.01	10.19	15.04	18.63	22.93	25.20	23.45	24.84	22.55	25.92	29.50	22.83
47	9.05	10.24	15.12	18.68	22.99	25.30	23.45	24.84	22.55	25.92	29.50	22.85
48	9.09	10.28	15.19	18.72	23.03	25.38	23.45	24.84	22.55	25.92	29.50	22.86
49	9.13	10.32	15.26	18.72	23.03	25.38	23.45	24.84	22.55	25.92	29.50	22.87
50	9.16	10.36	15.32	18.72	23.03	25.38	23.45	24.84	22.55	25.92	29.50	22.87
51	9.19	10.39	15.38	18.72	23.03	25.38	23.45	24.84	22.55	25.92	29.50	22.88
52	9.22	10.42	15.44	18.72	23.03	25.38	23.45	24.84	22.55	25.92	29.50	22.88
53	9.24	10.45	15.49	18.72	23.03	25.38	23.45	24.84	22.55	25.92	29.50	22.89
54	9.27	10.48	15.53	18.72	23.03	25.38	23.45	24.84	22.55	25.92	29.50	22.89
55	9.29	10.50	15.57	18.72	23.03	25.38	23.45	24.84	22.55	25.92	29.50	22.89
56	9.31	10.53	15.61	18.72	23.03	25.38	23.45	24.84	22.55	25.92	29.50	22.89
57	9.32	10.55	15.64	18.72	23.03	25.38	23.45	24.84	22.55	25.92	29.50	22.90
58	9.34	10.56	15.67	18.72	23.03	25.38	23.45	24.84	22.55	25.92	29.50	22.90
59	9.35	10.58	15.70	18.72	23.03	25.38	23.45	24.84	22.55	25.92	29.50	22.90
60	9.36	10.59	15.72	18.72	23.03	25.38	23.45	24.84	22.55	25.92	29.50	22.90

Appendix D-2